

Received SEC

APR 2 1 2010

Washington, DC 20549



2009 ANNUAL REPORT

CONSOLIDATED FINANCIAL SUMMARY

YEAR ($ in Thousands)	2005	2006	2007	2008	2009
Net Income (Loss)	$16,019	$18,318	$18,000	$(5,230)	$1,036
Net Income – Adjusted[1]	$16,019	$18,318	$18,000	$4,474	$2,221
Revenues	$89,829	$102,930	$118,434	$115,597	$90,299
Net Investment in Leases and Loans	$572,199	$693,003	$764,553	$669,109	$448,610
Total Assets	$670,607	$794,544	$958,269	$794,431	$565,803
Total Stockholders' Equity	$112,380	$133,744	$149,314	$146,625	$148,238
Net Interest and Fee Margin	12.27%	11.59%	10.42%	9.86%	10.05%
Efficiency Ratio	43.60%	45.08%	42.07%	48.47%	50.71%
Net Charge-Offs[2]	1.74%	1.56%	2.00%	3.80%	5.42%
Total Number of Active Leases and Loans	103,278	109,511	115,883	114,608	88,323
REGULATORY CAPITAL RATIOS:[3]					
Tier 1 Leverage Capital					24.89%
Tier 1 Risk-based Capital					30.19%
Total Risk-based Capital					31.45%

(1) Net Income - Adjusted represents net income excluding the loss on derivatives and hedging activities, net of tax, and is provided to evaluate the Company's core business performance without such activities.

(2) As a percentage of average total finance receivables.

(3) Effective in 2009, upon obtaining bank holding company status.

SENIOR CORPORATE OFFICERS

DANIEL P. DYER
Chief Executive Officer

GEORGE D. PELOSE
Executive Vice President
Chief Operating Officer,
General Counsel & Secretary

LYNNE C. WILSON
Senior Vice President
Chief Financial Officer

EDWARD J. SICILIANO
Senior Vice President
Chief Sales Officer

PHILIP A. BRUNO
Senior Vice President
Chief Marketing Officer

KERRI O'CONNOR
Senior Vice President
Chief Risk Officer

ROBERT P. MAJKA
President & Chief Executive Officer
Marlin Business Bank

BOARD OF DIRECTORS

Kevin J. McGinty – *Chairman of the Board*

John J. Calamari
Lawrence J. DeAngelo
Daniel P. Dyer
Edward Grzedzinski
Matthew J. Sullivan
James W. Wert





MARLIN BUSINESS SERVICES CORP.

300 Fellowship Road
Mount Laurel, NJ 08054

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 25, 2010

To the Shareholders of Marlin Business Services Corp.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Annual Meeting") of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, will be held on May 25, 2010, at 9:00 a.m. at the Doubletree Hotel, 515 Fellowship Road, Mount Laurel, New Jersey, 08054, for the following purposes:

1. To elect a Board of Directors of eight (8) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified; and
2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Board of Directors has fixed March 31, 2010, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

By order of the Board of Directors

/s/ GEORGE D. PELOSE

George D. Pelose
Secretary

Your vote is important, regardless of the number of shares you own. Even if you plan to attend the meeting, please date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon, and return it promptly in the enclosed envelope. A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person.

Dated: April 20, 2010

Important Notice Regarding Availability of Proxy Materials for the Annual Meeting to be Held on May 25, 2010.

The Proxy Statement and Annual Report to Shareholders are available at www.stocktrans.com/eproxy/marlin2010

MARLIN BUSINESS SERVICES CORP.

300 Fellowship Road
Mount Laurel, NJ 08054

Proxy Statement

Introduction

This Proxy Statement and the enclosed proxy card are furnished in connection with the solicitation of proxies by the Board of Directors of Marlin Business Services Corp. (the "Corporation"), a Pennsylvania corporation, to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") of the Corporation to be held on Tuesday, May 25, 2010, at 9:00 a.m., at the Doubletree Hotel, 515 Fellowship Road, Mount Laurel, New Jersey, 08054, or at any adjournment or postponement thereof, for the purposes set forth below:

1. To elect a Board of Directors of eight (8) directors to serve until the next annual meeting of shareholders of the Corporation and until their successors are elected and qualified; and

2. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

This Proxy Statement and related proxy card have been mailed on or about April 20, 2010, to all holders of record of common stock of the Corporation as of the record date. The Corporation will bear the expense of soliciting proxies. The Board of Directors of the Corporation has fixed the close of business on March 31, 2010, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. The Corporation has only one class of common stock, of which there were 12,811,578 shares outstanding as of March 31, 2010.

Proxies and voting procedures

Each outstanding share of common stock of the Corporation will entitle the holder thereof to one vote on each separate matter presented for vote at the Annual Meeting. Votes cast at the meeting and submitted by proxy are counted by the inspectors of the meeting who are appointed by the Corporation.

You can vote your shares by properly executing and returning a proxy in the enclosed form. The shares represented by such proxy will be voted at the Annual Meeting and any adjournment or postponement thereof. If you specify a choice, the proxy will be voted as specified. If no choice is specified, the shares represented by the proxy will be voted for the election of all of the director nominees named in the Proxy Statement, and in accordance with the judgment of the persons named as proxies with respect to any other matter which may come before the meeting. If you are the shareholder of record, you can also choose to vote in person at the Annual Meeting.

A proxy may be revoked before exercise by notifying the Secretary of the Corporation in writing or in open meeting, by submitting a proxy of a later date or attending the meeting and voting in person. You are encouraged to date and sign the enclosed proxy form, indicate your choice with respect to the matters to be voted upon, and promptly return it to the Corporation.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee, who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct how your broker votes your shares. You are also invited to attend the meeting. However, because you are not the shareholder of record, you may not vote your street name shares in person at the Annual Meeting unless you obtain a proxy executed in your favor from the holder of record. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee to vote your shares.

Quorum and voting requirements

The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes which shareholders are entitled to cast on each matter to be voted upon at the meeting will constitute a quorum for the meeting. If, however, the meeting cannot be organized because a quorum is not present, in person or by proxy, the shareholders entitled to vote and present at the meeting will have the power, except as otherwise provided by statute, to adjourn the meeting to such time and place as they may determine. Those who attend or participate at a meeting that has been previously adjourned for lack of a quorum, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

At the Annual Meeting, in connection with the election of the directors, you will be entitled to cast one vote for each share held by you for each candidate nominated, but will not be entitled to cumulate your votes. Votes may be cast in favor of or withheld with respect to each candidate nominated. The eight (8) director nominees receiving the highest number of votes will be elected to the Board of Directors. Votes that are withheld will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum.

Brokers that are member firms of the New York Stock Exchange and who hold shares in street name for customers have the discretion to vote those shares with respect to certain matters if they have not received instructions from the beneficial owners. Brokers will have this discretionary authority with respect to the election of directors. As a result, where brokers submit proxies but are otherwise prohibited and thus must refrain from exercising discretionary authority in voting shares on certain matters for beneficial owners who have not provided instructions with respect to such matters (commonly referred to as "broker non-votes"), those shares will be included in determining whether a quorum is present but will have no effect in the outcome of the election of directors.

As to all other matters properly brought before the meeting, the majority of the votes cast at the meeting, present in person or by proxy, by shareholders entitled to vote thereon will decide any question brought before the Annual Meeting, unless the question is one for which, by express provision of statute or of the Corporation's Articles of Incorporation or Bylaws, a different vote is required. Generally, abstentions and broker non-votes on these matters will have the same effect as a negative vote because under the Corporation's Bylaws, these matters require the affirmative vote of the holders of a majority of the Corporation's common stock, present in person or by proxy at the Annual Meeting. Broker non-votes and abstentions will be counted, however, for purposes of determining whether a quorum is present.

Governance of the Corporation

Board of Directors

Currently, the Board of Directors of the Corporation (the "Board of Directors" or the "Board") has seven (7) members. The Board has affirmatively determined that John J. Calamari, Lawrence J. DeAngelo, Edward Grzedzinski, Kevin J. McGinty, Matthew J. Sullivan and James W. Wert are each independent directors. This constitutes more than a majority of our Board of Directors. Only independent directors serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee. The standards applied by the Board in affirmatively determining whether a director is "independent" are those objective standards set forth in the listing standards of the Nasdaq Stock Market LLC ("Nasdaq"). Mr. McGinty, a non-employee independent director, serves as the Chairman of the Board. He was elected to that position in March 2009, becoming the Corporation's first non-executive Chairman of the Board. The Board is responsible for ensuring that independent directors do not have a material relationship with us or any of our affiliates or any of our executive officers or his or her affiliates.

On April 6, 2010, the Board of Directors increased the number of members to eight (8), and has selected J. Christopher Teets to be the nominee to fill the eighth seat. Mr. Teets is included in the slate of eight (8) members to be voted on by the Corporation's shareholders. The Board has affirmatively determined that, if Mr. Teets is elected to the Board by the Corporation's shareholders, he would be an independent director.

Board Leadership Structure

The Board believes that separating the roles of Chairman of the Board and Chief Executive Officer strengthens the independence of each role and enhances overall corporate governance. As a result, in March 2009, the Board elected an independent director, Kevin J. McGinty, to serve as the Board's first non-executive Chairman of the Board. The Board believes that separating the Chief Executive Officer and Chairman of the Board positions provides the Corporation with the right foundation to pursue the Corporation's objectives.

Committees

The Corporation has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.

Audit Committee. The Audit Committee of the Board currently consists of three independent directors: Messrs. Calamari (chairman), McGinty and Wert. The Board has determined that Messrs. Calamari and Wert each qualify as an audit committee financial expert as defined under current rules and regulations of the Securities and Exchange Commission (the "SEC") and under Nasdaq listing standards, and that the members of the Audit Committee satisfy the independence and other requirements for audit committee members under such rules, regulations and listing standards. The Audit Committee's primary purpose is to assist the Board in overseeing and reviewing: (1) the integrity of the Corporation's financial reports and financial information provided to the public and to governmental and regulatory agencies; (2) the adequacy of the Corporation's internal accounting systems and financial controls; (3) the annual independent audit of the Corporation's financial statements, including the independent registered public accountant's qualifications and independence; and (4) the Corporation's compliance with law and ethics programs as established by management and the Board. In this regard, the Audit Committee, among other things, (a) has sole authority to select, evaluate, terminate and replace the Corporation's independent registered public accountants; (b) has sole authority to approve in advance all audit and non-audit engagement fees and terms with the Corporation's independent registered public accountants; and (c) reviews the Corporation's audited financial statements, interim financial results, public filings and earnings press releases prior to issuance, filing or publication. The Board has adopted a written charter for the Audit Committee, which is accessible on the investor relations page of the Corporation's website at www.marlincorp.com. The Corporation's website is not part of this Proxy Statement and references to the Corporation's website address are intended to be inactive textual references only.

Compensation Committee. The Compensation Committee of the Board currently consists of three independent directors: Messrs. DeAngelo (chairman), Grzedzinski and Sullivan. The functions of the Compensation Committee include: (1) evaluating the performance of the Corporation's named executive officers and approving their compensation; (2) preparing an annual report on executive compensation for inclusion in the Corporation's proxy statement; (3) reviewing and approving compensation plans, policies and programs, considering their design and competitiveness; and (4) reviewing the Corporation's non-employee independent director compensation levels and practices and recommending changes as appropriate. The Compensation Committee reviews and approves corporate goals and objectives relevant to chief executive officer compensation, evaluates the chief executive officer's performance in light of those goals and objectives, and recommends to the Board the chief executive officer's compensation levels based on its evaluation. The Compensation Committee also administers the Corporation's 2003 Equity Compensation Plan, as amended, and the Corporation's 2003 Employee Stock Purchase Plan. The Compensation Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

Nominating and Governance Committee. The Nominating and Governance Committee of the Board (the "Nominating Committee") currently consists of three independent directors: Messrs. Grzedzinski (chairman), DeAngelo and Wert. The Nominating Committee is responsible for seeking, considering and recommending to the Board qualified candidates for election as directors and proposing a slate of nominees for election as directors at the Corporation's annual meeting of shareholders. The Nominating Committee is responsible for reviewing and making recommendations on matters involving general operation of the Board and its committees, and will annually recommend to the Board nominees for each committee of the Board. The

Nominating Committee is governed by a written charter that is accessible on the investor relations page of the Corporation's website at www.marlincorp.com.

The Nominating Committee has determined that no one single criteria should be given more weight than any other criteria when it considers the qualifications of a potential nominee to the Board. Instead, it believes that it should consider the total "skills set" of an individual. In considering potential nominees for director, the Nominating Committee will consider each potential nominee's personal abilities and qualifications, independence, knowledge, judgment, character, leadership skills, education, and the diversity of their background, expertise and experience in fields and disciplines relevant to the Corporation, including financial literacy or expertise. In addition, potential nominees should have experience in positions with a high degree of responsibility, be leaders in the companies or institutions with which they are affiliated and be selected based upon contributions that they can make to the Corporation. The Nominating Committee considers all of these qualities when selecting, subject to ratification by the Board, potential nominees for director.

The Board views both demographic and geographic diversity among the directors as desirable and strives to take into account how a potential nominee for director will impact the diversity that the Board has achieved over the years.

The Nominating Committee's process for identifying and evaluating potential nominees includes soliciting recommendations from existing directors and officers of the Corporation and reviewing the Board and Committee Assessments completed by the directors. The Corporation does not currently pay any fees to third parties to assist in identifying or evaluating potential nominees, but the Corporation may seek such assistance in the future.

The Nominating Committee will also consider recommendations from shareholders regarding potential director candidates provided that such recommendations are made in compliance with the nomination procedures set forth in the Corporation's Bylaws. The procedures in the Corporation's Bylaws require the shareholder to submit written notice of the proposed nominee to the Secretary of the Corporation no less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. To be in proper form, such written notice must include, among other things, (i) the name, age, business address and residence of the proposed nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such nominee, and (iv) any other information relating to the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. In addition, as to the shareholder giving the notice, the notice must also provide (a) such shareholder's name and record address, (b) the class and number of shares of capital stock of the Corporation owned beneficially or of record by such shareholder, (c) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other persons (including their names) pursuant to which the nominations are to be made by such shareholder, (d) a representation that such shareholder (or his or her authorized representative) intends to appear in person or by proxy at the meeting to nominate the persons named in the notice, and (e) any other information relating to the shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors. If the shareholder of record is not the beneficial owner of the shares, then the notice to the Secretary of the Corporation must include the name and address of the beneficial owner and the information referred to in clauses (c) and (e) above (substituting the beneficial owner for such shareholder).

Risk Management Oversight

The Corporation is subject to a variety of risks, including credit risk, liquidity risk, operational risk and market risk. The Board oversees risk management through a combination of processes. The Corporation's management has developed risk management processes intended to (1) timely identify the material risks that the Corporation faces, (2) communicate necessary information with respect to material risks to senior executives and, as appropriate, to the Board or relevant Board committee, (3) implement appropriate and responsive risk management strategies consistent with Corporation's risk profile, and (4) integrate risk management into the Corporation's decision-making. The Board regularly reviews information regarding the Corporation's credit,

liquidity, and operations, as well as the risks associated with each, during the Board meetings scheduled throughout the year.

The Corporation has established a Senior Credit Committee, which is comprised of its Chief Executive Officer, Chief Operating Officer, Chief Risk Officer, Chief Lending Officer and Vice President of Collections. The Senior Credit Committee oversees the Corporation's comprehensive credit underwriting process. The Board has reviewed the risk management processes related to credit risk and members of the Senior Credit Committee present a report on the status of the risks and metrics used to monitor such credit risks to the Board at least annually. In addition management provides the Board with frequent updates which include financial results, operating metrics, key initiatives and any internal or external issues effecting the organization.

Among its other duties, the Audit Committee, in consultation with the management, the independent registered public accountants, and the internal auditors, discusses the Corporation's policies and guidelines regarding risk assessment and risk management as well as the Corporation's significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. The Compensation Committee considers the risks that may be presented by the structure of the Corporation's compensation programs and the metrics used to determine individual compensation under that program. Among its other duties, the Nominating Committee develops corporate governance guidelines applicable to the Corporation and recommends such guidelines or revisions of such guidelines to the Board. The Nominating Committee reviews such guidelines at least annually and, when necessary or appropriate, recommends changes to the Board. The Board believes that the present leadership structure, along with the Corporation's corporate governance policies and procedures, permits the Board to effectively perform its role in the risk oversight of the Corporation.

Compensation Risk Assessment

As part of its oversight of the Corporation's executive compensation program, the Compensation Committee considers the impact of the Corporation's executive compensation program, and the incentives created by the compensation awards that it administers, on the Corporation's risk profile. In addition, the Corporation reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Corporation. Based on this review, the Corporation has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Corporation.

Whistleblower Procedures

The Corporation has established procedures that provide employees with the ability to make anonymous submissions directly to the Audit Committee regarding concerns about accounting or auditing matters. The independent directors that comprise the Audit Committee will review, investigate and, if appropriate, respond to each submission made. Additionally, the Corporation has reminded employees of its policy to not retaliate or take any other detrimental action against employees who make submissions in good faith.

Code of Ethics and Business Conduct

All of the Corporation's directors, officers and employees (including its senior executive, financial and accounting officers) are held accountable for adherence to the Corporation's Code of Ethics and Business Conduct (the "Code"). The Code is posted on the investor relations section of the Corporation's website at www.marlincorp.com. The purpose of the Code is to establish standards to deter wrongdoing and to promote honest and ethical behavior. The Code covers many areas of professional conduct, including compliance with laws, conflicts of interest, fair dealing, financial reporting and disclosure, confidential information and proper use of the Corporation's assets. Employees are obligated to promptly report any known or suspected violation of the Code through a variety of mechanisms made available by the Corporation. Waiver of any provision of the Code for a director or executive officer (including the senior executive, financial and accounting officers) may only be granted by the Board of Directors or the Audit Committee. Our code of ethics and business conduct is available free of charge on the investor relations' page of the Corporation's website at

www.marlincorp.com. We intend to post on our website any amendments and waivers to the Code that are required to be disclosed by SEC rules, or file a Form 8-K, Item 5.05, to the extent required by Nasdaq listing standards.

Board and Committee Meetings

From January 1, 2009 through December 31, 2009, there were ten meetings of the Board of Directors, five meetings of the Audit Committee, five meetings of the Compensation Committee and two meetings of the Nominating Committee. All of our Directors attended at least 75% of the aggregate number of meetings of our Board and Board committees on which they served.

Directors are encouraged, but not required, to attend annual meetings of the Corporation's shareholders. Each director attended the Corporation's 2009 Annual Meeting of Shareholders.

Communications with the Board

Shareholders may communicate with the Board or any of the directors by sending written communications addressed to the Board or any of the directors, c/o Corporate Secretary, Marlin Business Services Corp., 300 Fellowship Road, Mount Laurel, New Jersey 08054. All communications are compiled by the Corporate Secretary and forwarded to the Board or the individual director(s) accordingly.

Director Ownership Requirements

Non-employee independent directors are subject to certain ownership requirements. Each non-employee independent director is required to own 2,500 shares of stock of the Corporation (or 7,500 shares if serving as the Chairman of the Board). Restricted shares do not count toward the ownership requirement. As of March 31, 2010, all of the non-employee independent directors were in compliance with the ownership requirement except Mr. Grzedzinski and Mr. Sullivan.

Proposal 1:

Election of Directors

Nominees for Election

In general, the Corporation's directors are elected at each annual meeting of shareholders. Currently, the number of directors of the Corporation is seven (7). At the Annual Meeting, the Corporation's shareholders are being asked to elect eight (8) directors to serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, resignation or removal. The nominees receiving the greatest number of votes at the Annual Meeting up to the number of authorized directors will be elected.

All eight (8) of the nominees for election as directors at the Annual Meeting as set forth in the following table are incumbent directors. Except for Mr. Teets, all of the nominees have been previously elected as directors by the Corporation's shareholders. Each of the nominees has consented to serve as a director if elected. Except to the extent that authority to vote for any directors is withheld in a proxy, shares represented by proxies will be voted for such nominees. In the event that any of the nominees for director should, before the Annual Meeting, become unable to serve if elected, shares represented by proxies will be voted for such substitute nominees as may be recommended by the Corporation's existing Board, unless other directions are given in the proxies. To the best of the Corporation's knowledge, all of the nominees will be available to serve.

For each of the eight (8) nominees for election at the Annual Meeting, set forth below is biographical and other information as of March 1, 2010 as to each nominee's positions and offices held with the Corporation, principal occupations during the past five years, directorships of public companies and other organizations held during the past five years, and the specific experience, qualifications, attributes or skills that, in the opinions of

the Nominating Committee and the Board of Directors, make each nominee qualified to serve as a director of the Corporation:

Name	Age	Principal Occupation	Director Since
John J. Calamari	55	Former Executive Vice President and Chief Financial Officer of J.G. Wentworth	2003
Lawrence J. DeAngelo	43	Managing Director of SunTrust Robinson Humphrey Investment Bank	2001
Daniel P. Dyer	51	CEO of Marlin Business Services Corp.	1997
Edward Grzedzinski	54	Managing Partner of GTX Partners, LLC	2006
Kevin J. McGinty	61	Managing Director of Peppertree Capital Management Inc.	1998
Matthew J. Sullivan	52	Partner with Peachtree Equity Partners	2008
J. Christopher Teets	37	Partner of Red Mountain Capital Partners LLC.	n/a
James W. Wert	63	President & CEO of Clanco Management Corp.	1998

John J. Calamari:

Biography. Mr. Calamari has been a Director since November 2003. Mr. Calamari served as the Executive Vice President and Chief Financial Officer of J.G. Wentworth from March 2007 until November 2009. Prior to that time, Mr. Calamari was Senior Vice President, Corporate Controller of Radian Group Inc., where he oversaw Radian's global controllership functions, a position he held after joining Radian in September 2001. From 1999 to August 2001, Mr. Calamari was a consultant to the financial services industry, where he structured new products and strategic alliances, established financial and administrative functions and engaged in private equity financing for startup enterprises. Mr. Calamari served as Chief Accountant of Advanta from 1988 to 1998, as Chief Financial Officer of Chase Manhattan Bank Maryland and Controller of Chase Manhattan Bank (USA) from 1985 to 1988 and as Senior Manager at Peat, Marwick, Mitchell & Co. (now KPMG LLP) prior to 1985. In addition, Mr. Calamari served as a director of Advanta National Bank, Advanta Bank USA and Credit One Bank. Mr. Calamari received his undergraduate degree in accounting from St. John's University in 1976.

Qualifications. Mr. Calamari has over 33 years of banking and financial experience, including five years serving in the role of Chief Financial Officer for a bank and a financial services company. Mr. Calamari achieved the level of certified public accountant, and he has served as Chairman of the Corporation's Audit Committee since July 2004. He has seven years of past service as a director of several non-public banks and financial services companies. Mr. Calamari has also had leadership positions with various community organizations. The Board has determined that Mr. Calamari is an independent director, financially literate and an audit committee financial expert within the meaning of applicable SEC rules. The Board views Mr. Calamari's independence, his banking and financial experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Calamari should serve as a director of the Corporation.

Lawrence J. DeAngelo:

Biography. Mr. DeAngelo has been a Director since July 2001. Mr. DeAngelo is a Managing Director with SunTrust Robinson Humphrey, an investment bank based in Atlanta, Georgia. Mr. DeAngelo served as a Managing Director with Roark Capital Group, a private equity firm based in Atlanta, Georgia from 2005 until January 2010. Prior to joining Roark in 2005, Mr. DeAngelo was a Managing Director of Peachtree Equity Partners, a private equity firm based in Atlanta, Georgia. Prior to co-founding Peachtree in April 2002, Mr. DeAngelo held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, from 1996 to April 2002, the most recent of which was Managing Director. From 1995 to

1996, Mr. DeAngelo worked at Seneca Financial Group, and from 1992 to 1995, Mr. DeAngelo worked in the Corporate Finance Department at Kidder, Peabody & Co. From 1990 to 1992, Mr. DeAngelo attended business school. From 1988 to 1990, Mr. DeAngelo was a management consultant with Peterson & Co. Consulting. Mr. DeAngelo received his undergraduate degree in economics from Colgate University and his MBA from the Yale School of Management.

Qualifications. Mr. DeAngelo has over 20 years of experience as an investment banker and private equity professional, including 12 years serving in the role of Managing Director for a variety of private equity firms. He served as Chairman of the Corporation's Nominating and Governance Committee from November 2003 to March 2009, and has served as Chairman of the Corporation's Compensation Committee since March 2009. He has served as a director of ten privately held companies. The Board has determined that Mr. DeAngelo is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. DeAngelo's independence, his investment banking and private equity experience, his experience as a director of other companies and his demonstrated leadership roles in business as important qualifications, skills and experience for the Board's conclusion that Mr. DeAngelo should serve as a director of the Corporation.

Daniel P. Dyer:

Biography. Mr. Dyer has been Chief Executive Officer since co-founding our Corporation in 1997. In December of 2006, Mr. Dyer also assumed the role of President of the Corporation. From 1986 to 1997, Mr. Dyer served in a number of positions, most recently as Senior Vice President and Chief Financial Officer of Advanta Business Services, where he was responsible for financial, IT, strategic planning and treasury functions. Mr. Dyer received his undergraduate degree in accounting and finance from Shippensburg University and is a licensed certified public accountant (non-active status).

Qualifications. Mr. Dyer has over 26 years of experience in financial services, including 23 years experience in the equipment leasing industry. Mr. Dyer is co-founder of the Corporation and has served as Chairman of the Corporation's Board of Directors from the Corporation's inception in 1997 to March 2009, and he has served as the Corporation's Chief Executive Officer since 1997. He has seven years of past service as a director of privately held companies. Mr. Dyer has also had leadership positions with various community organizations and industry related organizations including the Equipment Leasing and Finance Association's Industry Futures Council and Foundation. The Board views Mr. Dyer's leadership ability along with his significant industry knowledge and broad financial services expertise as important qualifications, skills and experience for the Board's conclusion that Mr. Dyer should serve as a director of the Corporation.

Edward Grzedzinski:

Biography. Mr. Grzedzinski has been a Director since May 2006. Mr. Grzedzinski is a Managing Partner of GTX Partners LLC. Mr. Grzedzinski served as the Chairman and Chief Executive Officer of NOVA Corporation from September 1995 to November 2004, and Vice Chairman of US Bancorp from July 2001 to November 2004. Mr. Grzedzinski has 25 years of experience in the electronic payments industry and was a co-founder of the predecessor of NOVA Corporation, NOVA Information Systems, in 1991. Mr. Grzedzinski served as a member of the Managing Committee of US Bancorp, and was a member of the Board of Directors of US Bank, N.A. Mr. Grzedzinski also served as Chairman of euroConex Technologies, Limited, a European payment processor owned by US Bancorp until November 2004 and was a member of the Board of Directors of Indus International Inc., a global provider of enterprise asset management products and services until October 2004. Mr. Grzedzinski is also a director of Neenah Paper, Inc.

Qualifications. Mr. Grzedzinski has over 25 years of experience in leadership roles with financial services companies, including ten years serving in the role of Chief Executive Officer for an electronic payment services company. Mr. Grzedzinski has served as Chairman of the Corporation's Nominating and Governance Committee since March 2009. He has seven years of service as a director of public companies, and has also spent over five years serving on the boards of several non-public financial services companies. Mr. Grzedzinski has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Grzedzinski is an independent director, and is financially literate within the meaning of

applicable SEC rules. The Board views Mr. Grzedzinski's independence, his financial services experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Grzedzinski should serve as a director of the Corporation.

Kevin J. McGinty:

Biography. Mr. McGinty has been a Director since February 1998 and has served as non-executive Chairman of the Board of Directors of the Corporation since March 2009. Mr. McGinty is Managing Director of Peppertree Capital Management, Inc. Prior to founding Peppertree in January 2000, Mr. McGinty served as a Managing Director of Primus Venture Partners during the period from 1990 to December 1999. In both organizations Mr. McGinty was involved in private equity investing, both as a principal and as a limited partner. From 1970 to 1990, Mr. McGinty was employed by Society National Bank, now KeyBank, N.A., where in his final position he was an Executive Vice President. Mr. McGinty received his undergraduate degree in economics from Ohio Wesleyan University and his MBA in finance from Cleveland State University.

Qualifications. Mr. McGinty has over 39 years of experience in the banking and private equity industries, including 20 years as an officer of a bank, and 19 years serving in the role of Managing Director for a variety of private equity firms. He served as Chairman of the Corporation's Compensation Committee from November 2003 to March 2009, and has served as Chairman of the Corporation's Board of Directors since March 2009. He has 25 years of past service as a director of privately held companies. Mr. McGinty has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. McGinty is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. McGinty's independence, his banking experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. McGinty should serve as a director of the Corporation.

Matthew J. Sullivan:

Biography. Mr. Sullivan has been a Director since April 2008. Mr. Sullivan is a Partner with Peachtree Equity Partners ("Peachtree"). Mr. Sullivan co-founded Peachtree in 2002. From 1994 to 2002, Mr. Sullivan held numerous positions at Wachovia Capital Associates, the private equity investment group of Wachovia Bank, the most recent of which was Managing Director. From 1983 to 1994, Mr. Sullivan worked in the Corporate Finance Department at Kidder, Peabody & Co. and previously with Arthur Andersen & Company where he earned his certified public accountant license (currently non-active status). Mr. Sullivan received his undergraduate degree in finance from the University of Pennsylvania and his MBA from Harvard Business School.

Qualifications. Mr. Sullivan has over 20 years of experience as an investment banker and private equity professional, including over ten years serving in the role of Managing Director for a variety of private equity firms. He has over ten years of past service as a director of privately held companies. Mr. Sullivan has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Sullivan is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. Sullivan's independence, his investment banking and private equity experience, his experience as a director of other companies, and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Sullivan should serve as a director of the Corporation.

J. Christopher Teets:

Biography. Mr. Teets has not previously served as a member of Corporation's Board. Mr. Teets has served as a Partner of Red Mountain Capital Partners LLC ("Red Mountain"), an investment firm, since February 2005. Before joining Red Mountain in 2005, Mr. Teets was an investment banker at Goldman Sachs & Co. Prior joining Goldman Sachs in 2000, Mr. Teets worked in the investment banking division of Citigroup. Mr. Teets currently serves on the boards of Air Transport Services Group, Inc., Affirmative Insurance Holdings, Inc. and Encore Capital Group, Inc. Mr. Teets holds a bachelor's degree from Occidental College and an MSc degree from the London School of Economics.

Qualifications. Mr. Teets has over 12 years of experience as an investment banker and investment professional, which includes advising and investing in financial institutions. Mr. Teets' experience also includes five years serving as a Partner for an investment firm. He has three years of service as a director of public companies and currently sits on the boards of three such companies. The Board has determined that Mr. Teets is an independent director and is financially literate within the meaning of applicable SEC rules. The Board views Mr. Teet's independence, his investment banking and public and private investing experience, his experience with financial institutions, his experience as a director of other public companies and his demonstrated leadership roles in business as important qualifications, skills and experience for the Board's conclusion that Mr. Teets should serve as a director of the Corporation.

James W. Wert:

Biography. Mr. Wert has been a Director since February 1998. Mr. Wert is President and CEO of Clanco Management Corp., which is headquartered in Cleveland, Ohio. Prior to joining Clanco in May 2000, Mr. Wert served as Chief Financial Officer and then Chief Investment Officer of KeyCorp, a financial services company based in Cleveland, Ohio, and its predecessor, Society Corporation, until 1996, after holding a variety of capital markets and corporate banking leadership positions spanning his 25 year banking career. Mr. Wert received his undergraduate degree in finance from Michigan State University in 1971 and completed the Stanford University Executive Program in 1982. Mr. Wert also serves as Vice Chairman and Director of Park-Ohio Holdings Corp.

Qualifications. Mr. Wert has over 25 years of experience in the banking and financial services industries, including 20 years as a senior officer of a bank. He served as Chairman of the Corporation's Audit Committee from November 2003 to July 2004. He has 18 years of service as a director of public companies, and has also spent 15 years serving on the boards of several non-public entities. Mr. Wert has also had leadership positions with various cultural and community organizations. The Board has determined that Mr. Wert is an independent director, financially literate and an audit committee financial expert within the meaning of applicable SEC rules. The Board views Mr. Wert's independence, his banking and financial services experience, his experience as a director of other companies and his demonstrated leadership roles in business and community activities as important qualifications, skills and experience for the Board's conclusion that Mr. Wert should serve as a director of the Corporation.

Recommendation of the Board

The Board recommends that the shareholders vote **"FOR"** the eight (8) nominees listed above. Proxies received will be so voted unless shareholders specify otherwise in the proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2010, by:

- each person or entity known by us to beneficially own more than 5% of our common stock;
- each of our named executive officers in the Summary Compensation Table below;
- each of our directors and nominees; and
- all of our executive officers, directors and nominees as a group.

Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be the beneficial owner of securities as to which such person has no economic interest.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Executive Officers, Directors and Nominees		
Daniel P. Dyer[1,2]	561,616	4.36%
George D. Pelose[1,2]	383,477	2.99
Lynne C. Wilson[1,2]	92,249	*
John J. Calamari[1,3]	28,096	*
Lawrence J. DeAngelo[1,3]	35,083	*
Edward Grzedzinski[1,3]	20,820	*
Kevin J. McGinty[1,3]	82,246	*
James W. Wert[1,3]	76,287	*
Matthew J. Sullivan[1,3,4]	2,325,429	18.26
J. Christopher Teets[5,10]	—	—
All executive officers, directors and nominees as a group (10 persons)[1,6]	3,605,303	27.44
Beneficial Owners of More Than 5% of Common Stock		
Peachtree Equity Investment Management, Inc.[7] 1170 Peachtree St., Ste. 1610 Atlanta, GA 30309	2,309,934	19.6
Columbia Wanger Asset Management, L.P.[8] 227 West Monroe Street, Suite 3000 Chicago, IL 60606	1,214,550	9.6
William Blair & Company, LLC[9] 222 W. Adams Street Chicago, IL 60606	1,179,538	9.33
Red Mountain Capital Partners LLC [10] 10100 Santa Monica Blvd, Ste. 925 Los Angeles, CA 90067	1,040,374	8.2
Dimensional Fund Advisors LP.[11] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	721,891	5.71

* Represents less than 1%.

1 Does not include options vesting more than 60 days after March 1, 2010, held by Mr. Dyer (69,629), Mr. Pelose (50,090), Ms. Wilson (26,841), Mr. Calamari (2,041), Mr. DeAngelo (2,041), Mr. Grzedzinski

(3,291), Mr. McGinty (2,324), and Mr. Sullivan (4,541), and Mr. Wert (2,041). Includes, where applicable, shares held in the 2003 Employee Stock Purchase Plan and restricted shares awarded under the 2003 Equity Compensation Plan, as amended.

[2] Includes options for Mr. Dyer (164,008), Mr. Pelose (145,506) and Ms. Wilson (8,969) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2010.

[3] Includes options for Mr. Calamari (13,857), Mr. DeAngelo (13,857), Mr. Grzedzinski (9,946), Mr. McGinty (23,657), Mr. Sullivan (6,204), and Mr. Wert (23,657) to purchase shares that are currently exercisable or will become exercisable within 60 days following March 1, 2010.

[4] Includes 2,309,934 shares that are reported as beneficially owned by Peachtree Equity Investment Management, Inc., based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

[5] The information for Mr. Teets does not include shares beneficially owned by Red Mountain Capital Partners LLC ("Red Mountain"), as described in footnote 10 below. Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of the shares of the Corporation beneficially owned by Red Mountain.

[6] Includes options to purchase 409,661 shares that are currently exercisable or will become exercisable within 60 days following March 1, 2010.

[7] The shares reported as beneficially owned by Peachtree Equity Investment Management, Inc. are based solely on a Schedule 13G filed jointly by such entity, WCI (Private Equity) LLC ("WCI") and Matthew J. Sullivan with the SEC on February 17, 2004. The shares are reported as directly owned by WCI, whose sole manager is Peachtree Equity Investment Management, Inc. (the "Manager"). The Manager could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such beneficial ownership with WCI. Matthew J. Sullivan is a director of the Manager, and could be deemed to be an indirect beneficial owner of the reported shares, and could be deemed to share such indirect beneficial ownership with the Manager and WCI. Mr. Sullivan disclaims beneficial ownership of the reported shares except to the extent of his pecuniary interest therein.

[8] The shares reported as beneficially owned by Columbia Wanger Asset Management, L.P. ("Columbia") are reported as of December 31, 2009, based solely on a Schedule 13G/A filed by Columbia on February 10, 2010. Columbia is the beneficial owner of 1,214,550 shares and these shares include shares held by Columbia Acorn Trust (CAT), a Massachusetts business trust that is advised by the reporting person. CAT holds 9.42% of the shares of issuer.

[9] The shares reported as beneficially owned by William Blair & Company, L.L.C ("Blair") are reported as of December 31, 2009, based solely on a Schedule 13G/A filed by Blair on February 5, 2010.

[10] The shares reported as beneficially owned by Red Mountain are reported as of January 4, 2010, based solely on a Schedule 13D/A (Amendment No. 2 to Schedule 13D) jointly filed on January 5, 2010 by Red Mountain and certain of its related persons. Mr. Teets, a Partner of Red Mountain, disclaims beneficial ownership of all shares of the Corporation beneficially owned by Red Mountain.

[11] The shares reported as beneficially owned by Dimensional Fund Advisors LP ("Dimensional") are reported as of December 31, 2009, based solely on a Schedule 13G filed by Dimensional on February 8, 2010. Dimensional reported that it does not possess any sole or shared voting or investment power over any shares beneficially owned. Dimensional disclaims beneficial ownership of the shares reported.

Compensation Discussion and Analysis

Compensation Overview

The Compensation Committee of the Board of Directors sets and administers the policies that govern our executive compensation, including:

- establishing and reviewing executive base salaries;
- overseeing the Corporation's annual incentive compensation plans;
- overseeing the Corporation's long-term equity-based compensation plan;
- approving all bonuses and awards under those plans; and
- annually approving and recommending to the Board all compensation decisions for executive officers, including those for the Chief Executive Officer (the "CEO") and the other officers named in the Summary Compensation Table (together with the CEO, the "Executive Officers").

The current Executive Officers of the Corporation are Daniel P. Dyer, George D. Pelose and Lynne C. Wilson. All of them were Executive Officers during 2009.

The Compensation Committee operates under a written charter (accessible on the investor relations page of the Corporation's website at www.marlincorp.com) and only independent directors serve on the Compensation Committee.

Compensation Philosophy. The Compensation Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Corporation, and which aligns executives' interests with those of the shareholders by rewarding performance against established goals, with the ultimate objective of improving shareholder value. The Compensation Committee evaluates both performance and compensation to ensure that the Corporation maintains its ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive in the marketplace. To that end, the Compensation Committee believes executive compensation packages provided by the Corporation to its executives, including the Executive Officers, should include both cash and equity-based compensation that reward performance as measured against established goals.

Management's Role in the Compensation-Setting Process. The Compensation Committee makes all compensation decisions relating to the Executive Officers; however, the Corporation's management plays a significant role in the compensation-setting process, including:

- evaluating employee performance;
- establishing performance targets and objectives; and
- recommending salary and bonus levels and equity awards.

The CEO works with the Compensation Committee Chairman in establishing the agenda for Compensation Committee meetings. Management also prepares meeting information for each Compensation Committee meeting. The CEO also participates in Compensation Committee meetings at the Compensation Committee Chairman's request to provide:

- background information regarding the Corporation's strategic objectives;
- a tally sheet for each Executive Officer, setting forth total compensation and aggregate equity awards for each Executive Officer;
- an evaluation of the performance of the Corporation's officers, including the Executive Officers; and
- compensation and equity award recommendations as to the Corporation's officers, including the Executive Officers.

The Compensation Committee can exercise its discretion in modifying any recommended awards to the Corporation's officers, including the Executive Officers. At a Compensation Committee meeting held on January 19, 2010, the Committee approved the 2009 bonus recommendations put forth by the CEO.

External Consultants and Benchmarking. The Compensation Committee has utilized the services of an independent consulting firm, Watson Wyatt. In 2004, the Compensation Committee first engaged Watson Wyatt to conduct a study of the Corporation's Executive Officer compensation programs and strategies (the "2004 Watson Study"). The 2004 Watson Study compared the Corporation's executive compensation levels with that of (i) a peer group comprised of companies with a business services and financing focus that are similar in size to the Corporation (the "peer group"), (ii) compensation details from various market surveys across several industries (together with the peer group, the "comparison group"), and (iii) broader financial services industry practices. The 2004 Watson Study selected a compensation peer group of companies consisting of eight publicly-traded companies in a similar industry and size with executive positions with responsibilities similar in breadth and scope as the Corporation. The peer group used in the initial benchmark analysis contained in the 2004 Watson Study consisted of: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD).

The 2004 Watson Study concluded that the Corporation's Executive Officers are paid conservatively relative to the comparison group. The study noted that the Executive Officers' base salaries at the time of the report were generally below the 50th percentile of the comparison group, but the competitiveness of the Executive Officers' total annual cash compensation improved with above market bonus opportunities. The 2004 Watson Study further noted that the value of the existing long-term incentives granted to the executives (primarily in the form of stock options) was below market levels.

In response to the findings of the 2004 Watson Study and in keeping with our philosophy of providing strong incentives for superior performance, the Compensation Committee modified the structure of the Corporation's Executive Officer equity compensation program. Based on recommendations contained in the 2004 Watson Study, effective in 2005, the Compensation Committee modified the stock-based incentive award program for the Executive Officers to include the three separate components set forth below (i.e., stock option grants, restricted stock grants, and the management stock ownership program (the "MSOP")). The 2004 Watson Study suggested that this mix of stock-based awards will improve the competitiveness of the Corporation's long-term incentive plan for its Executive Officers and will better serve to align the overall interests of the Executive Officers with the Corporation's shareholders.

In October 2008, the Compensation Committee engaged Watson Wyatt to update the 2004 Watson Study regarding the Corporation's Executive Officer compensation programs and strategies (the "2008 Watson Study"). In response to the findings of the 2008 Watson Study, the Compensation Committee further modified the structure of the Corporation's Executive Officer compensation programs. Based on recommendations contained in the 2008 Watson Study, effective in 2009, the three components of the stock-based incentive award program for the Executive Officers consisted of performance accelerated restricted stock awards, time vesting restricted stock, and the MSOP. Based on the 2008 Watson Study, stock options were eliminated from future grants and replaced with restricted stock.

The equity grants made to the Executive Officers in 2009 were done under the program structure recommended in the 2008 Watson Study.

Compensation Components

As part of their studies, Watson Wyatt reviewed the Corporation's existing executive compensation structure and assisted in the development of executive compensation programs that (a) are competitive among companies in similar growth and development stages to attract and retain talented management, (b) provide incentives that focus on the critical needs of the business on an annual and continuing basis, and (c) reward management commensurate with the creation of shareholder and market value.

The 2004 Watson Study included an initial benchmark analysis of the Corporation's executive compensation program, comparing it to (i) the peer group, (ii) the comparison group, and (iii) broader financial services industry practices. The peer group used in the initial benchmark analysis in the 2004 Watson Study consisted of: California First National Bank (CFNB); Credit Acceptance Corp. (CACC); Financial Federal Corp. (FIF); First Marblehead Corp. (FMD); Medallion Financial Corp. (TAXI); Portfolio Recovery Associates Inc. (PRAA); First Investors Financial Services Group Inc. (FIFS); and World Acceptance Corp. (WRLD). The Compensation Committee used this benchmark data to set the Executive Officers' compensation levels in 2004. On an ongoing basis, the Compensation Committee reviews a variety of factors in assessing and setting overall executive compensation levels, including references to this peer group and the market surveys, broader financial services industry practices, tally sheets, executive performance, and the 2008 Watson Study.

The components of compensation paid to the Executive Officers in 2009 were as follows:

- *Base Salary.* The Compensation Committee establishes base salaries that it believes to be sufficient to attract and retain quality Executive Officers who can contribute to the long-term success of the Corporation. The Committee determines each Executive Officer's base salary through a thorough evaluation of a variety of factors, including the executive's responsibilities, tenure, job performance and prevailing levels of market compensation. The Compensation Committee reviews these salaries at least annually for consideration of increase based on merit and competitive market factors. The 2008 Watson Study provided the Compensation Committee with an updated competitive analysis regarding the base salaries of the Corporation's Executive Officers.

- *Bonus.* The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. The Compensation Committee sets threshold, target and maximum bonus levels for each goal. As part of the 2004 Watson Study, the Corporation sought to set the Executive Officers' total target compensation levels at levels that were near the median of the data from the peer group and the broader industry practices. This resulted in the setting of threshold, target and maximum bonus levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; and Lynne C. Wilson: 22.5% threshold, 45% target and 63% maximum.

  Prior to the beginning of each year, the Corporation sets target levels for the items of corporate performance that are to be measured that year for assessing the bonus opportunity for the Executive Officers. Some of the target levels are standard for each Executive Officer (such as corporate pre-tax income), and some are specific to that Executive Officer's primary area of responsibility (such as unit performance and individual development). The full matrix of performance measurements varies by Executive Officer and by year, as do the weightings of each item, which can range from 15% to 75% of the total bonus opportunity. To achieve the target bonus payout associated with a performance measurement, the Executive Officer must achieve 100% of the plan for that performance measurement. If the Executive Officer does not achieve 100% of the planned performance measurements for that year, such Executive Officer can still achieve the threshold bonus payout if the performance level exceeds certain minimum requirements. Maximum bonus payout can be achieved if the Executive Officer exceeds the planned levels for the performance measurements. Each Executive Officer has a portion of his or her bonus opportunity measured against individual goals (MBOs) and performance. The weighting of the individual performance component varies by Executive Officer and by year, and may range from 15% to 75% of the Executive Officer's total bonus opportunity. Individual performance goals typically include performance on specific projects or initiatives assigned to the Executive Officer as well as overall professional development.

- *Equity-Based Incentive Awards.* The Compensation Committee believes that share ownership provided by equity-based compensation emphasizes and reinforces the mutuality of interest among the Executive Officers and shareholders. After each fiscal year, the Compensation Committee

reviews and approves stock-based awards for the Executive Officers based primarily on the Corporation's results for the year and the executive's individual contribution to those results. As part of the 2008 Watson Study, the Corporation set the Executive Officers' annual equity-based compensation target levels (as a percentage of base salaries) as follows: Daniel P. Dyer: 120% target; George D. Pelose: 90% target; and Lynne C. Wilson: 45% target. The stock-based incentive awards adopted pursuant to the 2008 Watson Study include three separate formulaic components: (1) performance accelerated restricted stock grants (60% of the annual target grant amount), (2) time vesting restricted stock grants (20% of the annual target grant amount), and (3) the MSOP (20% of the annual target grant amount).

- *Other Benefits.* The Executive Officers participate in employee benefits plans generally available to all of the Corporation's employees, including medical and health plans and 401(k) and ESPP programs. In addition, Messrs. Dyer and Pelose received reimbursement of life and disability insurance premiums pursuant to their employment agreements, and each of the Executive Officers receive reimbursement for physical examinations.

Components of Equity-Based Incentive Awards

As mentioned above, the formulaic equity-based incentive awards adopted pursuant to the 2008 Watson Study include three separate components: (1) performance accelerated restricted stock grants, (2) time vesting restricted stock grants, and (3) the MSOP.

- *Performance Accelerated Restricted Stock Grants.* Performance accelerated restricted stock grants represent 60% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. These grants are made bi-ennially (i.e., double grants made every other year) as recommended in the 2008 Watson Study as a way to make meaningful grants that will help immediately align the interests of the grant recipients with the shareholders. The restrictions on the performance accelerated restricted stock grants lapse after seven years, but are subject to accelerated performance vesting. Vesting shall accelerate and the restrictions shall lapse on all or a portion of the restricted shares if the grant recipient achieves all or a portion of his/her annual vesting goals during the first three years after the grant date (up to one-third of the total grant amount can vest on an accelerated basis each of the first three years after the grant date), as approved by the Compensation Committee. Overachievement against the goals may result in the Compensation Committee granting of additional restricted shares.

- *Time Vesting Restricted Stock Grants.* Time vesting restricted stock grants represent 20% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. The restrictions on these shares shall lapse pro-rata over four years after the grant date (25% per year).

- *Management Stock Ownership Program.* The MSOP represents 20% of the value of the annual equity grants made to the Executive Officers and the other equity-based incentive program participants. The MSOP provides for a matching grant of restricted stock to a participant who owns common stock of the Corporation. The restrictions on the matching MSOP restricted shares lapse after ten years, but are subject to accelerated vesting. Vesting of the matching MSOP restricted shares shall immediately accelerate (and all restrictions shall lapse) after three years if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three-year period.

Ownership Guidelines

In an effort to ensure that the Executive Officers and other officers and managers of the Corporation maintain sufficient equity ownership so that their thinking and actions are aligned with the interests of our shareholders, the Corporation first adopted management ownership guidelines in 2006, which apply to all participants in the equity-based incentive award program. The ownership guidelines were revised in 2009 and currently consist of

minimum share ownership levels for the Executive Officers and the other officers participating in the equity-based incentive award program. The minimum share ownership guidelines are summarized below:

Name/Position	Minimum Ownership Guideline
Daniel P. Dyer	50,000 shares
George D. Pelose	35,000 shares
Lynne C. Wilson	20,000 shares
Other Officers	2,000 to 20,000 shares (depending on position and tenure)

Restricted shares do not count toward the ownership guideline. Compliance will be reviewed at least annually.

If an equity incentive program participant sells shares of the Corporation while such participant is not in compliance with the ownership guidelines, the Compensation Committee will take this into account prior to making additional equity awards to such participant.

As of March 1, 2010, Messrs. Dyer and Pelose were in compliance with their respective ownership guidelines, and Ms. Wilson was not in compliance with her ownership guideline.

Employment Agreements

In November 2003, the Corporation entered into employment agreements with Messrs. Dyer and Pelose, amended in December 2008, the terms of which are substantially similar to each other. The employment agreements establish minimum salary and target bonus levels for the executives. The agreements require the executives to devote substantially all of their business time to their employment duties. Each agreement had an initial two-year term that automatically extends on each anniversary of the effective date of the agreement for successive one-year terms unless either party to the agreement provides 90 days notice to the other party that he does not wish to renew the agreement. The agreements currently run through November 2011.

The Corporation may terminate the employment agreements for or without cause, and the executive may terminate his employment agreement with or without good reason. The employment agreements terminate automatically upon a change in control. The employment agreements provide for severance in the case of termination without cause, resignation for good reason, termination upon non-renewal of agreement, and termination on account of change in control. The employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions under the Code. Upon termination of the employment agreement, the executive will be subject to certain protective non-competition and non-solicitation covenants. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Corporation's employees.

Compensation for Executive Officers in 2009

Base Salary. The Executive Officers are currently entitled to the following base salaries: Mr. Dyer, $390,000, Mr. Pelose, $325,000, and Ms. Wilson, $252,937; however, effective February 9, 2009, Messrs. Dyer and Pelose voluntarily agreed to reduce their salaries by 5% for a period of time in light of the difficult economic environment. Mr. Pelose's voluntary salary reduction ended on December 1, 2009.

Annual Bonuses. In 2009, the Executive Officers were eligible for annual bonuses at the following threshold, target and maximum bonus levels (as a percentage of base salaries): Daniel P. Dyer: 42.5% threshold, 85% target and 148.75% maximum; George D. Pelose: 37.5% threshold, 75% target and 108.75% maximum; and Lynne C. Wilson: 22.5% threshold, 45% target and 63% maximum. The annual incentive bonus awards are designed to reward the Executive Officer for the achievement of certain corporate and individual performance goals. Each year, the Compensation Committee reviews and approves goals for each Executive Officer, which typically consist of a corporate goal and specific individual goals.

Given the difficult and uncertain economic environment in 2009 for financial services companies, the Board established a maximum aggregate potential bonus pool of $600,000 for 2009 that would be eligible for bonus

payouts to thirteen officer-level employees if the Corporation achieved pre-tax adjusted income (excluding the impact of derivatives) of $1.7 million for 2009. The Corporation posted pre-tax adjusted income (excluding the impact of derivatives) of $3.3 million for 2009, which exceeded the $1.7 million threshold by 94%. As a result, the entire $600,000 aggregate bonus pool was made available for payouts to the eligible officer-level employees of the Corporation.

Given the reduced aggregate bonus pool of $600,000 for 2009, Mr. Dyer (as CEO) recommended adjusted target bonus levels for the Executive Officers for 2009 as follows: Mr. Dyer — adjusted from 85% of base salary to 29.64%; Mr. Pelose — adjusted from 75% of base salary to 28.93%; and Ms. Wilson — adjusted from 45% of base salary to 20.47%. Mr. Dyer also recommended that since the Corporation exceeded the 2009 pre-tax adjusted income threshold for the reduced bonus pool, the bonus payouts to the Executive Officers in 2009 be made at their adjusted target bonus percentages. The Compensation Committee accepted Mr. Dyer's recommendation and, as a result, the target bonus levels for the Executive Officers for 2009 were reduced as recommended and 2009 bonus payouts to the Executive Officers were made at their 2009 adjusted target bonus percentages.

The calculation of the bonus payable to each executive in 2009 is as follows: Mr. Dyer — $390,000 base salary multiplied by the 2009 adjusted target bonus percentage of 29.64% equals $115,600; Mr. Pelose — $325,000 base salary multiplied by the 2009 adjusted target bonus percentage of 28.93% equals $94,031; and Ms. Wilson — $252,937 base salary multiplied by the 2009 adjusted target bonus percentage of 20.47% equals $51,781. The table below shows the aggregate 2009 bonus opportunity at the threshold, target and maximum levels and the actual 2009 bonus achieved:

	2009 Annual Bonus Opportunity			**Actual Bonus Achieved for 2009**
	Threshold	**Target[1]**	**Maximum**	
Daniel P. Dyer	$165,750	$331,500	$580,125	$115,600
George D. Pelose	$121,875	$243,750	$353,437	$ 94,031
Lynne C. Wilson	$ 56,911	$113,822	$159,350	$ 51,781

[1] Represents normal target levels. As described above, targets bonus levels were adjusted in 2009 due to the difficult and uncertain economic environment to the following levels: Mr. Dyer — $115,600; Mr. Pelose — $94,031; and Ms. Wilson — $51,781.

Annual Equity-Based Incentives. In connection with the Corporation's annual equity-based incentive program adopted based on the recommendations in the 2008 Watson Study, on February 13, 2009, the Compensation Committee reviewed and approved stock-based awards for the Executive Officers based on the Corporation's results for the year and the executive's individual contribution to those results. Grants made under the annual equity-based incentive plan to the Executive Officers in 2009 consisted of the following:

- *Performance Accelerated Restricted Stock Grant:* Pursuant to the recommendations in the 2008 Watson Study, the Compensation Committee made a bi-ennial grant of restricted performance based stock in 2009 (which represented a double grant encompassing 2009 and 2010 grant amounts). On February 18, 2009, the Compensation Committee granted the following amount of performance accelerated restricted stock to the Executive Officers: Mr. Dyer — 38,400; Mr. Pelose — 74,000; and Ms. Wilson — 30,352. On October 28, 2009, the Corporation's shareholders approved an amendment to the Corporation's 2003 Equity Compensation Plan that increased the annual grant limit to a participant under the plan from 100,000 shares to 200,000 shares. As a result of that change, on October 28, 2009, the Corporation made additional grants of performance accelerated restricted stock of 86,400 and 4,000 shares, respectively, to Messrs. Dyer and Pelose, which completed the amount of the bi-ennial grant owing to these individuals based on their equity participation levels. These restrictions on the performance accelerated restricted stock lapse in seven years from the grant date, but lapsing may be accelerated to the first three years after the grant date (up to one-third each year) if certain performance conditions are met. The performance goals for the Executive Officers for the first year's potential one-third accelerated vesting were as follows: Mr. Dyer — debt and liquidity management, pursue alternative funding, satisfactory risk

management, enhance service value proposition, improve corporate level efficiency and productivity, retain key personnel, and strategic positioning of the organization; Mr. Pelose — debt and liquidity management, pursue alternative funding, satisfactory risk management, enhance service value proposition, improve corporate level efficiency and productivity, overall asset quality (emphasis on 2009 vintage), integrate the bank and Marlin where applicable, and develop the management team; and Ms. Wilson — enhance service value proposition, improve corporate level efficiency and productivity, compliance for regulatory exams, implement certain financial systems, and continued development of tax department.

- *Time Vesting Restricted Stock Awards:* The annual time vesting restricted stock grant to the Executive Officers was made by the Compensation Committee on February 18, 2009. The restrictions on the time vesting restricted stock grants will lapse over the four year period following the grant date on a pro-rate basis (25% per year). In 2009, the Corporation made the following time vesting restricted stock awards to the Executive Officers: Mr. Dyer — 20,800; Mr. Pelose — 13,000; and Ms. Wilson — 5,059.

- *Matching Grant of MSOP Restricted Stock:* Pursuant to the Corporation's MSOP plan, the Compensation Committee made matching grants of restricted stock to the Executive Officers. The restrictions on the MSOP restricted stock will lapse ten years from the date of grant; however, if the Executive Officer continuously maintains ownership of an equal number of common shares for three years, the vesting on the matching shares shall accelerate and fully vest at the end of such three year period. In 2009, the Corporation granted the following matching shares of restricted stock to the Executive Officers: Mr. Dyer — 20,800; Mr. Pelose — 13,000; and Ms. Wilson — 5,059.

Other Restricted Stock Grants. On January 2, 2009, the Compensation Committee awarded 20,000 shares of restricted stock to Mr. Dyer. This special grant of restricted shares was made by the Compensation Committee to further align the interests of the Executive Officer with those of the shareholders. These restricted shares shall cliff vest three years from the grant date.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement for the Corporation's 2010 Annual Meeting of Shareholders and included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009.

This report is submitted by the members of the Compensation Committee of the Board of Directors:

Lawrence J. DeAngelo (Chairman)
Edward Grzedzinski
Matthew J. Sullivan

Compensation Committee Interlocks and Insider Participation

The members of the Corporation's Compensation Committee are named above. None of these individuals has ever been an officer or employee of the Corporation or any of its subsidiaries and no "compensation committee interlocks" existed during 2009.

Compensation and Plan Information

Summary Compensation Table

The following table sets forth the compensation awarded or paid, or earned or accrued for services rendered to the Corporation in all capacities during fiscal years 2009, 2008 and 2007 by the Corporation's Chief Executive Officer, Chief Financial Officer and the other individual who was an executive officer during fiscal year 2009. In accordance with SEC rules, the compensation described in the table does not include medical, group life insurance or other benefits which are available generally to all our salaried employees.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[1]	All Other Compensation ($)[2]	Total ($)
Daniel Dyer	2009	$387,600	—	$233,835	$ 80,678	$115,600	$12,732	$830,445
Chief Executive Officer	2008	$334,808	—	$142,770	$111,562	$115,600	$11,441	$716,181
	2007	$320,000	—	$111,318	$ 71,752	$ 47,600	$13,591	$564,261
George D. Pelose	2009	$324,313	—	$302,318	$ 53,103	$ 94,031	$ 9,616	$783,381
Chief Operating Officer and	2008	$301,346	—	$346,107	$ 65,482	$ 94,031	$11,187	$818,153
General Counsel	2007	$290,154	—	$190,373	$ 55,381	$ 44,250	$ 6,636	$586,794
Lynne C. Wilson	2009	$262,665	—	$139,643	$ 19,634	$ 51,781	$ 2,919	$476,642
Senior Vice President and	2008	$252,937	—	$ 85,389	$ 16,970	$ 39,832	$ 6,485	$401,613
Chief Financial Officer	2007	$245,812	—	$ 52,672	$ 5,691	$ 24,147	$ 2,451	$330,773

1 Figures represent the cash portion of the bonuses earned for that year (but paid in first quarter of the following year). For fiscal 2007, the Compensation Committee approved the bonuses for the Executive Officers that were recommended by the CEO, with one exception: rather than paying the entire bonus amounts in cash, the Compensation Committee decided to pay approximately one-half in cash (which is reflected in the Non-Equity Incentive Plan Compensation column for 2007) and the remainder in restricted stock awards (Mr. Dyer — 5,000 shares; Mr. Pelose — 4,648 shares; and Ms. Wilson — 2,245 shares) at a per share price equal to $9.52, which was the closing price of the Corporation's common stock on that date.

2 Includes contributions made by the Corporation to the 401(k) plan on behalf of the Executive Officers, and, except with respect to Ms. Wilson, reimbursement of life and disability insurance premiums pursuant to their employment agreements. The 2008 figures for Mr. Pelose and Ms. Wilson and the 2007 figure for Mr. Dyer include reimbursement of the cost of a physical examination. Contributions made by the Corporation to the 401(k) plan in 2009 were $4,741 for Mr. Dyer, $5,229 for Mr. Pelose and $2,919 for Ms. Wilson. Reimbursement of life and disability insurance premiums in 2009 was $7,991 for Mr. Dyer and $4,387 for Mr. Pelose.

Current Compensation — Grants of Plan-Based Awards Table

The following Grants of Plan-Based Awards table provides additional information about restricted stock and option awards and equity incentive plan awards granted to our Executive Officers during the year ended December 31, 2009. The Corporation does not have any non-equity incentive award plans and has therefore omitted the corresponding columns. The compensation plans under which the grants in the following table were made are described in the "Compensation for Executive Officers in 2009 — Equity-Based Incentives."

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold (#)	Target (#)	Maximum (#)				
Daniel P. Dyer	01/02/2009	—	—	—	20,000	—	—	$ 51,000
	02/18/2009	—	—	—	20,800	—	—	$ 93,600
	02/18/2009	—	—	—	20,800	—	—	$ 93,600
	02/18/2009	—	—	—	38,400	—	—	$265,344
	10/28/2009	—	—	—	86,400	—	—	$619,488
George D. Pelose	02/18/2009	—	—	—	13,000	—	—	$ 58,500
	02/18/2009	—	—	—	13,000	—	—	$ 58,500
	02/18/2009	—	—	—	74,000	—	—	$511,340
	10/28/2009	—	—	—	4,000	—	—	$ 28,680
Lynne C. Wilson	02/18/2009	—	—	—	5,059	—	—	$ 22,766
	02/18/2009	—	—	—	30,352	—	—	$209,732
	09/10/2009	—	—	—	5,059	—	—	$ 37,588

Outstanding Equity Awards at Fiscal Year-End 2009

The following table summarizes the equity awards we have made to our Executive Officers which are outstanding as of December 31, 2009.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested(#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Daniel P. Dyer	20,294	—	—	$ 4.23	04/01/2010	—	—	—	—
	51,240	—	—	$10.18	10/02/2011	—	—	—	—
	14,000	—	—	$ 3.39	01/15/2012	—	—	—	—
	7,000	—	—	$ 3.39	01/10/2013	—	—	—	—
	6,650	—	—	$10.18	01/10/2013	—	—	—	—
	16,000	4,000[1]	—	$18.80	01/28/2014	—	—	—	—
	21,429	—	—	$17.52	01/10/2012	—	—	—	—
	6,012	2,004[2]	—	$21.60	03/21/2013	—	—	—	—
	—	—	12,026[3]	$21.60	03/28/2013	—	—	—	—
	4,657	4,657[4]	—	$20.77	03/16/2014	—	—	—	—
	—	—	12,919[5]	$20.77	03/16/2014	—	—	—	—
	5,660	16,982[6]	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	31,034[7]	$ 9.52	03/01/2015	—	—	—	—
	—	—	—	—	—	2,760[8]	$ 21,887	—	—
	—	—	—	—	—	9,000[9]	$ 71,370	—	—
	—	—	—	—	—	8,320[10]	$ 65,978	—	—
	—	—	—	—	—	2,773[11]	$ 21,990	—	—
	—	—	—	—	—	6,050[12]	$ 47,977	—	—
	—	—	—	—	—	40,000[13]	$317,200	—	—
	—	—	—	—	—	20,000[14]	$158,600	—	—
	—	—	—	—	—	20,800[15]	$164,944	—	—
	—	—	—	—	—	20,800[16]	$164,944	—	—
	—	—	—	—	—	38,400[17]	$304,512	—	—
	—	—	—	—	—	86,400[18]	$685,152	—	—
George D. Pelose	5,050	—	—	$ 5.01	07/25/2010	—	—	—	—
	7,000	—	—	$ 3.39	08/20/2011	—	—	—	—
	42,700	—	—	$10.18	10/02/2011	—	—	—	—
	28,000	—	—	$ 3.39	01/15/2012	—	—	—	—
	7,000	—	—	$ 3.39	01/10/2013	—	—	—	—
	6,055	—	—	$10.18	01/10/2013	—	—	—	—
	10,000	—	—	$14.00	11/10/2013	—	—	—	—
	10,000	2,500[1]	—	$18.80	01/28/2014	—	—	—	—
	9,246	—	—	$17.52	01/10/2012	—	—	—	—
	2,918	973[2]	—	$21.60	03/28/2013	—	—	—	—
	—	—	5,838[19]	$21.60	03/28/2013	—	—	—	—
	3,578	3,578[4]	—	$20.77	03/16/2014	—	—	—	—
	—	—	9,924[20]	$20.77	03/16/2014	—	—	—	—
	4,348	13,046[6]	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	23,842[28]	$ 9.52	03/01/2015	—	—	—	—
	—	—	—	—	—	712[8]	$ 5,646	—	—
	—	—	—	—	—	3,883[9]	$ 30,792	—	—
	—	—	—	—	—	25,500[21]	$202,215	—	—
	—	—	—	—	—	6,391[10]	$ 50,681	—	—
	—	—	—	—	—	2,130[11]	$ 16,891	—	—
	—	—	—	—	—	4,648[12]	$ 36,859	—	—
	—	—	—	—	—	50,000[13]	$396,500	—	—
	—	—	—	—	—	13,000[15]	$103,090	—	—
	—	—	—	—	—	13,000[16]	$103,090	—	—
	—	—	—	—	—	74,000[17]	$586,820	—	—
	—	—	—	—	—	4,000[18]	$ 31,720	—	—

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested(#)	Market Value of Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Lynne C. Wilson.	1,903	635[22]	—	$21.32	06/05/2013	—	—	—	—
	—	—	3,808[23]	$21.32	06/05/2013	—	—	—	—
	1,728	1,729[4]	—	$20.77	03/16/2014	—	—	—	—
	—	—	4,794[24]	$20.77	03/16/2014	—	—	—	—
	2,237	6,711[6]	—	$ 9.52	03/01/2015	—	—	—	—
	—	—	12,265[29]	$ 9.52	03/01/2015	—	—	—	—
	—	—	—	—	—	9,100[25]	$ 72,163	—	—
	—	—	—	—	—	1,932[26]	$ 15,321	—	—
	—	—	—	—	—	—	—	6,825[27]	$54,122
	—	—	—	—	—	3,087[10]	$ 24,480	—	—
	—	—	—	—	—	1,029[11]	$ 8,160	—	—
	—	—	—	—	—	2,391[12]	$ 18,961	—	—
	—	—	—	—	—	12,500[30]	$ 99,125	—	—
	—	—	—	—	—	5,059[15]	$ 40,118	—	—
	—	—	—	—	—	30,352[17]	$240,691	—	—
	—	—	—	—	—	5,059[31]	$ 40,118	—	—

1. The expiration date of the options is ten years after the grant date. The options granted will vest and become exercisable over an eight year period at the following annual increments: 2.5% in first year; 5.0% in second year; 7.5% in third year; 10.0% in fourth year; 15.0% in fifth year; and 20.0% in each of the sixth, seventh and eighth years. On March 9, 2007, the Corporation reported GAAP net income greater than $17.0 million for a fiscal year, accelerating vesting of the options so that the remaining amount of unexercised shares from the seventh and eighth years of the vesting schedule became immediately exercisable.

2. Stock options vest at the rate of 25% per year, with vesting dates for the remaining 25% at 3/28/2010.

3. The Performance Based non-qualified stock options were granted on March 28, 2006 at a strike price equal to $21.60 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,008; at 15.0%-16.49%, 8,017; at 16.5% or greater, 12,026.

4. Stock options vest at the rate of 25% per year, with vesting dates for the remaining 50% at 3/16/2010; and 3/16/2011.

5. The Performance Based non-qualified stock options were granted on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,306; at 15.0%-16.49%, 8,612; at 16.5% or greater, 12,919.

6. Stock options vest at the rate of 25% per year, with vesting dates for the remaining 75% at 2/28/2010; 2/28/2011; and 2/28/2012.

7. The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal

years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 10,345; at 15.0%-16.49%, 20,689; at 16.5% or greater, 31,034.

8. The shares were granted on March 9, 2004, and vest ten years from the grant date.

9. Represents grant of restricted shares made on January 11, 2005 (the grant date stock price was $17.52). The restrictions on these shares shall lapse on January 11, 2012.

10. Represents grant of restricted shares made on March 16, 2007 (the grant date stock price was $20.77). The restrictions on these shares shall lapse on March 16, 2014. Vesting shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting certain minimum compounded average net income growth for a period of four consecutive fiscal years after the date of grant (using reported net income for 2006 as the initial measurement point).

11. Represents matching grant of restricted stock under the MSOP made on March 16, 2007 (the grant date stock price was $20.77). The restrictions on these matching restricted shares shall lapse on March 16, 2017. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on March 16, 2010) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

12. Represents matching grant of restricted stock under the MSOP made on February 29, 2008 (the grant date stock price was $9.52). The restrictions on these matching restricted shares shall lapse on February 28, 2018. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on February 28, 2011) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

13. Represents grant of restricted shares made on December 15, 2008 (the grant date stock price was $2.98). The restrictions on these shares shall lapse on December 15, 2011.

14. Represents grant of restricted shares made on January 2, 2009 (the grant date stock price was $2.55). The restrictions on these shares shall lapse on January 2, 2012.

15. Time vesting restricted stock grants (the grant date stock price was $4.50) that vest at the rate of 25% per year, with vesting date of 2/18/2010; 2/18/2011; 2/18/2012; and 2/18/2013.

16. Represents matching grant of restricted stock under MSOP made on February 18, 2009 (the grant date stock price was $4.50). The restrictions on these matching restricted shares shall lapse on February 18, 2019. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on February 18, 2012) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

17. Represents bi-ennial grant of performance accelerated restricted shares made on February 18, 2009 (the grant date stock price was $4.50). The restrictions on these shares shall lapse on February 18, 2016. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his/her performance goals.

18. Represents remainder of bi-ennial grant of performance accelerated restricted shares made on October 28, 2009 (the grant date stock price was $7.17). The restrictions on these shares shall lapse on October 28, 2016. Vesting may accelerate (and all restrictions shall lapse) up to one-third of the grant amount for each of the three years immediately following the grant date if the grantee achieves certain performance goals established annually for each of the first three years. Additional grants may be made if the grantee exceeds his performance goals.

19. The Performance Based non-qualified stock options were granted on March 28, 2006 at a strike price equal to $21.60 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,946; at 15.0%-16.49%, 3,892; at 16.5% or greater, 5,838.

[20] The Performance Based non-qualified stock options were granted on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 3,308; at 15.0%-16.49%, 6,616; at 16.5% or greater, 9,924.

[21] Shares of performance based restricted stock granted on May 19, 2006. The restrictions on these shares shall lapse on May 19, 2011.

[22] Stock options vest at the rate of 25% per year, with vesting dates for the remaining 25% at 6/5/2010.

[23] The Performance Based non-qualified stock options were granted on June 5, 2006 at a strike price equal to $21.32 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,269; at 15.0%-16.49%, at 2,539; at 16.5% or greater, 3,808.

[24] The Performance Based non-qualified stock options were granted on March 16, 2007 at a strike price equal to $20.77 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 1,598; at 15.0%-16.49%, 3,196; at 16.5% or greater, 4,794.

[25] Represents grant of restricted shares made on June 5, 2006 (the grant date stock price was $21.32). The restrictions on these shares shall lapse on June 5, 2010.

[26] Represents grant of restricted shares made on June 5, 2006 (the grant date stock price was $21.32). The restrictions on these shares shall lapse on June 5, 2013. Vesting shall immediately accelerate (and all restrictions shall lapse) upon the Corporation reporting certain minimum compounded average net income growth for a period of four consecutive fiscal years after the date of grant (using reported net income for 2005 as the initial measurement point).

[27] Shares of restricted stock granted on June 5, 2006, whereby all or a portion of these shares may vest four years after the issuance date depending on the diluted EPS compound average growth rate over such four year period (i.e., the number of shares that vest could be 0; 2,275; 4,550; or 6,825).

[28] The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 7,947; at 15.0%-16.49%, 15,895; at 16.5% or greater, 23,842.

[29] The Performance Based non-qualified stock options were granted on February 29, 2008 at a strike price equal to $9.52 (the closing price of the Corporation's common stock on that date). These options have a term of seven years and vest four years from the grant date. The number of option shares that vest on such date will be determined by the Corporation's EPS compounded average growth rate over the four fiscal years following the grant date, as follows: EPS compounded average growth rate over the four fiscal years at less than 13.5%, 0; at 13.5%-14.99%, 4,088; at 15.0%-16.49%, 8,177; at 16.5% or greater, 12,265.

[30] Represents grant of restricted shares made on June 30, 2008 (the grant date stock price was $6.93). The restrictions on these shares shall lapse on June 30, 2011.

[31] Represents matching grant of restricted stock under MSOP made on September 10, 2009 (the grant date stock price was $7.43). The restrictions on these matching restricted shares shall lapse on September 10, 2019. Vesting shall immediately accelerate (and all restrictions shall lapse) after three years (on September 10, 2012) if the grantee maintained continuous outright ownership of a matching number of unrestricted shares of the Corporation for the entire three year period.

Option Exercises and Stock Vested Table

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel P. Dyer	7,706	$26,464	7,495	$ 29,753
George D. Pelose	—	—	28,959	$112,168
Lynne C. Wilson	—	—	2,245	$ 8,419

Securities Authorized for Issuance under Equity Compensation Plans

The following table discloses, as of December 31, 2009, the number of outstanding options and other rights granted by the Corporation to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans. The table provides this information separately for equity compensation plans that have and have not been approved by shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Other Rights	Weighted Average Exercise Price of Outstanding Options and Other Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders			
2003 Equity Compensation Plan, as amended	778,161	$12.20	489,354
2003 Employee Stock Purchase Plan	None	n/a	35,995
Equity Compensation Plans Not Approved by Shareholders	None	n/a	None
Totals	778,161	$12.20	525,349

Potential Payments Upon Termination of Employment or Change in Control

The following tables show potential payments to Messrs. Dyer and Pelose upon termination of employment, including without limitation a change in control, assuming a December 31, 2009 termination date. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $7.93 closing price per share of our common stock on December 31, 2009, and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $7.93 per share closing price of our common stock on December 31, 2009.

A description of the applicable provisions of the employment agreements for Messrs. Dyer and Pelose follows the tables.

Daniel P. Dyer

Benefit Type	Change in Control, Non-Renewal by Corporation, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payments	$1,100,034	—	—
Stock Options	—	—	—
Restricted Stock	$2,024,553	—	$2,024,553
Excise Tax Gross-Ups	$ 911,204	—	—

George D. Pelose

Benefit Type	Change in Control, Non-Renewal by Corporation, Termination without Cause or for Good Reason	For Cause or Voluntary Termination	Death or Disability
Lump Sum Payment	$ 928,903	—	—
Stock Options	—	—	—
Restricted Stock	$1,564,304	—	$1,564,304
Excise Tax Gross-Ups	—	—	—

The Corporation has employment agreements with Messrs. Dyer and Pelose (each, an "executive"), which run through November 2011.

The Corporation may terminate the employment agreements for or without cause. A termination for cause requires a vote of two-thirds of our directors and prior written notice to the executive providing an opportunity to remedy the cause. Cause generally means: 1) willful fraud or material dishonesty by the executive in connection with the performance of his employment duties; 2) grossly negligent or intentional failure by the executive to substantially perform his employment duties; 3) material breach by the executive of certain protective covenants (as described below); or 4) the conviction of, or plea of nolo contendere to, a charge of commission of a felony by the executive.

The Corporation may terminate the executive's employment upon non-renewal of the employment agreement. Upon non-renewal of the employment agreement, the executive's employment with the Corporation will terminate as of the last day of the agreement term, provided that the executive was willing and able to execute a new contract providing terms and conditions substantially similar to those in the employment agreement and to continue providing services under the employment agreement.

The executive may terminate his employment agreement with or without good reason. A termination by the executive for good reason requires prior written notice providing the Corporation with the opportunity to remedy the good reason. Good reason means the occurrence of any one or more of the following, without the consent of the executive: (a) a material diminution in the executive's authority, duties or responsibilities; (b) the Corporation requires that the executive report to an officer or employee of the Corporation instead of reporting directly to the Corporation's Chief Executive Officer, in the case of Mr. Pelose, and Board of Directors, in the case of Mr. Dyer; (c) a material diminution in the executive's base compensation, which, for purposes of the employment agreement, means the executive's base salary and target incentive bonus percentage in effect immediately prior to the action taken to diminish the executive's base salary or target incentive bonus percentage; (d) a material change in the geographic location at which the executive must perform services, which shall include a change to a location that is more than twenty-five (25) miles from the location at which the executive performs services under the employment agreement as of December 31, 2009; or (e) any other action or inaction that constitutes a material breach by the Corporation under the employment agreement.

If a change in control (as defined in the employment agreements) occurs during the term of the employment agreements, then the executive's employment with the Corporation shall automatically terminate without cause as of the date of the change of control.

Pursuant to the terms of their employment agreements, if the employment of Messrs. Dyer or Pelose ends for any reason, the Corporation will pay accrued salary, bonuses and incentive payments already determined and other existing obligations. In addition, in the event of a termination of employment due to either termination by the Corporation without cause, the resignation by the executive for good reason, non-renewal by the Corporation or a change in control, the executive will receive a lump sum payment equal to: (i) two times current base salary; (ii) two times the average incentive bonus earned for the preceding two fiscal years; (iii) two years of medical and dental benefits for the executive and his family, based on the current monthly COBRA premium plus an increase to cover taxes; (iv) two years of life and long-term disability insurance coverage, based on the current annual premiums, plus an increase to cover taxes; and (v) any incentive bonus

earned but not yet paid. The lump sum amount is payable within thirty (30) days following the termination date (provided the executive executes and does not revoke a standard release of employment claims). In the event that the executive's employment is terminated on account of the executive's death or disability, termination by the Corporation without cause, the resignation by the executive for good reason, non-renewal by the Corporation or a change in control, then all of the options, restricted stock and other stock incentives granted to the executive will become fully vested, and the executive will have up to two years in which to exercise all vested options. If any payments due to the executive under the employment agreement would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the Corporation will be required to gross up the executive's payments for the amount of the excise tax plus the amount of income and other taxes due as a result of the gross up payment.

Notwithstanding the provisions described above, the employment agreements are intended to comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable, and the agreements shall be interpreted to avoid any penalty sanctions under the Code, and therefore may require a payment delay of severance benefits or reimbursements to be paid to the executive.

Upon termination of the employment agreement, the executive will be subject to certain protective covenants. If the Corporation terminates the executive's employment without cause or if the executive terminates his employment with good reason, the executive will be prohibited from competing with the Corporation and from soliciting its customers for an 18-month period; provided that such period shall be 12 months for all other terminations. In addition, for a 24-month period after termination of employment, the executive is prohibited from hiring the Corporation's employees.

Ms. Wilson does not have an employment agreement, but pursuant to the terms of the Corporation's 2003 Equity Compensation Plan, as amended (the "Equity Plan"), upon a change of control (as defined in the Equity Plan), all outstanding options shall immediately vest and become exercisable, and the restrictions and conditions on all outstanding restricted stock awards shall immediately lapse. Based on this, in the event of a change of control (as defined in the Equity Plan), assuming a December 31, 2009 change of control date, the benefit to Ms. Wilson would be $613,259 in restricted stock and $0 in options. Stock option benefit amounts are computed for each option as to which vesting will be accelerated upon the occurrence of the termination event by multiplying the number of shares underlying the option by the difference between the $7.93 closing price per share of our common stock on December 31, 2009 and the exercise price per share of the option. Restricted stock benefit amounts are computed by multiplying the number of restricted shares as to which vesting will be accelerated by the $7.93 per share closing price of our common stock on December 31, 2009.

Directors' Compensation

The non-employee independent members of the Board of Directors receive a $30,000 annual retainer (payable in quarterly installments) for their service on the Board of Directors. Non-employee independent members of the Board of Directors are granted an Option to purchase 5,000 shares of the Corporation's common stock upon their initial appointment or election to the Board. These Options vest in four equal annual installments. In addition, non-employee independent members of the Board of Directors receive annual grants under the Corporation's 2003 Equity Compensation Plan, as amended, of (i) restricted stock yielding a present value of $27,000 at the Stock Award grant date and (ii) Options yielding a present value of $9,000 at the grant date (using an option pricing model). The annual restricted Stock Awards vest at the earlier of (a) seven years from the grant date and (b) six months following the non-employee independent director's termination of Board service. The annual Option grants cliff vest one year from the grant date. The per share exercise price of all Options granted to non-employee independent members of the Board of Directors is equal to the fair market value per share on the date the Option is granted.

The chairman of the Audit Committee receives additional compensation of $10,000 per year, the chairman of the Compensation Committee receives additional compensation of $4,000 per year, and the chairman of the Nominating Committee receives additional compensation of $2,000 per year. These fees are paid in quarterly installments.

On March 31, 2009, the Board of Directors elected Mr. McGinty to the role of Chairman of the Board and eliminated the position of Lead Independent Director. In connection therewith, the Board of Directors also approved the following total compensation to be paid to the non-employee Chairman of the Board of the Corporation: (i) $100,000 total annual retainer (payable in quarterly installments), (ii) an annual option grant yielding a present value of $10,250 and (iii) an annual restricted stock grant yielding a present value of $30,750. The annual option grant will have a seven year term and will cliff vest one year from the grant date, and the annual restricted stock grant will vest at the earlier of (a) seven years from the grant gate and (b) six months following the non-employee Chairman's termination of Board service. Effective April 13, 2009, Mr. McGinty voluntarily agreed to reduce his annual retainer by 20% for an unspecified period of time in light of the difficult economic environment. This voluntary reduction ended on January 1, 2010, at which time Mr. McGinty's annual retainer as non-employee Chairman of the Board returned to $100,000.

The following table sets forth compensation from the Corporation for the non-employee independent members of the Board of Directors in 2009. The table does not include reimbursement of travel expenses related to attending Board, Committee and Corporation business meetings.

Director Compensation Table

Name	Fees Earned or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Kevin J. McGinty	$74,750	$12,335	$ 5,558	$92,643
John J. Calamari	$40,000	$12,241	$ 5,340	$57,581
James W. Wert	$30,000	$12,241	$ 5,340	$47,581
Lawrence J. DeAngelo	$33,500	$12,241	$ 5,340	$51,081
Edward Grzedzinski	$31,500	$12,241	$15,556	$59,297
Matthew J. Sullivan	$30,000	$ 4,532	$ 8,590	$43,122

On April 12, 2010, the Board of Directors approved a change in the equity component of the annual director compensation plan, eliminating the annual option grants and replacing them with additional restricted stock grants (equal to the value of the option grants being eliminated). This change was made to better align the equity portion of the Board of Director's compensation program with director compensation programs of the Corporation's peer group, and this change will be effective with the 2010 grants made to the Corporation's directors.

Report of the Audit Committee

Management is responsible for the Corporation's internal financial controls and the financial reporting process. The Corporation's outside independent registered public accountants, Deloitte & Touche LLP, are responsible for performing an independent audit of the Corporation's consolidated financial statements and to express an opinion as to whether those financial statements fairly present in all material respects the financial position, results of operations and cash flows of the Corporation, in conformity with generally accepted accounting principles in the United States ("GAAP"). The Audit Committee's responsibility is to monitor and oversee these processes. In addition, the Audit Committee meets at least quarterly with our management and outside independent registered public accountants to discuss our financial statements and earnings press releases prior to any public release or filing of the information.

The Audit Committee has reviewed and discussed the audited financial statements of the Corporation for the year ended December 31, 2009, with the Corporation's management. The Audit Committee has discussed with the outside independent registered public accountants the matters required to be discussed by SAS 61 (Codification of Statements of Auditing Standards, AU § 380).

The outside independent registered public accountants provided to the Audit Committee the written disclosure required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee discussed with the outside independent registered public accountants their

independence and considered whether the non-audit services provided by the outside independent registered public accountants are compatible with maintaining their independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

This report is submitted by the members of the Audit Committee of the Board of Directors:

John J. Calamari (Chairman)
James W. Wert
Kevin J. McGinty

Independent Registered Public Accountants

A representative of Deloitte & Touche LLP, the Corporation's independent registered public accountants, will be present at the Annual Meeting and will be given the opportunity to make a statement if desired. The representative will also be available to respond to appropriate questions.

The following sets forth the fees paid to the Corporation's independent registered public accountants for the last two fiscal years:

	2009	2008
Audit Fees	$910,739	$1,009,707
Audit-Related Fees	$ 0	$ 35,000
Tax Fees	$ 8,000	$ 7,578
All Other Fees	$ 0	$ 0
Total	$918,739	$1,052,285

Audit Fees. Consists of fees related to the performance of the audit or review of the Corporation's financial statements and internal control over financial reporting, including services in connection with assisting the Corporation in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. This category also includes annual agreed upon procedures relating to servicer reviews and the issuance of term asset-backed securitizations.

Audit-Related Fees. Consists of fees related to the audit of the Corporation's 401(k) Plan by Deloitte & Touche LLP in 2008.

Tax Fees. Consists of assistance rendered in preparation of proxy disclosures.

The Audit Committee has the sole authority to consider and approve in advance any audit, audit-related and tax work to be performed for the Corporation by its independent registered public accountants.

Certain Relationships and Related Transactions

Under the Corporation's Code of Ethics and Business Conduct, the Audit Committee must review and approve transactions with "related persons" (directors, director nominees and executive officers or their immediate family members, or stockholders owning 5% or greater of the Corporation's outstanding common stock) in which the amount exceeds $120,000 and in which the related person has a direct or indirect material interest. Under this policy, full written disclosure must be submitted in writing to the Corporation's General Counsel, who will submit it to the Audit Committee for review. The transaction must receive Audit Committee approval prior to the consummation of the transaction.

The Corporation obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors and Chief Executive Officer, is the President of The Selzer

Company. We do not have any contractual arrangement with The Selzer Company or Richard Dyer, nor do we pay either of them any direct fees. Insurance premiums paid to The Selzer Company totaled $495,000 in 2009.

Joseph Dyer, the brother of Daniel P. Dyer, the Chairman of our Board of Directors and Chief Executive Officer, is a vice president in our treasury group and was paid compensation in excess of $120,000 for such services in 2009.

On March 11, 2008, the Corporation received approval from the Federal Deposit Insurance Corporation ("FDIC") for federal deposit insurance for its wholly-owned subsidiary, Marlin Business Bank, an industrial bank chartered by the State of Utah (the "Bank"), and approved the Bank to commence operations effective March 12, 2008. As a result of the approval, the Corporation became subject to the terms, conditions and obligations of a Letter Agreement, dated as of June 18, 2007 (the "Letter Agreement"), by and among the Corporation, Peachtree Equity Investment Management, Inc. ("Peachtree") and WCI (Private Equity) LLC ("WCI"). On March 26, 2007, the Corporation announced that it had received correspondence from the FDIC approving the application for federal deposit insurance for the Bank, subject to certain conditions set forth in the order issued by the FDIC, dated as of March 20, 2007 (the "Order"). The Order provided that the approval of the Corporation's Bank application was conditioned on Peachtree and WCI, whose sole manager is Peachtree, executing a passivity agreement with the FDIC to eliminate Peachtree and WCI's ability to control the Bank. Therefore, Peachtree, WCI and the FDIC entered into a Passivity Agreement, dated as of June 18, 2007 (the "Passivity Agreement"), which would be deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. In connection with the execution of the Passivity Agreement, the Corporation entered into the Letter Agreement, which is also deemed effective on the date of issuance from the FDIC of the federal deposit insurance for the Bank. Therefore, the effective date for both the Passivity Agreement and the Letter Agreement is March 11, 2008. Under the terms of the Letter Agreement, the Corporation agreed to create one vacancy on the Corporation's Board of Directors by increasing the size of the Board from six to seven directors. The Corporation also agreed to take all necessary action to appoint one individual proposed by Peachtree and WCI as a member of the Board who will serve as a director until the expiration of the term at the Annual Meeting. In addition, the Corporation agreed to include an individual proposed by Peachtree and WCI on the Board's slate of nominees for election as a director of the Corporation and to use its best efforts to cause the election of such individual so long as Peachtree and WCI are subject to the terms and conditions of the Passivity Agreement.

Section 16(a) Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's directors, executive officers and shareholders who beneficially own more than 10% of the Corporation's outstanding equity stock to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Corporation with the SEC. Based on a review of copies of the reports we received and on the statements of the reporting persons, to the best of the Corporation's knowledge, all required reports in 2009 were filed on time except that the Corporation, on behalf of Kevin J. McGinty, failed to timely file a Form 4 to report a change in ownership of common stock. The Corporation, on the behalf of Kevin J. McGinty, failed to timely file a Form 4 to report the purchase of common stock on December 8, 2009. The Corporation filed the Form 4 for such grant on December 11, 2009 on behalf of Kevin J. McGinty.

Shareholder Proposals

In order to be considered for inclusion in the Corporation's proxy statement for the annual meeting of shareholders to be held in 2011, all shareholder proposals must be submitted to the Corporate Secretary at the Corporation's office, 300 Fellowship Road, Mount Laurel, New Jersey, 08054 on or before December 21, 2010.

Additional Information

Any shareholder may obtain a copy of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009, including the financial statements and related schedules and exhibits, required to be filed with the SEC, without charge, by submitting a written request to the Corporate Secretary, Marlin Business Service Corp., 300 Fellowship Road, Mount Laurel, New Jersey, 08054. You may also view these documents on the investor relations page of the Corporation's website at www.marlincorp.com.

Other Matters

The Board of Directors knows of no matters other than those discussed in this Proxy Statement that will be presented at the Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ GEORGE D. PELOSE

George D. Pelose
Secretary

Mount Laurel, New Jersey
April 20, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-50448

Marlin Business Services Corp.

(Exact name of Registrant as specified in its charter)

Pennsylvania	**38-3686388**
(State of incorporation)	*(I.R.S. Employer Identification No.)*

300 Fellowship Road, Mount Laurel, NJ 08054

(Address of principal executive offices)

Registrant's telephone number, including area code:

(888) 479-9111

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $.01 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that registrant was required to submit and post such files.) Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☑

The aggregate market value of the voting common stock held by non-affiliates of the Registrant, based on the closing price of such shares on the NASDAQ Global Select Market was approximately $50,970,293 as of June 30, 2009. Shares of common stock held by each executive officer and director and persons known to us who beneficially owns 5% or more of our outstanding common stock have been excluded from this computation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of Registrant's common stock outstanding as of February 25, 2010 was 12,727,965 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement related to the 2010 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days of the close of Registrant's fiscal year, are incorporated by reference into Part III of this Form 10-K.

MARLIN BUSINESS SERVICES CORP.

FORM 10-K

INDEX

		Page
	PART I	
Item 1.	BUSINESS	2
Item 1A.	RISK FACTORS	18
Item 1B.	UNRESOLVED STAFF COMMENTS	24
Item 2.	PROPERTIES	24
Item 3.	LEGAL PROCEEDINGS	24
Item 4.	RESERVED	25
	PART II	
Item 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	25
Item 6.	SELECTED FINANCIAL DATA	28
Item 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	30
Item 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	65
Item 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	66
Item 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	105
Item 9A.	CONTROLS AND PROCEDURES	105
Item 9B.	OTHER INFORMATION	105
	PART III	
Item 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	105
Item 11.	EXECUTIVE COMPENSATION	106
Item 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	106
Item 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	106
Item 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	106
	PART IV	
Item 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	106

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) the effectiveness of our hedges; (e) our understanding of our competition; and (f) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of funding and capital;
- general volatility of the securitization and capital markets;
- changes in our industry, interest rates or the general economy resulting in changes to our business strategy;
- the degree and nature of our competition;
- availability and retention of qualified personnel; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

As used herein, the terms "Company," "Marlin," "we," "us," or "our" refer to Marlin Business Services Corp. and its subsidiaries.

PART I

Item 1. *Business*

Overview

We are a nationwide provider of equipment financing and working capital solutions primarily to small businesses. We finance over 100 categories of commercial equipment important to our end user customers, including copiers, certain commercial and industrial equipment, security systems, computers and telecommunications equipment. Our average lease transaction was approximately $11,300 at December 31, 2009, and we typically do not exceed $250,000 for any single lease transaction. This segment of the equipment leasing market is commonly known in the industry as the small-ticket segment. We access our end user customers through origination sources comprised of our existing network of over 9,700 independent commercial equipment dealers and, to a much lesser extent, through relationships with lease brokers and direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these origination sources, we are able to deliver convenient and flexible equipment financing to our end user customers. Our typical financing transaction involves a non-cancelable, full-payout lease with payments sufficient to recover the purchase price of the underlying equipment plus an expected profit. As of December 31, 2009, we serviced approximately 87,000 active equipment leases having a total original equipment cost of $985.9 million for approximately 72,000 end user customers.

On March 20, 2007, the Federal Deposit Insurance Corporation ("FDIC") approved the application of our wholly-owned subsidiary, Marlin Business Bank ("MBB") to become an industrial bank chartered by the State of Utah. MBB commenced operations effective March 12, 2008. MBB provides diversification of the Company's funding sources and, over time, may add other product offerings to better serve our customer base.

On December 31, 2008, MBB received approval from the Federal Reserve Bank of San Francisco ("FRB") to (i) convert from an industrial bank to a state-chartered commercial bank and (ii) become a member of the Federal Reserve System. In addition, on December 31, 2008, Marlin Business Services Corp. received approval to become a bank holding company upon conversion of MBB from an industrial bank to a commercial bank.

On January 13, 2009, MBB converted from an industrial bank to a commercial bank chartered and supervised by the State of Utah and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In connection with the conversion of MBB to a commercial bank, Marlin Business Services Corp. became a bank holding company on January 13, 2009. In connection with this approval, the Federal Reserve Board required the Company to identify any of its activities or investments that were impermissible under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). Such activities or investments must be terminated or conform to the Bank Holding Company Act within two years of the approval (unless additional time is granted by the Federal Reserve Board). (See **Supervision and Regulation** in this Item 1). The Company's reinsurance activities conducted through its wholly-owned subsidiary, AssuranceOne, Ltd., are impermissible under the Bank Holding Company Act. However, such activities would be permissible if the Company was a financial holding company, and the Company intends to seek certification from the Federal Reserve Board to become a financial holding company within two years from its approval on January 13, 2009 to become a bank holding company.

The small-ticket equipment leasing market is highly fragmented. We estimate that there are more than 100,000 independent equipment dealers who sell the types of equipment we finance. We focus primarily on the segment of the market comprised of the small and mid-size independent equipment dealers. We believe this segment is underserved because: 1) the large commercial finance companies and large commercial banks typically concentrate their efforts on marketing their products and services directly to equipment manufacturers and larger distributors, rather than the independent equipment dealers; and 2) many smaller commercial finance companies and regional banking institutions have not developed the systems and infrastructure required to service adequately these equipment dealers on high volume, low-balance transactions. We focus on establishing our relationships with independent equipment dealers to meet their need for high-quality, convenient point-of-sale lease financing programs. We provide equipment dealers with the ability to offer our lease financing and related services to their customers as an integrated part of their selling process, allowing them to increase their sales and provide better customer service. We believe our personalized service approach appeals to the independent equipment dealer by providing each dealer with a single point of contact to access our flexible lease programs, obtain rapid credit decisions and receive prompt payment of the equipment cost. Our fully integrated account origination platform enables us to solicit, process and service a large number of low-balance financing transactions. From our inception in 1997 to December 31, 2009, we have processed approximately 653,000 lease applications and originated over 279,000 new leases.

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in the state of Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly-owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. After the reorganization, Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our initial public offering ("IPO"). Of these shares, a total of 3,581,255 shares were sold by the company and 1,478,745 shares were sold by selling shareholders. The initial public offering price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

Competitive Strengths

We believe several characteristics may distinguish us from our competitors, including the following:

Multiple Sales Origination Channels. We use multiple sales origination channels to penetrate effectively the highly diversified and fragmented small-ticket equipment leasing market. Our *direct origination channels*, which historically have accounted for approximately 74% of our originations, involve: 1) establishing relationships with independent equipment dealers; 2) securing endorsements from national equipment manufacturers and distributors to become the preferred lease financing source for the independent dealers who sell their equipment; and 3) soliciting our existing end user customer base for repeat business. Our *indirect origination channels* have historically accounted for approximately 26% of our originations and consist of our relationships with brokers and certain equipment dealers who refer transactions to us for a fee or sell leases to us that they originated. In 2008, we took steps to reduce the portion of our business that is derived from the indirect channels to focus our origination resources on the more profitable direct channels. During 2009, the Company discontinued substantially all origination activity from indirect origination channels. As a result, indirect business represented only 2% of 2009 originations, while direct business represented 98%.

Highly Effective Account Origination Platform. Our telephonic direct marketing platform offers origination sources a high level of personalized service through our team of 38 sales account executives, each of whom acts as the single point of contact for his or her origination sources. Our business model is built on a real-time, fully integrated customer information database and a contact management and telephony application that facilitate our account solicitation and servicing functions.

Comprehensive Credit Process. We seek to manage credit risk effectively at the origination source as well as at the transaction and portfolio levels. Our comprehensive credit process starts with the qualification and ongoing review of our origination sources. Once the origination source is approved, our credit process focuses on analyzing and underwriting the end user customer and the specific financing transaction, regardless of whether the transaction was originated through our direct or indirect origination channels.

Portfolio Diversification. As of December 31, 2009, no single end user customer accounted for more than 0.08% of our portfolio and leases from our largest origination source accounted for only 2.7% of our portfolio. Our portfolio is also diversified nationwide with the largest state portfolios existing in California (12%), Florida (9%), and New York (9%).

Fully Integrated Information Management System. Our business integrates information technology solutions to optimize the sales origination, credit, collection and account servicing functions. Throughout a transaction, we collect a significant amount of information on our origination sources and end user customers. The enterprise-wide integration of our systems enables data collected by one group, such as credit, to be used by other groups, such as sales or collections, to better perform their functions.

Sophisticated Collections Environment. Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and collect post charge-off recovery dollars. Our collection strategy employs a delinquency bucket segmentation approach, where certain collectors are assigned to accounts based on their delinquency status. The delinquency bucket segmentation approach allows us to assign our more experienced collectors to the late stage delinquent accounts. In addition, the collections department utilizes specialist collectors who focus on delinquent late fees, property taxes, bankrupt and large balance accounts.

Access to Multiple Funding Sources. We have established and maintained diversified funding capacity through multiple facilities with several national credit providers. The opening of our wholly-owned subsidiary, MBB, provides an additional funding source, primarily through the issuance of FDIC-insured certificates of deposit raised nationally through various brokered deposit relationships and FDIC-insured retail deposits directly from other financial institutions. Our proven ability to access funding consistently at competitive rates through various economic cycles provides us with the liquidity necessary to manage our business. (See **Liquidity and Capital Resources** in Item 7).

Experienced Management Team. Our executive officers average more than 19 years of experience in providing financing solutions primarily to small businesses. As we have grown, our founders have expanded the management team with a group of successful, seasoned executives.

Disciplined Growth Strategy

Our primary objective is to enhance our current position as a provider of equipment financing and working capital solutions, primarily to small businesses, by pursuing a strategy focused on organic growth initiatives while actively managing credit risk. We have responded to recent economic conditions with more restrictive credit standards, while continuing to pursue strategies designed to increase the number of independent equipment dealers and other origination sources that generate and develop lease customers. We also target strategies to further penetrate our existing origination sources.

Personnel costs represent our most significant overhead expense and we actively manage our staffing levels to the requirements of our lease portfolio. As a financial services company, we have been navigating through the ongoing challenging economic environment. In response to this environment, on May 13, 2008, we reduced our staffing by approximately 14.7%. This action was part of an overall effort to reduce operating costs in light of our decision to moderate growth in fiscal 2008. Approximately 51 employees were affected as a result of the staff reduction. On May 13, 2008, we notified the affected employees. We incurred pretax costs in the three months ended June 30, 2008 of approximately $501,000 related to this action, almost all of which was related to severance costs. The total annualized pretax cost savings resulting from this reduction is estimated to be approximately $2.6 million.

We continued to face a challenging economic environment in 2009. As a result, we proactively lowered expenses in the first quarter of 2009, including reducing our workforce by 17% and closing our two smallest satellite sales offices in Chicago and Utah. A total of approximately 49 employees company-wide were affected as a result of the staff reductions in the first quarter of 2009. We incurred pretax severance costs in the three months ended March 31, 2009 of approximately $500,000 related to the staff reductions. The total annualized pretax salary cost savings resulting from this reduction is estimated to be approximately $2.3 million.

During the second quarter of 2009, we announced a further workforce reduction of 24%, or 55 employees company-wide, including the closure of our Denver satellite office. We incurred pretax severance costs in the three months ended June 30, 2009 of approximately $700,000 related to these staff reductions. The total annualized pretax salary cost savings resulting from this reduction is estimated to be approximately $2.9 million. Although we believe that our estimates are appropriate and reasonable based on available information, actual results could differ from these estimates.

Asset Originations

Overview of Origination Process. We access our end user customers through our extensive network of independent equipment dealers and, to a much lesser extent, through the direct solicitation of our end user customers. We use a highly efficient telephonic direct sales model to market to our origination sources. Through these sources, we are able to deliver convenient and flexible equipment financing to our end user customers.

Our origination process begins with our database of thousands of origination source prospects located throughout the United States. We developed and continually update this database by purchasing marketing data from third parties, such as Dun & Bradstreet, Inc., by joining industry organizations and by attending equipment trade shows. The independent equipment dealers we target typically have had limited access to lease financing programs, as the traditional providers of this financing generally have concentrated their efforts on equipment manufacturers and larger distributors.

The prospects in our database are systematically distributed to our sales force for solicitation and further data collection. Sales account executives access prospect information and related marketing data through our contact management software. This contact management software enables the sales account executives to sort their origination sources and prospects by any data field captured, schedule calling campaigns, fax marketing materials, send e-mails, produce correspondence and documents, manage their time and calendar, track activity, recycle leads

and review management reports. We have also integrated predictive dialer technology into the contact management system, enabling our sales account executives to create efficient calling campaigns to any subset of the origination sources in the database.

Once a sales account executive converts a prospect into an active relationship, that sales account executive becomes the origination source's single point of contact for all dealings with us. This approach, which is a cornerstone of our origination platform, offers our origination sources a personal relationship through which they can address all of their questions and needs, including matters relating to pricing, credit, documentation, training and marketing. This single point of contact approach distinguishes us from our competitors, many of whom require the origination sources to interface with several people in various departments, such as sales support, credit and customer service, for each application submitted. Since many of our origination sources have little or no prior experience in using lease financing as a sales tool, our personalized, single point of contact approach facilitates the leasing process for them. Other key aspects of our platform aimed at facilitating the lease financing process for the origination sources include:

- ability to submit applications via fax, phone, Internet, mail or e-mail;
- credit decisions generally within two hours;
- one-page, plain-English form of lease for transactions under $50,000;
- overnight or ACH funding to the origination source once all lease conditions are satisfied;
- value-added portfolio reports, such as application status and volume of lease originations;
- on-site or telephonic training of the equipment dealer's sales force on leasing as a sales tool; and
- custom leases and programs.

Of our 181 total employees as of December 31, 2009, we employed 38 sales account executives, each of whom receives a base salary and earns commissions based on his or her lease and loan originations. We also employed 3 employees dedicated to marketing as of December 31, 2009.

Sales Origination Channels. We currently use direct sales origination channels to penetrate effectively a multitude of origination sources in the highly diversified and fragmented small-ticket equipment leasing market. All sales account executives use our telephonic direct marketing sales model to solicit these origination sources and end user customers.

Direct Channels. Our direct sales origination channels, which have historically accounted for approximately 74% of our originations, involve:

- *Independent Equipment Dealer Solicitations.* This origination channel focuses on soliciting and establishing relationships with independent equipment dealers in a variety of equipment categories located across the United States. Our typical independent equipment dealer has less than $2.0 million in annual revenues and fewer than 20 employees. Service is a key determinant in becoming the preferred provider of financing recommended by these equipment dealers.

- *Major and National Accounts.* This channel focuses on two specific areas of development: (i) national equipment manufacturers and distributors, where we seek to leverage their endorsements to become the preferred lease financing source for their independent dealers, and (ii) major accounts (distributors) with a consistent flow of business that need a specialized marketing and sales platform to convert more sales using a leasing option. Once a relationship is established with a major or national account, they are serviced by our sales account executives in the independent equipment dealer channel. This allows us to leverage quickly and efficiently the relationship into new business opportunities with many new distributors located nationwide.

- *End User Customer Solicitations.* This channel focuses on soliciting our existing portfolio of approximately 72,000 end user customers for additional equipment leasing or financing opportunities. We view our existing end user customers as an excellent source for additional business for various reasons,

including (i) retained credit information; (ii) consistent payment histories; and (iii) a demonstrated propensity to finance their equipment.

Indirect Channels. Our indirect origination channels have historically accounted for approximately 26% of our originations and consist of our relationships with lease brokers and certain equipment dealers who refer end user customer transactions to us for a fee or sell us leases that they originated with an end user customer. We conduct our own independent credit analysis on each end user customer in an indirect lease transaction. We have written agreements with most of our indirect origination sources whereby they provide us with certain representations and warranties about the underlying lease transaction. The origination sources in our indirect channels generate leases that are similar to our direct channels.

In 2008, we took steps to reduce the portion of our business that is derived from the indirect channels to focus our origination resources on the more profitable direct channels. During 2009, the Company discontinued substantially all origination activity from indirect origination channels. As a result, indirect business represented only 2% of 2009 originations while direct business represented 98%.

Sales Recruiting, Training and Mentoring

Sales account executive candidates are screened for previous sales experience and communication skills, phone presence and teamwork orientation. Each new sales account executive undergoes a comprehensive training program shortly after he or she is hired. The training program covers the fundamentals of lease finance and introduces the sales account executive to our origination and credit policies and procedures. It also covers technical training on our databases and our information management tools and techniques. At the end of the program, the sales account executives are tested to ensure they meet our standards. In addition to our formal training program, sales account executives receive extensive on-the-job training and mentoring. All sales account executives sit in groups, providing newer sales account executives the opportunity to learn first-hand from their more senior peers. In addition, our sales managers frequently monitor and coach sales account executives during phone calls, providing the executives immediate feedback. Our sales account executives also receive continuing education and training, including periodic, detailed presentations on our contact management system, underwriting guidelines and sales enhancement techniques.

Product Offerings

Equipment Leases. The types of lease products offered by each of our sales origination channels share common characteristics, and we generally underwrite our leases using the same criteria. We seek to reduce the financial risk associated with our lease transactions through the use of full pay-out leases. A full pay-out lease provides that the non-cancelable rental payments due during the initial lease term are sufficient to recover the purchase price of the underlying equipment plus an expected profit. The initial non-cancelable lease term is equal to or less than the equipment's economic life. Initial terms generally range from 36 to 60 months. At December 31, 2009, the average original term of the leases in our portfolio was approximately 50 months, and we had personal guarantees on approximately 41% of our leases. The remaining terms and conditions of our leases are substantially similar, generally requiring end user customers to, among other things:

- address any maintenance or service issues directly with the equipment dealer or manufacturer;
- insure the equipment against property and casualty loss;
- pay or reimburse us for all taxes associated with the equipment;
- use the equipment only for business purposes; and
- make all scheduled payments regardless of the performance of the equipment.

We charge late fees when appropriate throughout the term of the lease. Our standard lease contract provides that in the event of a default, we can require payment of the entire balance due under the lease through the initial term and can take action to seize and remove the equipment for subsequent sale, refinancing or other disposal at our discretion, subject to any limitations imposed by law.

At the time of application, end user customers select a purchase option that will allow them to purchase the equipment at the end of the contract term for either one dollar, the fair market value of the equipment or a specified percentage of the original equipment cost. We seek to realize our recorded residual in leased equipment at the end of the initial lease term by collecting the purchase option price from the end user customer, re-marketing the equipment in the secondary market or receiving additional rental payments pursuant to the contract's automatic renewal provision.

Property Insurance on Leased Equipment. Our lease agreements specifically require the end user customers to obtain all-risk property insurance in an amount equal to the replacement value of the equipment and to designate us as the loss payee on the policy. If the end user customer already has a commercial property policy for its business, it can satisfy its obligation under the lease by delivering a certificate of insurance that evidences us as a loss payee under that policy. At December 31, 2009, approximately 57% of our end user customers insured the equipment under their existing policies. For the others, we offer an insurance product through a master property insurance policy underwritten by a third-party national insurance company that is licensed to write insurance under our program in all 50 states and the District of Columbia. This master policy names us as the beneficiary for all of the equipment insured under the policy and provides all-risk coverage for the replacement cost of the equipment.

In May 2000, we established AssuranceOne, Ltd., our Bermuda-based, wholly-owned captive insurance subsidiary, to enter into a reinsurance contract with the issuer of the master property insurance policy. Under this contract, AssuranceOne reinsures 100% of the risk under the master policy, and the issuing insurer pays AssuranceOne the policy premiums, less a ceding fee based on annual net premiums written. The reinsurance contract expires in May 2012.

Portfolio Overview

At December 31, 2009, we had 87,458 active leases in our portfolio, representing aggregate minimum lease payments receivable of $495.0 million. With respect to our portfolio at December 31, 2009:

- the average original lease transaction was $11,300, with an average remaining balance of $5,700;
- the average original lease term was 50 months;
- our active leases were spread among 72,345 different end user customers, with the largest single end user customer accounting for only 0.08% of the aggregate minimum lease payments receivable;
- over 78.9% of the aggregate minimum lease payments receivable were with end user customers who had been in business for more than five years;
- the portfolio was spread among 10,280 origination sources, with the largest source accounting for only 2.7% of the aggregate minimum lease payments receivable, and our ten largest origination sources accounting for only 10.4% of the aggregate minimum lease payments receivable;
- there were over 100 different equipment categories financed, with the largest categories set forth as follows, as a percentage of the December 31, 2009 aggregate minimum lease payments receivable:

Equipment Category	Percentage
Copiers	27.02%
Security systems	7.75%
Commercial & Industrial	6.69%
Telecommunications equipment	6.25%
Computers	6.08%
Closed Circuit TV security systems	5.83%
Restaurant equipment	4.16%
Computer software	3.69%
Medical	3.12%
Automotive	2.78%
Healthcare diagnostic	2.47%
Water filtration systems	2.36%
Cash registers	2.02%
Office Furniture	1.68%
All others (none more than 1.30%)	18.01%

- we had leases outstanding with end user customers located in all 50 states and the District of Columbia, with our largest states of origination set forth below, as a percentage of the December 31, 2009 aggregate minimum lease payments receivable:

State	Percentage
California	12.47%
Florida	8.70%
New York	8.66%
Texas	7.45%
New Jersey	6.09%
Pennsylvania	4.32%
North Carolina	3.78%
Georgia	3.56%
Massachusetts	3.10%
Illinois	2.96%
South Carolina	2.89%
Ohio	2.72%
All others (none more than 2.3%)	33.30%

Information Management

A critical element of our business operations is our ability to collect detailed information on our origination sources and end user customers at all stages of a financing transaction and to manage that information effectively so that it can be used across all aspects of our business. Our information management system integrates a number of technologies to optimize our sales origination, credit, collection and account servicing functions. Applications used across our business include:

- *a sales information database* that: 1) summarizes vital information on our prospects, origination sources, competitors and end user customers compiled from third-party data, trade associations, manufacturers, transaction information and data collected through the sales solicitation process; and 2) produces detailed reports using a variety of data fields to evaluate the performance and effectiveness of our sales account executives;

- *a call management reporting system* that systematically analyzes call activity patterns to improve inbound and outbound calling campaigns for originations, collections and customer service;
- *a credit performance database* that stores extensive portfolio performance data on our origination sources and end user customers. Our credit staff has on-line access to this information to monitor origination sources, end user customer exposure, portfolio concentrations and trends and other credit performance indicators;
- *predictive auto dialer technology* that is used in both the sales origination and collection processes to improve the efficiencies by which these groups make their thousands of daily phone calls;
- *imaging technology* that enables our employees to retrieve at their desktops all documents evidencing a lease transaction, thereby further improving our operating efficiencies and service levels; and
- *an integrated voice response unit* that enables our end user customers the opportunity to obtain quickly and efficiently certain information from us about their account.

Our information technology platform infrastructure is industry standard and fully scalable to support future growth. Our systems are backed up nightly and a full set of data tapes is sent to an off-site storage provider weekly. In addition, we have contracted with a third party for disaster recovery services.

Credit Underwriting

Credit underwriting is separately performed and managed apart from asset origination. Credit analysts are centralized in our New Jersey headquarters and at December 31, 2009 we had a total of 12 analysts, each with an average of more than 8 years of experience. Each credit analyst is measured monthly against a discrete set of performance variables, including decision turnaround time, approval and loss rates, and adherence to our underwriting policies and procedures.

Our typical financing transaction involves three parties: the origination source, the end user customer and us. The key elements of our comprehensive credit underwriting process include the pre-qualification and ongoing review of origination sources, the performance of due diligence procedures on each end user customer and the monitoring of overall portfolio trends and underwriting standards.

Pre-qualification and Ongoing Review of Origination Sources. Each origination source must be pre-qualified before we will accept applications from it. The origination source must submit a source profile, which we use to review the origination source's credit information and check references. Over time, our database has captured credit profiles on thousands of origination sources. We regularly track all applications and lease originations by source, assessing whether the origination source has a high application decline rate and analyzing the delinquency rates on the leases originated through that source. Any unusual situations that arise involving the origination source are noted in the source's file. Each origination source is reviewed on a regular basis using portfolio performance statistics as well as any other information noted in the source's file. We will place an origination source on watch status if its portfolio performance statistics are consistently below our expectations. If the origination source's statistics do not improve in a timely manner, we often stop accepting applications from that origination source.

End User Customer Review. Each end user customer's application is reviewed using our rules-based set of underwriting guidelines that focus on commercial and consumer credit data. These underwriting guidelines have been developed and refined by our management team based on their experience in extending credit to small businesses. The guidelines are reviewed and revised as necessary by our Senior Credit Committee, which is comprised of our Chief Executive Officer, Chief Operating Officer, Chief Risk Officer, Chief Lending Officer and Vice President of Collections. Our underwriting guidelines require a thorough credit investigation of the end user customer. The guidelines also include an analysis of the personal credit of the owner, who often guarantees the transaction, and verification of the corporate name and location. The credit analyst may also consider other factors in the credit decision process, including:

- length of time in business;
- confirmation of actual business operations and ownership;

- management history, including prior business experience;
- size of the business, including the number of employees and financial strength of the business;
- third-party commercial reports;
- legal structure of business; and
- fraud indicators.

Transactions over $50,000 receive a higher level of scrutiny, often including a review of financial statements or tax returns and review of the business purpose of the equipment to the end user customer.

Within two hours of receipt of the application, the credit analyst is usually ready to render a credit decision on transactions less than $50,000. If there is insufficient information to render a credit decision, a request for more information will be made by the credit analyst. Credit approvals are typically valid for a 45-day period from the date of initial approval. In the event that the funding does not occur within the initial approval period, a re-approval may be issued after the credit analyst has reprocessed all the relevant credit information to determine that the creditworthiness of the applicant has not deteriorated.

In most instances after a lease is approved, a phone verification with the end user customer is performed by us, or in some instances by the origination source, prior to funding the transaction. The purpose of this call is to verify information on the credit application, review the terms and conditions of the lease contract, confirm the customer's satisfaction with the equipment, and obtain additional billing information. We will delay paying the origination source for the equipment if the credit analyst uncovers any material issues during the phone verification.

Monitoring of Portfolio Trends and Underwriting Standards. Credit personnel use our databases and our information management tools to monitor the characteristics and attributes of our overall portfolio. Reports are produced to analyze origination source performance, end user customer delinquencies, portfolio concentrations, trends, and other related indicators of portfolio performance. Any significant findings are presented to the Senior Credit Committee for review and action.

Our internal credit surveillance team is responsible for ensuring that the credit department adheres to all underwriting guidelines. The audits produced by this department are designed to monitor our origination sources, appropriateness of exceptions to credit policy and documentation quality. Management reports are regularly generated by this department detailing the results of these surveillance activities.

Account Servicing

We service all of the leases we originate. Account servicing involves a variety of functions performed by numerous work groups, including:

- entering the lease into our accounting and billing system;
- preparing the invoice information;
- filing Uniform Commercial Code financing statements on leases in excess of $25,000;
- paying the equipment dealers for leased equipment;
- billing, collecting and remitting sales, use and property taxes to the taxing jurisdictions;
- assuring compliance with insurance requirements; and
- providing customer service to the leasing customers.

Our integrated lease processing and accounting systems automate many of the functions associated with servicing high volumes of small-ticket leasing transactions.

Collection Process

Our centralized collections department is structured to collect delinquent accounts, minimize credit losses and collect post-default recovery dollars. Our collection strategy employs a delinquency bucket segmentation approach, where certain collectors are assigned to accounts based on their delinquency status. The collectors are individually accountable for their results and a significant portion of their compensation is based on the delinquency performance of their accounts. The delinquency bucket segmentation approach allows us to assign our more experienced collectors to the later stage delinquent accounts.

Our collection activities begin with phone contact when a payment becomes ten days past due and continue throughout the delinquency period. We utilize a predictive dialer that automates outbound telephone dialing. The dialer is primarily used to focus on and reduce the number of accounts that are between ten and 30 days delinquent. A series of collection notices are sent once an account reaches the 30-, 60-, 75- and 90-day delinquency stages. Collectors input notes directly into our servicing system, enabling the collectors to monitor the status of problem accounts and promptly take any necessary actions. In addition, late charges are assessed when a leasing customer fails to remit payment on a lease by its due date. If the lease continues to be delinquent, we may exercise our remedies under the terms of the contract, including acceleration of the entire lease balance, litigation and/or repossession.

In addition, the collections department employs specialist collectors who focus on delinquent late fees, property taxes, bankrupt and large balance accounts.

After an account becomes 120 days or more past due, it is generally charged-off and referred to our internal recovery group, consisting of a team of paralegals and collectors. The group utilizes several resources in an attempt to maximize recoveries on charged-off accounts, including: 1) initiating litigation against the end user customer and any personal guarantor using our internal legal staff; 2) referring the account to an outside law firm or collection agency; and/or 3) repossessing and remarketing the equipment through third parties.

At the end of the initial lease term, a customer may return the equipment, continue leasing the equipment, or purchase the equipment for the amount set forth in the purchase option granted to the customer. The end of term department maintains a team of employees who seek to realize our recorded residual in the leased equipment at the end of the lease term.

Supervision and Regulation

Although most states do not directly regulate the commercial equipment lease financing business, certain states require lenders and finance companies to be licensed, impose limitations on interest rates and other charges, mandate disclosure of certain contract terms and constrain collection practices and remedies. Under certain circumstances, we also may be required to comply with the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These acts require, among other things, that we provide notice to credit applicants of their right to receive a written statement of reasons for declined credit applications. The Telephone Consumer Protection Act ("TCPA") of 1991 and similar state statutes or rules that govern telemarketing practices are generally not applicable to our business-to-business calling platform; however, we are subject to the sections of the TCPA that regulate business-to-business facsimiles. The Fair and Accurate Transactions Act ("FACT ACT") requires financial institutions to establish a written program to implement "Red Flag Guidelines", which is intended to detect, prevent and mitigate identity theft. The FACT ACT also provides guidance regarding reasonable policies and procedures that a user of consumer credit reports must employ when a consumer reporting agency sends the user a notice of address discrepancy.

Our insurance operations are subject to various types of governmental regulation. We are required to maintain insurance producer licenses in states where we sell our insurance product. Our wholly-owned insurance company subsidiary, AssuranceOne Ltd., is a Class 1 Bermuda insurance company and, as such, is subject to the Insurance Act 1978 of Bermuda, as amended, and related regulations.

Banking Regulation. On January 13, 2009, in connection with the conversion of MBB from an industrial bank to a commercial bank, we became a bank holding company by order of the Federal Reserve Board and will be subject to regulation under the Bank Holding Company Act. In connection with this approval, the Federal Reserve

Board required the Company to identify any of its activities or investments that were impermissible under the Bank Holding Company Act. Such activities or investments must be terminated or conform to the Bank Holding Company Act within two years of the approval (unless additional time is granted by the Federal Reserve Board). The Company also agreed not to make additional investments in, or increase the types of impermissible products or services offered during this timeframe without the approval of the Federal Reserve Board. The Company's reinsurance activities conducted through its wholly-owned subsidiary, AssuranceOne, Ltd., are impermissible under the Bank Holding Company Act. However, such activities would be permissible if the Company was a financial holding company, and the Company intends to seek certification from the Federal Reserve Board to become a financial holding company within two years from its approval on January 13, 2009 to become a bank holding company. The Bank Holding Company Act requires prior approval of an acquisition of all or substantially all of the assets of a bank or of ownership or control of voting shares of any bank if the share acquisition would give us more than 5% of the voting shares of any bank or bank holding company.

MBB is also subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including reserve requirements, loan limitations, restrictions as to interest rates on loans and deposits, restrictions as to dividend payments, requirements governing the establishment of branches, and numerous other aspects of its operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders. All of our subsidiaries may be subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board, subject to certain conditions in the case of "functionally regulated subsidiaries," such as broker/dealers and registered investment advisers.

Regulations governing MBB restrict extensions of credit by such institution to Marlin and, with some exceptions, to other Marlin affiliates. For these purposes, extensions of credit include loans and advances to and guarantees and letters of credit on behalf of Marlin and such affiliates. These regulations also restrict investments by MBB in the stock or other securities of Marlin and the covered affiliates, as well as the acceptance of such stock or other securities as collateral for loans to any borrower, whether or not related to Marlin.

Additional Activities. Bank holding companies and their banking and non-banking subsidiaries have traditionally been limited to the business of banking and activities which are closely related thereto. The Gramm-Leach-Bliley Act ("GLB Act") expanded the provisions of the Bank Holding Company Act by including a section that permits a bank holding company to become a financial holding company and permits them to engage in a full range of financial activities. A financial holding company is permitted to engage in a wide variety of activities deemed to be "financial in nature" and includes lending, exchanging, transferring, investing for others, or safeguarding money or securities, providing financial, investment or economic advisory services and underwriting, dealing in, or making a market in securities. It is our intention in the future to seek certification from the Federal Reserve Board to become a financial holding company.

Capital Adequacy. Under the risk-based capital requirements applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% out of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles ("Tier 1 Capital"). The remainder of total capital ("Tier 2 Capital") may consist of certain perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for loan and lease losses, allowance for credit losses on off-balance-sheet credit exposures, and unrealized gains on equity securities.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of Tier 1 Capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum

supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (*i.e.*, after deducting all intangibles) in evaluating proposals for expansion or new activities. MBB is subject to similar capital standards promulgated by the Federal Reserve Board.

The federal bank regulatory agencies' risk-based capital guidelines for years have been based upon the 1988 capital accord ("Basel I") of the Basel Committee on Banking Supervision, a committee of central bankers and bank supervisors from the major industrialized countries. This body develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. In 2004, it proposed a new capital adequacy framework ("Basel II") for large, internationally active banking organizations to replace Basel I. Basel II was designed to produce a more risk-sensitive result than its predecessor. However, certain portions of Basel II entail complexities and costs that were expected to preclude their practical application to the majority of U.S. banking organizations that lack the economies of scale needed to absorb the associated expenses.

Effective April 1, 2008, the U.S. federal bank regulatory agencies have adopted Basel II for application to certain banking organizations in the United States. The new capital adequacy framework apply to organizations that (i) have consolidated assets of at least $250 billion, or (ii) have consolidated total on-balance sheet foreign exposures of at least $10 billion, or (iii) are eligible to, and elect to, opt-in to the new framework even though not required to do so under clause (i) or (ii) above, or (iv) as a general matter, are subsidiaries of a bank or bank holding company that uses the new rule. During a two-year phase in period, organizations required or electing to apply Basel II will report their capital adequacy calculations separately under both Basel I and Basel II on a "parallel run" basis.

Given the high thresholds noted above, Marlin is not required to apply Basel II and does not expect to apply it in the foreseeable future. Related modifications to regulatory practice in late 2009 to address issues related to the financial crisis of 2008 also did not require a change in MBB's regulatory capital calculations. The U.S. federal bank regulatory agencies issued a separate proposal in December 2006 that would modify the existing Basel I framework applicable to the vast majority of U.S. banking organizations not required or electing to use the new Basel II program. The goal of this separate proposal would be to provide a more risk-sensitive capital regime for those organizations and to address concerns that the new Basel II framework would otherwise present significant competitive advantages for the largest participants in the U.S. banking industry.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;

- placing limits on asset growth and restrictions on activities;
- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;
- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. At December 31, 2009, MBB's Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 15.55%, 16.07% and 17.12%, respectively, compared to requirements for well-capitalized status of 5%, 6% and 10%, respectively.

Pursuant to the Order issued by the FDIC on March 20, 2007 (the "Order"), MBB was required to have beginning paid-in capital funds of not less than $12.0 million and must keep its total risk-based capital ratio above 15%. MBB's equity balance at December 31, 2009 was $16.1 million, which qualifies for "well capitalized" status.

Federal Deposit Insurance. Under the Federal Deposit Insurance Reform Act of 2005, the FDIC adopted a new risk-based premium system for FDIC deposit insurance, providing for quarterly assessments of FDIC insured institutions based on their respective rankings in one of four risk categories depending upon their examination ratings and capital ratios. Beginning in 2007, well-capitalized institutions with certain "CAMELS" ratings (under the Uniform Financial Institutions Examination System adopted by the Federal Financial Institutions Examination Council) were grouped in Risk Category I and were assessed for deposit insurance premiums at an annual rate, with the assessment rate for the particular institution to be determined according to a formula based on a weighted average of the institution's individual CAMELS component ratings plus either a set of financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV are assessed premiums at progressively higher rates. MBB is designated a Risk Category I institution for purposes of the risk-based assessment for FDIC deposit insurance.

On November 21, 2008, following a determination by the Secretary of the Treasury that systemic risk existed in the nation's financial sector, the FDIC Board of Directors adopted a new program to strengthen confidence and encourage liquidity in the banking system by guaranteeing newly issued senior unsecured debt of banks, thrifts, and certain holding companies, and by providing full coverage of noninterest-bearing deposit transaction accounts, regardless of dollar amount (the "Temporary Liquidity Guarantee Program" ("TLGP")). MBB has not participated in either facet of the TLGP.

After the passage of the Emergency Economic Stabilization Act of 2008 (the "EESA"), the FDIC also increased deposit insurance for all deposit accounts up to $250,000 per account as of October 3, 2008 and ending December 31, 2009. In May 2009, a law was signed extending the temporary increase through December 31, 2013. Legislation has been introduced that will make this increase permanent. On December 16, 2008, the FDIC Board of Directors determined deposit insurance assessment rates for the first quarter of 2009. Effective April 1, 2009, the FDIC changed the way its assessment system differentiates for risk, making corresponding changes to assessment rates beginning with the second quarter of 2009, and make certain technical and other changes to these rules. The increase in deposit insurance described above, as well as the recent increase and anticipated additional increase in the number of bank failures, is expected to result in an increase in deposit insurance assessments for all banks. The FDIC is required by law to return the insurance reserve ratio to a 1.15 percent ratio no later than the end of 2013. Recent failures caused that ratio to fall to 0.76 percent as of September 30, 2008.

On November 12, 2009, the Board of Directors of the FDIC voted to require insured institutions to prepay slightly over three years of estimated insurance assessments. The pre-payment allows the FDIC to strengthen the cash position of the Deposit Insurance Fund immediately without immediately impacting earnings of the industry. Payment of the prepaid assessment, along with the payment of MBB's regular third quarter assessment, was paid when due on December 30, 2009.

Source of Strength Doctrine. Under Federal Reserve Board policy and regulation, a bank holding company must serve as a source of financial and managerial strength to each of its subsidiary banks and is expected to stand prepared to commit resources to support each of them. Consistent with this policy, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company should generally not maintain a given rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization's capital needs, asset quality, and overall financial condition.

USA Patriot Act of 2001. A major focus of governmental policy applicable to financial institutions in recent years has been the effort to combat money laundering and terrorism financing. The USA Patriot Act of 2001 (the "Patriot Act") was enacted to strengthen the ability of the U.S. law enforcement and intelligence communities to achieve this goal. The Patriot Act requires financial institutions, including our banking subsidiary, to assist in the prevention, detection and prosecution of money laundering and the financing of terrorism. The Patriot Act established standards to be followed by institutions in verifying client identification when accounts are opened and provides rules to promote cooperation among financial institutions, regulators and law enforcement organizations in identifying parties that may be involved in terrorism or money laundering.

Privacy. Title V of the GLB Act is intended to increase the level of privacy protection afforded to customers of financial institutions, including customers of the securities and insurance affiliates of such institutions, partly in recognition of the increased cross-marketing opportunities created by the GLB Act's elimination of many of the boundaries previously separating various segments of the financial services industry. Among other things, these provisions require institutions to have in place administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information, to protect against anticipated threats or hazards to the security or integrity of such records, and to protect against unauthorized access to or use of such records that could result in substantial harm or inconvenience to a customer.

EESA. Turmoil in the nation's financial sector during 2008 resulted in the passage of the EESA and the adoption of several programs by the U.S. Department of the Treasury, as well as several actions by the Federal Reserve Board. One such program under the Treasury Department's Troubled Asset Relief Program ("TARP") was action by Treasury to make significant investments in U.S. financial institutions through the Capital Purchase Program. Our application to provide us with the flexibility to participate in the TARP was approved. However, based upon subsequent evaluation, we declined to participate.

The Federal Reserve has also developed an Asset-Backed Commercial Paper Money Market Fund Liquidity Facility ("AMLF") and the Commercial Paper Funding Facility ("CPFF"). The AMLF provides loans to depository institutions to purchase asset-backed commercial paper from money market mutual funds. The CPFF provides a liquidity backstop to U.S. issuers of commercial paper. These facilities are presently authorized through February 1, 2010. We did not participate in either AMLF or CPFF.

TALF program. In 2009, the Federal Reserve also created the Term Asset-Backed Securities Loan Facility ("TALF") program, the intent of which was to make credit available to consumers and businesses on more favorable terms by facilitating the issuance of asset-backed securities ("ABS") and improving the market conditions for ABS more generally. The TALF program provided ABS investors with financing to support their purchases of certain AAA-rated securities. On February 12, 2010, we issued $80.7 million of term ABS securities through our special purpose subsidiary, Marlin Leasing Receivables XII LLC, and the senior tranche of the offering was rated AAA, thereby making it eligible under the TALF program.

Future Legislation. From time to time, legislation will be introduced in Congress and state legislatures with respect to the regulation of financial institutions. The financial crisis of 2008 and 2009 has resulted in U.S. government and regulatory agencies placing increased focus and scrutiny on the financial services industry. The U.S. government has intervened on an unprecedented scale by temporarily enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances and increasing insurance on bank deposits, among other things.

These programs have subjected financial institutions to additional restrictions, oversight and costs. In addition, new proposals for legislation continue to be introduced in Congress that could further substantially increase

regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates and financial product offerings and disclosures, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot determine the ultimate effect that potential legislation, if enacted, or any regulations issued to implement it, would have on us.

National Monetary Policy. In addition to being affected by general economic conditions, the earnings and growth of MBB are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. Government securities, adjustments of the discount rate, and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments, and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our future business, earnings, and growth cannot be predicted.

Dividends. The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. Additionally, pursuant to its FDIC Order, MBB is not permitted to pay dividends during the first three years of operations without the prior written approval of the FDIC and the State of Utah.

Transfers of Funds and Transactions with Affiliates. Sections 23A and 23B of the Federal Reserve Act and applicable regulations impose restrictions on MBB that limit the transfer of funds by MBB to Marlin and certain of its affiliates, in the form of loans, extensions of credit, investments or purchases of assets. These transfers by MBB to Marlin or any other single affiliate are limited in amount to 10% of MBB's capital and surplus, and transfers to all affiliates are limited in the aggregate to 20% of MBB's capital and surplus. These loans and extensions of credit are also subject to various collateral requirements. Sections 23A and 23B of the Federal Reserve Act and applicable regulations also require generally that MBB's transactions with its affiliates be on terms no less favorable to MBB than comparable transactions with unrelated third parties. MBB completed de novo purchases totaling approximately $48.0 million of eligible leases and loans from Marlin Leasing Corporation during the second quarter of 2008, which completed the anticipated de novo transactions allowed by the Order.

Restrictions on Ownership. Subject to certain exceptions, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the FDIC has been notified 60 days prior to such acquisition and has not objected to the transaction. Under a rebuttable presumption in the Change in Bank Control Act, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. The regulations provide a procedure for challenging this rebuttable control presumption.

We believe that we currently are in compliance with all material statutes and regulations that are applicable to our business.

Competition

We compete with a variety of equipment financing sources that are available to small businesses, including:

- national, regional and local finance companies that provide leases and loan products;
- financing through captive finance and leasing companies affiliated with major equipment manufacturers;
- corporate credit cards; and
- commercial banks, savings and loan associations and credit unions.

Our principal competitors in the highly fragmented and competitive small-ticket equipment leasing market are smaller finance companies and local and regional banks. Other providers of equipment lease financing include Key Corp, De Lage Landen Financial, GE Commercial Equipment Finance and Wells Fargo Bank, National Association. Many of these companies are substantially larger than we are and have significantly greater financial, technical and marketing resources than we do. While these larger competitors provide lease financing to the marketplace, many of them are not our primary competitors given that our average transaction size is relatively small and that our marketing focus is on independent equipment dealers and their end user customers. Nevertheless, there can be no assurances that these providers of equipment lease financing will not increase their focus on our market and begin to compete more directly with us.

Some of our competitors have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are less than the yields we use to price our leases, which might force us to lower our yields or lose lease origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could enable them to establish more origination sources and end user customer relationships and increase their market share. We compete on the quality of service we provide to our origination sources and end user customers. We have and will continue to encounter significant competition.

Employees

As of December 31, 2009, we employed 181 people. None of our employees are covered by a collective bargaining agreement and we have never experienced any work stoppages.

Available Information

We are a Pennsylvania corporation with our principal executive offices located at 300 Fellowship Road, Mount Laurel, NJ 08054. Our telephone number is (888) 479-9111 and our Web site address is www.marlincorp.com. We make available free of charge through the Investor Relations section of our Web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. We include our Web site address in this Annual Report on Form 10-K only as an inactive textual reference and do not intend it to be an active link to our Web site.

Item 1A. ***Risk Factors***

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and other periodic statements we make.

If we cannot obtain external financing, we may be unable to fund our operations. Our business requires a substantial amount of cash to operate. Our cash requirements will increase if our lease originations increase. We historically have obtained a substantial amount of the cash required for operations through a variety of external financing sources, such as borrowings under a revolving bank facility, along with financing of leases through commercial paper ("CP") conduit warehouse facilities, a long-term loan facility and term note securitizations. A failure to renew and increase the funding availability under our existing facilities or to add new funding facilities could affect our ability to fund and originate new leases. An inability to complete term note securitizations or similar funding facilities would also negatively impact our ability to originate and service new leases.

Our ability to complete CP conduit transactions and term note securitizations, as well as our ability to obtain renewals of lenders' commitments and new funding facilities, is affected by a number of factors, including:

- conditions in the securities and asset-backed securities markets;
- conditions in the market for commercial bank liquidity support for CP programs;
- compliance of our leases with the eligibility requirements established in connection with our CP conduit warehouse facility and term note securitizations, including the level of lease delinquencies and defaults; and
- our ability to service the leases.

We are and will continue to be dependent upon the availability of credit from these external financing sources to continue to originate leases and to satisfy our other working capital needs. We may be unable to obtain additional financing on acceptable terms, or at all, as a result of prevailing interest rates or other factors at the time, including the presence of covenants or other restrictions under existing financing arrangements. If any or all of our funding sources become unavailable on acceptable terms or at all, we may not have access to the financing necessary to conduct our business, which would limit our ability to fund our operations. Other than our long-term loan facility which matures on October 9, 2012, we do not have long-term commitments from any of our current funding sources. As a result, we may be unable to continue to access these or other funding sources. (See **Liquidity and Capital Resources** in Item 7). In the event we seek to obtain equity financing, our shareholders may experience dilution as a result of the issuance of additional equity securities. This dilution may be significant depending upon the amount of equity securities that we issue and the prices at which we issue such securities.

Our financing sources impose covenants, restrictions and default provisions on us, which could lead to termination of our financing facilities, acceleration of amounts outstanding under our financing facilities and our removal as servicer. The legal agreements relating to our CP conduit warehouse facility, our long-term loan facility and our term note securitizations contain numerous covenants, restrictions and default provisions relating to, among other things, maximum lease delinquency and default levels, a minimum net worth requirement, an interest coverage test and a maximum debt to equity ratio. In addition, a change in the Chief Executive Officer or Chief Operating Officer is an event of default under the long-term loan facility and CP conduit warehouse facility, unless we hire a replacement acceptable to our lenders within 120 days.

A merger or consolidation with another company in which we are not the surviving entity, likewise, is an event of default under our financing facilities. The Company's long-term loan facility contains an acceleration clause allowing the creditor to accelerate the scheduled maturities of the obligation under certain conditions that may not be objectively determinable (for example, "if a material adverse change occurs"). Further, our long-term loan facility and CP conduit warehouse facility contain cross default provisions whereby certain defaults under one facility would also be an event of default under the other facilities. An event of default under the CP conduit warehouse facility or the long-term loan facility could result in termination of further funds being made available. An event of default under any of our facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or our removal as a servicer of the leases financed by the facility. This would reduce our revenues from servicing and, by delaying any cash payment allowed to us under the financing facilities until the lenders have been paid in full, reduce our liquidity and cash flow.

If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults, which may restrict our ability to obtain additional financing and reduce our earnings. We specialize in leasing equipment to small businesses. Small businesses may be more vulnerable than large businesses to economic downturns, typically depend upon the management talents and efforts of one person or a small group of persons and often need substantial additional capital to expand or compete. Small business leases, therefore, may entail a greater risk of delinquencies and defaults than leases entered into with larger, more creditworthy leasing customers. In addition, there is typically only limited publicly available financial and other information about small businesses and they often do not have audited financial statements. Accordingly, in making credit decisions, our underwriting guidelines rely upon the accuracy of information about these small businesses obtained from the small business owner and/or third-party sources, such as credit reporting agencies. If the information we obtain from small business owners and/or third- party sources is incorrect, our ability to make appropriate credit decisions will be impaired. If we inaccurately assess the creditworthiness of our end user customers, we may experience a higher number of lease defaults and related decreases in our earnings.

Defaulted leases and certain delinquent leases also do not qualify as collateral against which initial advances may be made under our funding facilities, and we cannot include them in our term note securitizations. An increase in delinquencies or lease defaults could reduce the funding available to us under our facilities and could adversely affect our earnings, possibly materially. In addition, increasing rates of delinquencies or charge-offs could result in adverse changes in the structure of our future financing facilities, including increased interest rates payable to investors and the imposition of more burdensome covenants and credit enhancement requirements. Any of these occurrences may cause us to experience reduced earnings.

Deteriorated economic or business conditions may lead to greater than anticipated lease defaults and credit losses, which could limit our ability to obtain additional financing and reduce our operating income. The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months at unprecedented levels. In many cases, these markets have produced downward pressure on stock prices of, and credit availability to, certain companies without regard to those companies' underlying financial strength. Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining U.S. real estate market have contributed to increased volatility and diminished expectations for the economy and the capital and credit markets. These factors, combined with declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and national recession. These events and the continuing market upheavals, may have an adverse effect on us. In the event of extreme and prolonged market events, such as the global credit crisis, we could incur significant losses. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

Our operating income may be reduced by various economic factors and business conditions, including the level of economic activity in the markets in which we operate. Delinquencies and credit losses generally increase during economic slowdowns or recessions. Because we extend credit primarily to small businesses, many of our customers may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled lease payments during these periods. Therefore, to the extent that economic activity or business conditions deteriorate, our delinquencies and credit losses may increase. Unfavorable economic conditions may also make it more difficult for us to maintain both our new lease origination volume and the credit quality of new leases at levels previously attained. Unfavorable economic conditions could also increase our funding costs or operating cost structure, limit our access to the securitization and other capital markets or result in a decision by lenders not to extend credit to us. Any of these events could reduce our operating income.

If losses from leases exceed our allowance for credit losses, our operating income will be reduced or eliminated. In connection with our financing of leases, we record an allowance for credit losses to provide for estimated losses. Our allowance for credit losses is based on, among other things, past collection experience, industry data, lease delinquency data and our assessment of prospective collection risks. Determining the appropriate level of the allowance is an inherently uncertain process and therefore our determination of this allowance may prove to be inadequate to cover losses in connection with our portfolio of leases. Factors that could lead to the inadequacy of our allowance may include our inability to manage collections effectively, unanticipated adverse changes in the economy or discrete events adversely affecting specific leasing customers, industries or geographic areas. Losses in excess of our allowance for credit losses would cause us to increase our provision for credit losses, reducing or eliminating our operating income.

If we are unable to effectively execute our business strategy, we may suffer material operating losses. Our financial position, liquidity, and results of operations depend on management's ability to execute our business strategy and navigate through the ongoing challenging economic environment. Key factors involved in the execution of this strategy include achieving the desired volume of leases of suitable yield and credit quality, effectively managing those leases and obtaining appropriate funding. Accomplishing such a result on a cost-effective basis is largely a function of our marketing capabilities, our management of the leasing process, our credit underwriting guidelines, our ability to provide competent, attentive and efficient servicing to our end user customers, our ability to execute effective credit risk management and collection techniques, our access to financing sources on acceptable terms and our ability to attract and retain high quality employees in all areas of our business. Failure to manage effectively these and other factors related to our business strategy and our overall operations may cause us to suffer material operating losses.

If we cannot effectively compete within the equipment leasing industry, we may be unable to increase our revenues or maintain our current levels of operations. The business of small-ticket equipment leasing is highly fragmented and competitive. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. A lower cost of funds could enable a competitor to offer leases with yields that are lower than those we use to price our leases, potentially forcing us to decrease our yields or lose origination volume. In addition, certain of our competitors may have higher risk tolerances or different risk assessments, which could allow them to establish more origination source and end user customer relationships

and increase their market share. There are few barriers to entry with respect to our business and, therefore, new competitors could enter the business of small-ticket equipment leasing at any time. The companies that typically provide financing for large-ticket or middle-market transactions could begin competing with us on small-ticket equipment leases. If this occurs, or we are unable to compete effectively with our competitors, we may be unable to sustain our operations at their current levels or generate revenue growth.

If we cannot maintain our relationships with origination sources, our ability to generate lease transactions and related revenues may be significantly impeded. We have formed relationships with thousands of origination sources, comprised primarily of independent equipment dealers. We rely on these relationships to generate lease applications and originations. Most of these relationships are not formalized in written agreements and those that are formalized by written agreements are typically terminable at will. Our typical relationship does not commit the origination source to provide a minimum number of lease transactions to us nor does it require the origination source to direct all of its lease transactions to us. The decision by a significant number of our origination sources to refer their leasing transactions to another company could impede our ability to generate lease transactions and related revenues.

If interest rates change significantly, we may be subject to higher interest costs on future term note securitizations and we may be unable to hedge our variable-rate borrowings effectively, which may cause us to suffer material losses. Because our strategy is to fund our leases through bank deposits, a long-term loan facility and term note securitizations, our margins could be reduced by an increase in interest rates. Each of our leases is structured so that the sum of all scheduled lease payments will equal the cost of the equipment to us, less the residual, plus a return on the amount of our investment. This return is known as the yield. The yield on our leases is fixed because the scheduled payments are fixed at the time of lease origination. When we originate or acquire leases, we base our pricing in part on the spread we expect to achieve between the yield on each lease and the effective interest rate we expect to pay when we finance the lease. To the extent that a lease is financed with variable-rate funding, increases in interest rates during the term of a lease could narrow or eliminate the spread, or result in a negative spread. A negative spread is an interest cost greater than the yield on the lease. Certain of our funding facilities have variable rates based on the London Interbank Offered Rate ("LIBOR"), prime rate or commercial paper interest rates. As a result, because our assets have a fixed interest rate, increases in LIBOR, prime rate or commercial paper interest rates would negatively impact our earnings. If interest rates increase faster than we are able to adjust the pricing under our new leases, our net interest margin would be reduced. As required under our financing facility agreement, we enter into interest-rate cap agreements to hedge against the risk of interest rate increases in our CP conduit warehouse facility. If our hedging strategies are imperfectly implemented or if a counterparty defaults on a hedging agreement, we could suffer losses relating to our hedging activities. In addition, with respect to our fixed-rate borrowings, such as our term note securitizations, increases in interest rates could have the effect of increasing our borrowing costs on future term note transactions.

Further increase in the FDIC deposit insurance premium may have a significant financial impact on us. The FDIC insures deposits at FDIC insured financial institutions up to certain limits. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund. Recent difficult economic conditions have increased actual bank failures and expectations for future bank failures. In the event of a bank failure, the FDIC takes control of a failed bank and ensures payment of deposits up to insured limits (which have recently been increased) using the resources of the Deposit Insurance Fund. The FDIC is required by law to maintain adequate funding of the Deposit Insurance Fund, and the FDIC may increase premium assessments to maintain such funding.

On February 27, 2009, the FDIC determined that it would assess higher rates for institutions that relied significantly on secured liabilities or on brokered deposits but, for well-managed and well-capitalized banks, only when accompanied by rapid asset growth. On May 22, 2009, the FDIC adopted a final rule imposing a 5 basis-point special assessment on each insured depository institution's assets minus Tier 1 capital as of June 30, 2009. On November 12, 2009, the FDIC adopted a final rule imposing a 13-quarter prepayment of FDIC premiums due on December 30, 2009. Although we paid the prepayment when due on December 30, 2009, the FDIC may further increase our premiums or impose additional assessments or prepayment requirements on us in the future.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations. In addition to being affected by general economic conditions, our earnings

and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. Government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of bank holding companies in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

The departure of any of our key management personnel or our inability to hire suitable replacements for our management may result in defaults under our financing facilities, which could restrict our ability to access funding and operate our business effectively. Our future success depends to a significant extent on the continued service of our senior management team. A change in the Chief Executive Officer or Chief Operating Officer is an event of default under our long-term loan facility and CP conduit warehouse facility, unless we hire a replacement acceptable to our lenders within 120 days.

The termination or interruption of, or a decrease in volume under, our property insurance program would cause us to experience lower revenues and may result in a significant reduction in our net income. Our end user customers are required to obtain all-risk property insurance for the replacement value of the leased equipment. The end user customer has the option of either delivering a certificate of insurance listing us as loss payee under a commercial property policy issued by a third-party insurer or satisfying their insurance obligation through our insurance program. Under our program, the end user customer purchases coverage under a master property insurance policy written by a national third-party insurer (our "primary insurer") with whom our captive insurance subsidiary, AssuranceOne, Ltd., has entered into a 100% reinsurance arrangement. Termination or interruption of our program could occur for a variety of reasons, including: 1) adverse changes in laws or regulations affecting our primary insurer or AssuranceOne, Ltd.; 2) a change in the financial condition or financial strength ratings of our primary insurer or AssuranceOne, Ltd.; 3) negative developments in the loss reserves or future loss experience of AssuranceOne, Ltd., which render it uneconomical for us to continue the program; 4) termination or expiration of the reinsurance agreement with our primary insurer, coupled with an inability by us to identify quickly and negotiate an acceptable arrangement with a replacement carrier; 5) competitive factors in the property insurance market; or 6) failure of the Company to become a financial holding company within two years of its approval as a bank holding company, thereby requiring the Company to terminate its insurance operations given they are impermissible activities under the Bank Holding Company Act. If there is a termination or interruption of this program or if fewer end user customers elected to satisfy their insurance obligations through our program, we would experience lower revenues and our net income may be reduced.

Regulatory and legal uncertainties could result in significant financial losses and may require us to alter our business strategy and operations. Laws or regulations may be adopted with respect to our equipment leases, the equipment leasing, telemarketing and collection processes or the banking industry. Any new legislation or regulation, or changes in the interpretation of existing laws, that affect the equipment leasing industry or the banking industry could increase our costs of compliance or require us to alter our business strategy.

We, like other finance companies, face the risk of litigation, including class action litigation, and regulatory investigations and actions in connection with our business activities. These matters may be difficult to assess or quantify, and their magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action against us could cause us to suffer significant costs and expenses, and could require us to alter our business strategy and the manner in which we operate our business.

Government regulation significantly affects our business. The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. As of January 13, 2009, as a bank holding company, we are subject to regulation by the Federal Reserve Board and subject to the Bank Holding Company Act. Our bank subsidiary, MBB, is also subject to regulation by the Federal Reserve Board and is subject to regulation by the State of Utah. These regulations affect lending practices, capital structure, investment practices, dividend policy, and growth. The financial crisis of 2008

and 2009 has resulted in U.S. government and regulatory agencies placing increased focus and scrutiny on the financial services industry. The U.S. government has intervened on an unprecedented scale by temporarily enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances and increasing insurance on bank deposits, among other things.

These programs have subjected financial institutions to additional restrictions, oversight and costs. In addition, new proposals for legislation continue to be introduced in Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of compensation, interest rates and financial product offerings and disclosures, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Such proposed changes in laws, regulations, and regulatory practices affecting the banking industry may limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to make loans and leases, and may also result in the imposition of additional costs on us.

Failure to realize the projected value of residual interests in equipment we finance would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income. We estimate the residual value of the equipment which is recorded as an asset on our balance sheet. Realization of residual values depends on numerous factors including: the general market conditions at the time of expiration of the lease; the cost of comparable new equipment; the obsolescence of the leased equipment; any unusual or excessive wear and tear on or damage to the equipment; the effect of any additional or amended government regulations; and the foreclosure by a secured party of our interest in a defaulted lease. Our failure to realize our recorded residual values would reduce the residual value of equipment recorded as assets on our balance sheet and may reduce our operating income.

If we experience significant telecommunications or technology downtime, our operations would be disrupted and our ability to generate operating income could be negatively impacted. Our business depends in large part on our telecommunications and information management systems. The temporary or permanent loss of our computer systems, telecommunications equipment or software systems, through casualty or operating malfunction, could disrupt our operations and negatively impact our ability to service our customers and lead to significant declines in our operating income.

Our quarterly operating results may fluctuate significantly. Our operating results may differ from quarter to quarter, and these differences may be significant. Factors that may cause these differences include: changes in the volume of lease applications, approvals and originations; changes in interest rates; the timing of term note securitizations; the availability and cost of capital and funding; the degree of competition we face; the levels of charge-offs we incur; general economic conditions and other factors. In addition, by discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, is recognized immediately in the Consolidated Statements of Operations. This change creates volatility in our results of operations, as the market value of our derivatives may change over time, and this volatility may adversely impact our results of operations and financial condition. These changes in value are based on the values of the derivative contracts as of the dates reported in a volatile market that changes daily, and will not necessarily reflect the value at settlement. The results of any one quarter may not indicate what our performance may be in the future.

Our common stock price is volatile. The trading price of our common stock may fluctuate substantially depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of financial services companies;
- actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of market analysts;

- investor perceptions of the equipment leasing industry in general and our company in particular;
- the operating and stock performance of comparable companies;
- legislative and regulatory changes with respect to the financial industry;
- general economic conditions and trends;
- major catastrophic events;
- loss of external funding sources;
- sales of large blocks of our stock or sales by insiders; or
- departures of key personnel.

It is possible that in some future quarter our operating results may be below the expectations of financial market analysts and investors and, as a result of these and other factors, the price of our common stock may decline.

Future sales of our common stock by a certain large shareholder could adversely affect the market price of our common stock. A substantial number of shares of our common stock could be sold into the public market pursuant to a shelf registration statement on Form S-3 (No. 333-128329) that became effective on December 19, 2005. As of February 1, 2010, this large shareholder owned 2,309,934 shares of our common stock. The sale of all or a portion of these shares into the public market, or the perception that such a sale could occur, could adversely affect the market price of our common stock.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult. We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our amended and restated articles of incorporation and our bylaws contain certain other provisions that would make it more difficult for a third party to acquire control of us, including a provision that our board of directors may issue preferred stock without shareholder approval.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

At December 31, 2009, we operated from four leased facilities including our executive office facility, a Philadelphia office facility, one branch office and the headquarters of MBB. Our Mount Laurel, New Jersey executive offices are housed in a leased facility of approximately 50,000 square feet under a lease that expires in May 2013. We also lease 3,524 square feet of office space in Philadelphia, Pennsylvania, where we perform our lease recording and acceptance functions. Our Philadelphia lease expires in July 2013. In addition, we have a regional office in Johns Creek, Georgia (a suburb of Atlanta). Our Georgia office is 5,822 square feet and the lease expires in July 2013. The headquarters of MBB in Salt Lake City is 5,764 square feet and the lease expires in October 2010. We believe our leased facilities are adequate for our current needs and sufficient to support our current operations and anticipated future requirements.

Item 3. *Legal Proceedings*

We are party to various legal proceedings, which include claims and litigation arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on our business, financial condition or results of operations or cash flows.

Item 4. ***Reserved***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Marlin Business Services Corp. completed its initial public offering of common stock and became a publicly traded company on November 12, 2003. The Company's common stock trades on the NASDAQ Global Select Market under the symbol "MRLN." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Select Market.

	2009		2008	
	High	Low	High	Low
First Quarter	$4.66	$2.52	$11.57	$7.55
Second Quarter	$5.60	$3.14	$ 8.01	$6.02
Third Quarter	$8.64	$4.94	$ 9.19	$6.12
Fourth Quarter	$8.11	$6.71	$ 8.75	$1.36

Dividend Policy

We have not paid or declared any cash dividends on our common stock. The payment of cash dividends, if any, will depend upon our earnings, financial condition, capital requirements, cash flow and long-range plans and such other factors as our Board of Directors may deem relevant.

The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. For state-chartered banks which are members of the Federal Reserve System, the approval of the Federal Reserve Board is required for the payment of dividends by the bank subsidiary in any calendar year if the total of all dividends declared by the bank in that calendar year, including the proposed dividend, exceeds the current year's net income combined with the retained net income for the two preceding calendar years. "Retained net income" for any period means the net income for that period less any common or preferred stock dividends declared in that period. Moreover, no dividends may be paid by such bank in excess of its undivided profits account.

Number of Record Holders

There were 285 holders of record of our common stock at February 25, 2010. We believe that the number of beneficial owners is greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in "street name."

Information on Stock Repurchases

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under this program, Marlin is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

There were no shares of common stock repurchased by the Company pursuant to its stock repurchase plan during the fourth quarter of 2009. As of December 31, 2009, the maximum approximate dollar value of shares that may yet be purchased under the stock repurchase plan is $10.7 million.

In addition to the stock repurchase plan disclosed above, pursuant to the Company's 2003 Equity Compensation Plan (as amended, the "2003 Plan"), participants in the 2003 Plan may have shares withheld to cover income

taxes. There were no such shares repurchased to cover participants' income tax withholding pursuant to the 2003 Plan during the fourth quarter of 2009.

At the October 28, 2009 annual stockholders' meeting, the shareholders voted to approve an amendment to the 2003 Plan to allow a one-time stock option exchange program for the Company's employees, to commence within six months following the annual meeting. If implemented, the exchange program would allow us to cancel certain underwater stock options currently held by our employees in exchange for the grant of a lesser amount of stock options with lower exercise prices and a new vesting schedule and term. Each replacement option will have an exercise price per share equal to the closing price of our common stock on the date of grant, and will have a new seven-year term.

Exchange ratios will be designed to result in a fair value, for accounting purposes, of the replacement options that will be approximately equal to the fair value of the eligible options that are surrendered in the exchange (based on valuation assumptions made when the offer to exchange commences). Therefore, we do not expect to recognize significant incremental compensation expense as a result of the exchange program.

Sale of Unregistered Securities

On February 12, 2010, we issued $80.7 million of term asset-backed debt securities through our special purpose subsidiary, Marlin Leasing Receivables XII LLC, with the senior tranche of the offering being eligible under the TALF program established by the Federal Reserve. This issuance was done in reliance on the exemption from registration provide by Rule 144A of the Securities Act of 1933. J.P. Morgan Securities, Inc., served as the initial purchaser and placement agent for the issuance, and the aggregate initial purchaser's discounts and commissions paid were approximately $532,000.

On October 24, 2007, we issued $440.5 million of asset-backed debt securities through our special purpose subsidiary, Marlin Leasing Receivables XI LLC. The issuance was done in reliance on the exemption from registration provided by Rule 144A of the Securities Act of 1933. J.P. Morgan Securities, Inc. served as the initial purchaser and placement agent for the issuance, and the aggregate initial purchaser's discounts and commissions paid was approximately $1.3 million.

Shareholder Return Performance Graph

The following graph compares the dollar change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the Russell 2000 Index and the SNL Specialty Lender Index for the period commencing on December 31, 2004 and ending on December 31, 2009. The graph shows the cumulative investment return to shareholders based on the assumption that a $100 investment was made on December 31, 2004 in each of the following: the Company's common stock, the Russell 2000 Index and the SNL Specialty Lender Index. We computed returns assuming the reinvestment of all dividends. The shareholder return shown on the following graph is not indicative of future performance.

Total Return Performance



Index	Period Ending					
	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Marlin Business Services Corp.	100.00	125.74	126.47	63.47	13.74	41.74
Russell 2000	100.00	104.55	123.76	121.82	80.66	102.58
SNL Specialty Lender	100.00	93.02	105.35	69.03	19.25	31.59

Item 6. ***Selected Financial Data***

The following selected financial data as of and for each of the five years ended December 31, 2009 has been derived from the consolidated financial statements. The selected financial data should be read together with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per- share data)				
Statement of Operations Data:					
Interest and fee income	$ 83,444	$ 107,453	$ 110,532	$ 97,429	$ 85,147
Interest expense	27,338	36,880	35,322	26,562	20,835
Net interest and fee income	56,106	70,573	75,210	70,867	64,312
Provision for credit losses	27,189	31,494	17,221	9,934	10,886
Net interest and fee income after provision for credit losses	28,917	39,079	57,989	60,933	53,426
Loss on derivatives	(1,959)	(16,039)	—	—	—
Insurance and other income	6,855	8,144	7,902	5,501	4,682
Other expense:					
Salaries and benefits	19,071	22,916	21,329	22,468	18,173
General and administrative	12,854	15,241	13,633	11,957	11,908
Financing related costs	505	1,418	1,045	1,324	1,554
Other expense	32,430	39,575	36,007	35,749	31,635
Income (loss) before income taxes	1,383	(8,391)	29,884	30,685	26,473
Income tax expense (benefit)	347	(3,161)	11,884	12,367	10,454
Net income (loss)	$ 1,036	$ (5,230)	$ 18,000	$ 18,318	$ 16,019
Basic earnings (loss) per share	$ 0.08	$ (0.44)	$ 1.47	$ 1.53	$ 1.37
Shares used in computing basic earnings (loss) per share	12,549,167	11,874,647	12,237,263	11,939,742	11,671,010
Diluted earnings (loss) per share	$ 0.08	$ (0.44)	$ 1.45	$ 1.50	$ 1.33
Shares used in computing diluted earnings (loss) per share	12,579,806	11,874,647	12,399,786	12,206,095	12,047,561

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Operating Data:					
Total number of finance receivables originated	9,763	24,869	33,141	34,214	32,754
Total finance receivables originated	$ 88,935	$256,554	$390,766	$388,661	$318,413
Average total finance receivables[1]	$558,311	$715,649	$721,900	$611,348	$523,948
Weighted average interest rate (implicit) on new finance receivables originated[2]	15.09%	13.67%	12.93%	12.72%	12.75%
Interest income as a percent of average total finance receivables[1]	11.83%	12.03%	12.43%	12.61%	12.82%
Interest expense as percent of average interest-bearing liabilities	5.40%	5.62%	5.23%	4.78%	4.24%
Portfolio Asset Quality Data:					
Total finance receivables, end of period[1]	$450,595	$664,902	$749,712	$679,729	$562,110
Delinquencies greater than 60 days past due[3]	1.67%	1.59%	0.95%	0.71%	0.61%
Allowance for credit losses	$ 12,193	$ 15,283	$ 10,988	$ 8,201	$ 7,813
Allowance for credit losses to total finance receivables, end of period[1]	2.71%	2.30%	1.47%	1.21%	1.39%
Charge-offs, net	$ 30,279	$ 27,199	$ 14,434	$ 9,546	$ 9,135
Ratio of net charge-offs to average total finance receivables[1]	5.42%	3.80%	2.00%	1.56%	1.74%
Operating Ratios:					
Efficiency ratio[4]	50.71%	48.47%	42.07%	45.08%	43.60%
Return on average total assets	0.15%	(0.62)%	2.09%	2.50%	2.53%
Return on average stockholders' equity	0.70%	(3.48)%	12.37%	14.73%	15.74%
Balance Sheet Data:					
Cash and cash equivalents	$ 37,057	$ 40,270	$ 38,708	$ 29,762	$ 35,256
Restricted interest-earning deposits with banks	$ 63,400	$ 66,212	$141,070	$ 57,705	$ 47,786
Net investment in leases and loans	$448,610	$669,109	$764,553	$693,003	$572,199
Total assets	$565,803	$794,431	$958,269	$794,544	$670,607
Short-term borrowings	$ 62,541	$101,923	$ —	$ —	$ —
Long-term borrowings	$244,445	$441,385	$773,085	$616,322	$516,849
Deposits	$ 80,288	$ 63,385	$ —	$ —	$ —
Total liabilities	$417,565	$647,806	$808,955	$660,800	$558,227
Total stockholders' equity	$148,238	$146,625	$149,314	$133,744	$112,380

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For purposes of asset quality and allowance calculations the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred, are excluded from total finance receivables.

(2) Excludes initial direct costs and fees deferred.

(3) Calculated as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans and factoring receivables.

(4) Salaries, benefits, general and administrative expense divided by net interest and fee income, insurance and other income.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

FORWARD-LOOKING STATEMENTS

Certain statements in this document may include the words or phrases "can be," "expects," "plans," "may," "may affect," "may depend," "believe," "estimate," "intend," "could," "should," "would," "if" and similar words and phrases that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Company cautions that any forward-looking information provided by or on its behalf is not a guarantee of future performance. Statements regarding the following subjects are forward-looking by their nature: (a) our business strategy; (b) our projected operating results; (c) our ability to obtain external financing; (d) the effectiveness of our hedges; (e) our understanding of our competition; and (f) industry and market trends. The Company's actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Company's control, including, without limitation:

- availability, terms and deployment of funding and capital;
- general volatility of the securitization and capital markets;
- changes in our industry, interest rates or the general economy resulting in changes in our business strategy;
- the degree and nature of our competition;
- availability and retention of qualified personnel; and
- the factors set forth in the section captioned "Risk Factors" in Item 1A of this Form 10-K.

Forward-looking statements apply only as of the date made and the Company is not required to update forward-looking statements for subsequent or unanticipated events or circumstances.

Overview

We are a nationwide provider of equipment financing and working capital solutions primarily to small businesses. We finance over 100 categories of commercial equipment important to our end user customers, including copiers, certain commercial and industrial equipment, security systems, computers, and telecommunications equipment. We access our end user customers through origination sources comprised of our existing network of independent equipment dealers and, to a much lesser extent, through relationships with lease brokers and through direct solicitation of our end user customers. Our leases are fixed-rate transactions with terms generally ranging from 36 to 60 months. At December 31, 2009, our lease portfolio consisted of approximately 87,000 active equipment leases with an average original term of 50 months, and an average original transaction size of approximately $11,300.

Since our founding in 1997, we have grown to $565.8 million in total assets at December 31, 2009. Our assets are substantially comprised of our net investment in leases and loans which totaled $448.6 million at December 31, 2009.

Personnel costs represent our most significant overhead expense and we actively manage our staffing levels to the requirements of our lease portfolio. As a financial services company, we were impacted by the challenging economic environment in 2008 and 2009. In response to this, on May 13, 2008, we reduced our staffing by approximately 14.7%. This action was part of an overall effort to reduce operating costs in light of our decision to moderate growth in fiscal 2008. Approximately 51 employees were affected as a result of the staff reduction. On May 13, 2008, we notified the affected employees. We incurred pretax costs in the three months ended June 30, 2008 of approximately $501,000 related to this action, almost all of which was related to severance costs. The total annualized pretax cost savings resulting from this reduction is estimated to be approximately $2.6 million.

We continued to be impacted by the challenging economic conditions in 2009. As a result, we proactively lowered expenses in the first quarter of 2009, including reducing our workforce by 17% and closing our two

smallest satellite sales offices in Chicago and Utah. A total of 49 employees company-wide were affected as a result of the staff reductions in the first quarter of 2009. We incurred pretax severance costs in the three months ended March 31, 2009 of approximately $500,000 related to the staff reductions. The total annualized pretax salary cost savings resulting from this reduction is estimated to be approximately $2.3 million.

During the second quarter of 2009, we announced a further workforce reduction of 24%, or 55 employees company-wide, including the closure of our Denver satellite office. We incurred pretax severance costs in the three months ended June 30, 2009 of approximately $700,000 related to these staff reductions. The total annualized pretax salary cost savings resulting from this reduction is estimated to be approximately $2.9 million. Although we believe that our estimates are appropriate and reasonable based on available information, actual results could differ from these estimates.

Our revenue consists of interest and fees from our leases and loans and, to a lesser extent, income from our property insurance program and other fee income. Our expenses consist of interest expense and operating expenses, which include salaries and benefits and other general and administrative expense. As a credit lender, our earnings are also significantly impacted by credit losses. For the year ended December 31, 2009, our net credit losses were 5.42% of our average total finance receivables. We establish reserves for credit losses which require us to estimate inherent losses in our portfolio.

Our leases are classified under generally accepted accounting principles in the United States of America ("U.S. GAAP") as direct financing leases, and we recognize interest income over the term of the lease. Direct financing leases transfer substantially all of the benefits and risks of ownership to the equipment lessee. Our net investment in direct finance leases is included in our consolidated financial statements in "net investment in leases and loans." Net investment in direct financing leases consists of the sum of total minimum lease payments receivable and the estimated residual value of leased equipment, less unearned lease income. Unearned lease income consists of the excess of the total future minimum lease payments receivable plus the estimated residual value expected to be realized at the end of the lease term plus deferred net initial direct costs and fees less the cost of the related equipment. Approximately 71% of our lease portfolio at December 31, 2009 amortizes over the term to a $1 residual value. For the remainder of the portfolio, we must estimate end of term residual values for the leased assets. Failure to correctly estimate residual values could result in losses being realized on the disposition of the equipment at the end of the lease term.

Since our founding, we have funded our business through a combination of variable-rate borrowings and fixed-rate asset securitization transactions, as well as through the issuance from time to time of subordinated debt and equity. Our variable-rate borrowing currently consists of a long-term loan facility and a commercial paper ("CP") conduit warehouse facility which is being amortized. There is no available borrowing capacity in the facility. We have traditionally issued fixed-rate term debt through the asset-backed securitization market. Historically, leases have been funded through variable-rate borrowings until they were refinanced through the term note securitization at fixed rates. All of our term note securitizations have been accounted for as on-balance sheet transactions and, therefore, we have not recognized gains or losses from these transactions. As of December 31 2009, $226.7 million, or 73.8%, of our $307.0 million in total borrowings were fixed-rate term note securitizations.

In addition, since its opening on March 12, 2008, MBB provides diversification of the Company's funding sources through the issuance of FDIC-insured certificates of deposit raised nationally primarily through various brokered deposit relationships and FDIC-insured retail deposits directly from other financial institutions. As of December 31, 2009, total deposits were $80.3 million.

Since we initially finance our fixed-rate leases with variable-rate financing, our earnings are exposed to interest-rate risk should interest rates rise before we complete our fixed-rate term note securitizations. We generally benefit in times of falling and low interest rates. We are also dependent upon obtaining future financing to refinance our warehouse line of credit in order to grow our lease portfolio. We have historically completed a fixed-rate term note securitization approximately once a year. Due to the impact on interest rates from unfavorable market conditions and the available capacity in our warehouse facilities at the time, the Company elected not to complete fixed-rate term note securitizations in 2008 or 2009. Failure to obtain such financing, or other alternate financing, represents a restriction on our growth and future financial performance.

On February 12, 2010, we completed an $80.7 million TALF eligible term asset-backed securitization. This transaction was Marlin's tenth term note securitization and the fifth to earn a AAA rating. As with all of the Company's prior term note securitizations, this financing provides the Company with fixed-cost borrowing and will be recorded in long-term borrowings in the Consolidated Balance Sheets. A portion of the proceeds of the new securitization was used to repay the full amount outstanding under the CP conduit warehouse facility.

We use derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. Accounting for the changes in fair value of derivatives depends on whether the derivative has been designated and qualifies for hedge accounting treatment pursuant to the Derivatives and Hedging Topic of the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC"). While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting.

On March 20, 2007, the FDIC approved the application of our wholly-owned subsidiary, Marlin Business Bank ("MBB"), to become an industrial bank chartered by the State of Utah. MBB commenced operations effective March 12, 2008. MBB provides diversification of the Company's funding sources and, over time, may add other product offerings to better serve our customer base.

On December 31, 2008, MBB received approval from the Federal Reserve Bank of San Francisco ("FRB") to (i) convert from an industrial bank to a state-chartered commercial bank and (ii) become a member of the Federal Reserve System. In addition, on December 31, 2008, Marlin Business Services Corp. received approval to become a bank holding company upon conversion of MBB from an industrial bank to a commercial bank.

On January 13, 2009, MBB converted from an industrial bank to a commercial bank chartered and supervised by the State of Utah and the Federal Reserve Board. In connection with the conversion of MBB to a commercial bank, Marlin Business Services Corp. became a bank holding company on January 13, 2009. In connection with this approval, the Federal Reserve Board required the Company to identify any of its activities or investments that were impermissible under the Bank Holding Company Act. Such activities or investments must be terminated or conform to the Bank Holding Company Act within two years of the approval (unless additional time is granted by the Federal Reserve Board). (See **Supervision and Regulation** in Item 1). The Company's reinsurance activities conducted through its wholly-owned subsidiary, AssuranceOne, Ltd., are impermissible under the Bank Holding Company Act. However, such activities would be permissible if the Company was a financial holding company, and the Company intends to seek certification from the Federal Reserve Board to become a financial holding company within two years from its approval on January 13, 2009 to become a bank holding company. The Bank Holding Company Act requires prior approval of an acquisition of all or substantially all of the assets of a bank or of ownership or control of voting shares of any bank if the share acquisition would give us more than 5% of the voting shares of any bank or bank holding company.

Reorganization and Initial Public Offering

Marlin Leasing Corporation was incorporated in the state of Delaware on June 16, 1997. On August 5, 2003, we incorporated Marlin Business Services Corp. in Pennsylvania. On November 11, 2003, we reorganized our operations into a holding company structure by merging Marlin Leasing Corporation with a wholly-owned subsidiary of Marlin Business Services Corp. As a result, all former shareholders of Marlin Leasing Corporation became shareholders of Marlin Business Services Corp. After the reorganization, Marlin Leasing Corporation remains in existence as our primary operating subsidiary.

In November 2003, 5,060,000 shares of our common stock were issued in connection with our IPO. Of these shares, a total of 3,581,255 shares were sold by the company and 1,478,745 shares were sold by selling shareholders. The initial public offering price was $14.00 per share resulting in net proceeds to us, after payment of underwriting discounts and commissions but before other offering costs, of approximately $46.6 million. We did not receive any proceeds from the shares sold by the selling shareholders.

On January 13, 2009, in connection with the conversion of MBB to a commercial bank, Marlin Business Services Corp. became a bank holding company and thus became subject to regulation by the Federal Reserve Board as of that date.

Stock Repurchase Plan

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under this program, Marlin is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

Marlin purchased 88,894 shares of its common stock for $347,000 during the year ended December 31, 2009. At December 31, 2009, Marlin had $10.7 million remaining in its stock repurchase plan authorized by the Board.

In addition to the repurchases described above, pursuant to the Company's 2003 Equity Compensation Plan (as amended, the "2003 Plan"), participants in the 2003 Plan may have shares withheld to cover income taxes. There were 13,720 such shares repurchased to cover participants' income tax withholding pursuant to the 2003 Plan during the year ended December 31, 2009, at an average cost of $3.89. There were 2,444 such shares repurchased pursuant to the 2003 Plan during the year ended December 31, 2008, at an average cost of $6.78.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. On an ongoing basis, we evaluate our estimates, including credit losses, residuals, initial direct costs and fees, other fees, performance assumptions for stock-based compensation awards, the probability of forecasted transactions, the fair value of financial instruments and the realization of deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties. Our consolidated financial statements are based on the selection and application of critical accounting policies, the most significant of which are described below.

Income recognition. Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease or loan is 90 days or more delinquent, the contract is classified as being on non-accrual and we do not recognize interest income on that contract until it is less than 90 days delinquent.

Fee income consists of fees for delinquent lease and loan payments, cash collected on early termination of leases and net residual income. Net residual income includes income from lease renewals and gains and losses on the realization of residual values of leased equipment disposed at the end of term.

At the end of the original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.

When the lessee elects to return the equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to an independent third party, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring the equipment to other assets, and any gain or loss realized on the sale or disposal of equipment to the lessee or to others is included in fee income as net residual

income. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. At a minimum of every quarter, an analysis of anticipated collection rates is performed based on updates to collection experience. Adjustments in assumptions are made as needed based on this analysis. Other fees are recognized when received.

Insurance income is recognized on an accrual basis as earned over the term of the lease. Payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income.

Initial direct costs and fees. We defer initial direct costs incurred and fees received to originate our leases and loans in accordance with the Receivables Topic and the Nonrefundable Fees and Other Costs Subtopic of the FASB ASC. The initial direct costs and fees we defer are part of the net investment in leases and loans and are amortized to interest income using the effective interest method. We defer third-party commission costs as well as certain internal costs directly related to the origination activity. Costs subject to deferral include evaluating the prospective customer's financial condition, evaluating and recording guarantees and other security arrangements, negotiating terms, preparing and processing documents and closing the transaction. Estimates of costs subject to deferral are updated periodically, and no less frequently than each year. The fees we defer are documentation fees collected at inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease and loan portfolios.

Lease residual values. A direct financing lease is recorded at the aggregate future minimum lease payments plus the estimated residual values less unearned income. Residual values reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. These estimates are based on industry data and on our experience. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Allowance for credit losses. In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. We evaluate our portfolios on a pooled basis, due to their composition of small balance, homogenous accounts with similar general credit risk characteristics, diversified among a large cross section of variables including industry, geography, equipment type, obligor and vendor. To project probable net credit losses, we perform a migration analysis of delinquent and current accounts based on historic loss experience. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. In addition to the migration analysis, we also consider other factors including recent trends in delinquencies and charge-offs; accounts filing for bankruptcy; account modifications; recovered amounts; forecasting uncertainties; the composition of our lease and loan portfolios; economic conditions; and seasonality. The various factors used in the analysis are reviewed on a periodic basis. We then establish an allowance for credit losses for the projected probable net credit losses based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolios, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the degree we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we record expense to increase the allowance for credit losses for the estimated net losses inherent in our portfolios. Actual losses may vary from current estimates.

Securitizations. From inception to December 31, 2009, we have completed nine term note securitizations of which six have been repaid. In connection with each transaction, we established a bankruptcy remote special-purpose subsidiary and issued term debt to institutional investors. Under the Transfers and Servicing Topic of the FASB ASC, our securitizations do not qualify for sales accounting treatment due to certain call provisions that we

maintain as well as the fact that the special purpose entities used in connection with the securitizations also hold the residual assets. Accordingly, assets and related debt of the special purpose entities are included in the accompanying Consolidated Balance Sheets. Our leases and restricted interest-earning deposits with banks are assigned as collateral for these borrowings and there is no further recourse to our general credit. Collateral in excess of these borrowings represents our maximum loss exposure.

Derivatives. The Derivatives and Hedging Topic of the FASB ASC requires recognition of all derivatives at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment pursuant to the accounting standard.

Prior to July 1, 2008, the Company entered into derivative contracts which were accounted for as cash flow hedges under hedge accounting as prescribed by U.S. GAAP. Under hedge accounting, the effective portion of the gain or loss on a derivative designated as a cash flow hedge was reported net of tax effects in accumulated other comprehensive income on the Consolidated Balance Sheets, until the pricing of the related term securitization. The derivative gain or loss recognized in accumulated other comprehensive income was then reclassified into earnings as an adjustment to interest expense over the terms of the related borrowings.

While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting. By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, is recognized immediately in loss on derivatives. This change creates volatility in our results of operations, as the fair value of our derivative financial instruments changes over time, and this volatility may adversely impact our results of operations and financial condition.

For the forecasted transactions that are probable of occurring, the derivative gain or loss in accumulated other comprehensive income as of June 30, 2008 will be reclassified into earnings as an adjustment to interest expense over the terms of the related forecasted borrowings, consistent with hedge accounting treatment. In the event that the related forecasted borrowing is no longer probable of occurring, the related gain or loss in accumulated other comprehensive income is recognized in earnings immediately.

The Fair Value Measurements and Disclosures Topic of the FASB ASC establishes a framework for measuring fair value under U.S. GAAP and requires certain disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability at the measurement date (exit price). Because the Company's derivatives are not listed on an exchange, the Company values these instruments using a valuation model with pricing inputs that are observable in the market or that can be derived principally from or corroborated by observable market data.

Stock-based Compensation. We issue both restricted shares and stock options to certain employees and directors as part of our overall compensation strategy. The Compensation — Stock Compensation Topic of the FASB ASC establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans.

Stock-based compensation cost is measured at grant date, based on the fair value of the awards ultimately expected to vest. Compensation cost is recognized on a straight-line basis over the service period. We use the Black-Scholes valuation model to measure the fair value of our stock options utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility, and dividend yield. The assumptions are based on subjective future expectations combined with management judgment.

The Company uses judgment in estimating the amount of awards that are expected to be forfeited, with subsequent revisions to the assumptions if actual forfeitures differ from those estimates. In addition, for performance-based awards the Company estimates the degree to which the performance conditions will be met to estimate the number of shares expected to vest and the related compensation expense. Compensation expense is adjusted in the period such performance estimates change.

Income taxes. The Income Taxes Topic of the FASB ASC requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, for example, leases for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. Our management must then assess the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance must be established. To the extent that we establish a valuation allowance in a period, an expense must be recorded within the tax provision in the Consolidated Statements of Operations.

At December 31, 2009, there have been no material changes to the liability for uncertain tax positions and there are no significant unrecognized tax benefits. The periods subject to general examination for the Company's federal return include the 2006 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for years 2005 through the present are subject to examination.

The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

Results of Operations

Comparison of the Years Ended December 31, 2009 and 2008

Net income (loss). Net income of $1.0 million, or $0.08 per share, was recorded for the year ended December 31, 2009. This net income includes an after-tax loss on derivatives of approximately $1.2 million. The net loss of $5.2 million, or $0.44 per share for the year ended December 31, 2008 includes an after-tax loss on derivatives of approximately $9.7 million.

Excluding the after-tax losses on derivatives of $1.2 million and $9.7 million for the years ended December 31, 2009 and 2008, respectively, adjusted net income for the year ended December 31, 2009 would have been $2.2 million, or $0.18 diluted earnings per share, compared to $4.5 million, or $0.36 diluted earnings per share for the year ended December 31, 2008. The exclusion of the losses on derivatives removes the volatility resulting from derivatives activities subsequent to discontinuing hedge accounting in July 2008.

Excluding the after-tax losses on derivatives identified above, returns on average assets were 0.32% for the year ended December 31, 2009 and 0.53% for the year ended December 31, 2008. On the same basis, returns on average equity were 1.51% for the year ended December 31, 2009 and 2.98% for the year ended December 31, 2008.

Also included in the results for the year ended December 31, 2009 were after-tax charges of approximately $724,000 representing severance costs related to workforce reductions, compared to after-tax severance costs of approximately $300,000 for the year ended December 31, 2008.

The provision for credit losses decreased $4.3 million, or 13.7%, to $27.2 million for the year ended December 31, 2009 from $31.5 million for the same period in 2008, primarily due to a reduced portfolio size and improved delinquencies. During the year ended December 31, 2009, net interest and fee income decreased

$14.5 million, primarily due to a 22.0% decrease in average total finance receivables. The decrease in income was partially mitigated by reductions in other expenses, which decreased $7.1 million, or 18.1%, for the year ended December 31, 2009, compared to the same period in 2008.

For the year ended December 31, 2009, we generated 9,763 new finance receivables at a cost of $88.9 million compared to 24,869 new finance receivables at a cost of $256.6 million for the year ended December 31, 2008. The reduction in volume was primarily due to a combination of our decision to lower approval rates in response to economic conditions and the limited availability of funding during the first half of 2009. Overall, our average net investment in total finance receivables for the year ended December 31, 2009 decreased 22.0% to $558.3 million at December 31, 2009 from $715.6 million for the year ended December 31, 2008.

Average balances and net interest margin. The following table summarizes the Company's average balances, interest income, interest expense, and average yields and rates on major categories of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2009 and 2008.

	Year Ended December 31,					
	2009			2008		
	Average[1] Balance	Interest	Average Yields/Rates	Average[1] Balance	Interest	Average Yields/Rates
	(Dollars in thousands)					
Interest-earning assets:						
Interest-earning deposits with banks	$ 47,240	$ 123	0.26%	$ 31,026	$ 743	2.39%
Restricted interest-earning deposits with banks	66,310	289	0.44	72,706	2,020	2.78
Net investment in leases[2]	550,160	64,650	11.75	700,332	81,436	11.63
Loans receivable[2]	8,151	977	11.99	15,317	1,900	12.40
Total interest-earning assets	671,861	66,039	9.83	819,381	86,099	10.51
Non-interest-earning assets:						
Cash and due from banks	2,618			625		
Property and equipment, net	2,777			3,141		
Property tax receivables	2,513			2,556		
Other assets[3]	8,881			19,267		
Total non-interest-earning assets	16,789			25,589		
Total assets	$688,650			$844,970		
Interest-bearing liabilities:						
Short-term borrowings[4]	$ 94,588	$ 4,917	5.20%	$ 35,806	$ 2,191	6.12%
Long-term borrowings[4]	333,193	19,696	5.91	591,815	33,515	5.66
Deposits	78,615	2,725	3.47	28,244	1,174	4.16
Total interest-bearing liabilities	506,396	27,338	5.40	655,865	36,880	5.62
Non-interest-bearing liabilities:						
Fair value of derivatives	8,917			7,065		
Sales and property taxes payable	7,065			8,989		
Accounts payable and accrued expenses	4,817			8,696		
Net deferred income tax liability	14,239			14,390		
Total non-interest-bearing liabilities	35,038			39,140		
Total liabilities	541,434			695,005		
Stockholders' equity	147,216			149,965		
Total liabilities and stockholders' equity	$688,650			$844,970		
Net interest income		$38,701			$49,219	
Interest rate spread[5]			4.43%			4.89%
Net interest margin[6]			5.76%			6.01%
Ratio of average interest-earning assets to average interest-bearing liabilities			132.68%			124.93%

(1) Average balances are calculated using month-end balances, to the extent such averages are representative of operations.

(2) Average balances of leases and loans include non-accrual leases and loans, and are presented net of unearned income.

(3) Includes operating leases.

(4) Includes effect of transaction costs.

(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents the components of the changes in net interest income by volume and rate.

	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008		
	Increase (Decrease) Due to:		
	Volume[1]	Rate[1]	Total
	(Dollars in thousands)		
Interest income:			
Interest-earning deposits with banks	$ 260	$ (880)	$ (620)
Restricted interest-earning deposits with banks	(163)	(1,568)	(1,731)
Net investment in leases	(17,638)	852	(16,786)
Loans receivable	(861)	(62)	(923)
Total interest income	(14,764)	(5,296)	(20,060)
Interest expense:			
Short-term borrowings	3,101	(375)	2,726
Long-term borrowings	(15,229)	1,410	(13,819)
Deposits	1,776	(225)	1,551
Total interest expense	(8,119)	(1,423)	(9,542)
Net interest income	(8,565)	(1,953)	(10,518)

(1) Changes due to volume and rate are calculated independently for each line item presented. Changes attributable to changes in volume represent changes in average balances multiplied by the prior period's average rates. Changes attributable to changes in rate represent changes in average rates multiplied by the prior year's average balances. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

Net interest and fee margin. The following table summarizes the Company's net interest and fee income as a percentage of average total finance receivables for the years ended December 31, 2009 and 2008.

	Year Ended December 31,	
	2009	2008
	(Dollars in thousands)	
Interest income	$ 66,039	$ 86,099
Fee income	17,405	21,354
Interest and fee income	83,444	107,453
Interest expense	27,338	36,880
Net interest and fee income	$ 56,106	$ 70,573
Average total finance receivables[1]	$558,311	$715,649
Percent of average total finance receivables:		
Interest income	11.83%	12.03%
Fee income	3.12	2.98
Interest and fee income	14.95	15.01
Interest expense	4.90	5.15
Net interest and fee margin	10.05%	9.86%

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For the calculations above, the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred, are excluded from total finance receivables.

Net interest and fee income decreased $14.5 million, or 20.5%, to $56.1 million for the year ended December 31, 2009 from $70.6 million for the year ended December 31, 2008. The net interest and fee margin increased 19 basis points to 10.05% for the year ended December 31, 2009 from 9.86% for the same period in 2008. The following paragraphs discuss the components of this change.

Interest income, net of amortized initial direct costs and fees, decreased $20.1 million, or 23.3%, to $66.0 million for the year ended December 31, 2009 from $86.1 million for the year ended December 31, 2008. The decrease in interest income was primarily due to a 22.0% decrease in average total finance receivables and a 20 basis point decrease in average yield. The decrease in average yield is primarily due to lower earnings on interest-earning deposits with banks. The decrease in average total finance receivables is primarily due to our proactive decision to lower approval rates in response to economic conditions, combined with the limited availability of funding during the first half of 2009. The weighted average implicit interest rate on new finance receivables originated increased 142 basis points to 15.09% for the year ended December 31, 2009 compared to 13.67% for year ended December 31, 2008.

Fee income decreased $4.0 million, or 18.7%, to $17.4 million for the year ended December 31, 2009 from $21.4 million for the year ended December 31, 2008. The decrease in fee income was primarily due to a decline in administrative and late fee income of $3.4 million, or 22.1%, to $12.0 million for the year ended December 31, 2009 from $15.4 million for the year ended December 31, 2008. The decrease is primarily a result of lower total finance receivables. Fee income also included approximately $5.4 million of net residual income for the year ended December 31, 2009 compared to $5.9 million for the year ended December 31, 2008.

Fee income, as a percentage of average total finance receivables, increased 14 basis points to 3.12% for the year ended December 31, 2009 from 2.98% for the year ended December 31, 2008. Administrative and late fees remained the largest component of fee income at 2.15% as a percentage of average total finance receivables for the year ended December 31, 2009 compared to 2.16% for the year ended December 31, 2008. As a percentage of average total finance receivables, net residual income was 0.97% for the year ended December 31, 2009 compared to 0.83% for the year ended December 31, 2008.

Interest expense decreased $9.6 million to $27.3 million for the year ended December 31, 2009 from $36.9 million for the year ended December 31, 2008. Interest expense, as a percentage of average total finance receivables, decreased 25 basis points to 4.90% for the year ended December 31, 2009 from 5.15% for the year ended December 31, 2008. The decrease in interest expense was primarily due to the 22.0% decline in average total finance receivables combined with a shift in mix from term securitization borrowings to less expensive deposits and short-term borrowings. During the year ended December 31, 2009, average term securitization borrowings outstanding were $330.1 million, representing 77.2% of total borrowings, compared to $591.8 million representing 94.3% of total borrowings for the same period in 2008.

Interest cost, excluding transaction costs, on short-term and long-term borrowings as a percentage of weighted average borrowings was 5.47% for the year ended December 31, 2009 compared to 5.44% for the year ended December 31, 2008. The average balance for our warehouse facilities was $97.7 million for the year ended December 31, 2009 compared to $35.8 million for the year ended December 31, 2008. The average borrowing cost for our warehouse facilities was 4.81% for the year ended December 31, 2009 compared to 4.86% for the year ended December 31, 2008. (See **Liquidity and Capital Resources** in this Item 7).

Interest costs on our September 2006 and October 2007 issued term securitization borrowings increased over those issued in 2005 due to the rising interest rate environment. The coupon rate on the October 2007 securitization also reflected higher credit costs due to the general tightening of credit caused by overall stress and volatility in the financial markets. Our term securitizations also include multiple classes of fixed-rate notes with the shorter term, lower coupon classes amortizing (maturing) faster than the longer term higher coupon classes. This causes the blended interest expense related to these borrowings to change and generally increase over the terms of the borrowings. For the year ended December 31, 2009, average term securitization borrowings outstanding were $330.1 million at a weighted average coupon of 5.67% compared with $591.8 million at a weighted average coupon of 5.48% for the year ended December 31, 2008.

On August 18, 2005, we closed on the issuance of our seventh term note securitization transaction in the amount of $340.6 million at a weighted average interest coupon approximating 4.81% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2005 term transaction to approximate an average of 4.50% over the term of the borrowing. On September 21, 2006, we closed on the issuance of our eighth term note securitization transaction in the amount of $380.2 million at a weighted average interest coupon approximating 5.51% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2006 term transaction to approximate an average of 5.21% over the term of the financing. On October 24, 2007, we closed on the issuance of our ninth term note securitization transaction in the amount of $440.5 million at a weighted average interest coupon approximating 5.70% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2007 term transaction to approximate an average of 6.32% over the term of the financing. Due to the impact on interest rates from unfavorable market conditions and the available capacity in other facilities, the Company elected not to complete fixed-rate term note securitizations in 2008 or 2009.

The opening of our wholly-owned subsidiary, Marlin Business Bank, on March 12, 2008 provides an additional funding source. FDIC-insured deposits are raised nationally via the brokered certificates of deposit market and FDIC-insured retail deposits are also raised primarily directly from other financial institutions. Interest expense on deposits was $2.7 million, or 3.47% as a percentage of weighted average deposits, for the year ended December 31, 2009, compared to $1.2 million, or 4.16% as a percentage of weighted average deposits, for the year ended December 31, 2008. The average balance of deposits was $78.6 million for the year ended December 31, 2009, compared to $28.2 million for the year ended December 31, 2008.

Provision for credit losses. The provision for credit losses decreased $4.3 million, or 13.7%, to $27.2 million for the year ended December 31, 2009 from $31.5 million for the year ended December 31, 2008. The decrease in the provision for credit losses was primarily the result of a lower allowance for credit losses due to a reduced portfolio size and improved delinquencies, partially offset by higher charge-offs. Net charge-offs were $30.3 million for the year ended December 31, 2009, an increase of $3.1 million from $27.2 million during the year ended December 31, 2008. Net charge-offs as a percentage of average total finance receivables increased to 5.42% for the year ended December 31, 2009 from 3.80% for the same period in 2008. The allowance for credit losses decreased approximately $3.1 million to $12.2 million at December 31, 2009, from $15.3 million at December 31, 2008.

Unfavorable economic trends have most significantly impacted the performance of rate-sensitive industries in our portfolio, specifically companies in the construction, financial services, mortgage and real estate businesses. Though these industries comprised approximately 9% of the total portfolio at December 31, 2009, approximately 17% of the charge-off activity during the year ended December 31, 2009 related to these industries. Throughout 2007 to 2009, Marlin increased collection activities and strengthened underwriting criteria for these industries.

Additional information regarding asset quality is included herein in the subsequent section, "Finance Receivables and Asset Quality."

Insurance income. Insurance income decreased $1.0 million to $5.3 million for the year ended December 31, 2009 from $6.3 million for the year ended December 31, 2008. The decrease is primarily related to lower insurance billings due to lower total finance receivables.

Loss on derivatives. Prior to July 1, 2008, the Company entered into derivative contracts which were accounted for as cash flow hedges under hedge accounting as prescribed by U.S. GAAP. While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting.

By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, are recognized immediately. This change creates volatility in our results of operations, as the market value of our derivative financial instruments changes over time.

For the year ended December 31, 2009, the loss on derivatives was $2.0 million, compared to a loss of $16.0 million for the year ended December 31, 2008. The losses included $2.8 million and $11.0 million, respectively,

which represented the decline in the fair value of derivatives contracts during each period. These losses are based on the values of the derivative contracts at December 31, 2009 and 2008 in a volatile market that is changing daily, and will not necessarily reflect the value at settlement.

During 2009 and 2008, the Company concluded that certain forecasted transactions were not probable of occurring on the anticipated date or in the additional time period permitted by U.S. GAAP. As a result, during 2009 an $880,000 pretax ($529,000 after-tax) gain on the related cash flow hedges was reclassified from accumulated other comprehensive income into loss on derivatives. During 2008, a $5.0 million pretax ($3.0 million after-tax) loss on the related cash flow hedges was reclassified from accumulated other comprehensive income into loss on derivatives.

Other income. Other income includes various administrative transaction fees and fees received from lease syndications. Other income decreased $367,000 to $1.5 million for the year ended December 31, 2009 from $1.9 million for the year ended December 31, 2008. The decrease is primarily related to the impact of lower transaction volumes.

Salaries and benefits expense. Salaries and benefits expense decreased $3.8 million, or 16.6%, to $19.1 million for the year ended December 31, 2009 from $22.9 million for the year ended December 31, 2008. The decrease in compensation expense is primarily due to reduced headcount levels. Total personnel decreased to 181 at December 31, 2009 from 284 at December 31, 2008.

Personnel costs represent our most significant overhead expense and we actively manage our staffing levels to the requirements of our lease portfolio. As a financial services company, we continue to be impacted by the challenging economic environment. As a result, we proactively lowered expenses in the first quarter of 2009, including reducing our workforce by 17% and closing our two smallest satellite sales offices in Chicago and Utah. A total of approximately 49 employees company-wide were affected as a result of the staff reductions in the first quarter of 2009. We incurred pretax severance costs in the three months ended March 31, 2009 of approximately $500,000 related to the staff reductions. The total annualized pretax salary cost savings resulting from this reduction is estimated to be approximately $2.3 million.

During the second quarter of 2009, we announced a further workforce reduction of 24%, or 55 employees company-wide, including the closure of our Denver satellite office. We incurred pretax severance costs in the three months ended June 30, 2009 of approximately $700,000 related to these staff reductions. The total annualized pretax salary cost savings resulting from this reduction is estimated to be approximately $2.9 million. Although we believe that our estimates are appropriate and reasonable based on available information, actual results could differ from these estimates.

In comparison, during the first quarter of 2008 we reduced our workforce by approximately 51 employees and incurred related pretax severance costs of approximately $501,000. The total annualized pretax cost savings resulting from this reduction is estimated to be approximately $2.6 million.

Salaries and benefits expense, as a percentage of the average total finance receivables, was 3.42% for the year ended December 31, 2009 compared with 3.20% for the same period in 2008.

General and administrative expense. General and administrative expense decreased $2.3 million, or 15.1%, to $12.9 million for the year ended December 31, 2009 from $15.2 million for the year ended December 31, 2008. Over half of the decrease related to marketing expense and recruiting expense. As a percentage of average total finance receivables, general and administrative expense increased to 2.30% for the year ended December 31, 2009 from 2.13% for the year ended December 31, 2008.

Selected major components of general and administrative expense for the year ended December 31, 2009 included $3.0 million of premises and occupancy expense, $1.2 million of audit and tax expense, $930,000 of data processing expense and $183,000 of marketing expense. In comparison, selected major components of general and administrative expense for the year ended December 31, 2008 included $3.3 million of premises and occupancy expense, $1.3 million of audit and tax expense, $1.0 million of data processing expense, and $1.1 million of marketing expense.

Financing related costs. Financing related costs primarily represent bank commitment fees paid to our financing sources. Financing related costs decreased $913,000 to $505,000 for the year ended December 31, 2009 from $1.4 million for the year ended December 31, 2008, primarily due to decreased bank commitment fees as a result of reduced unused borrowing capacity.

Income tax expense (benefit). An income tax expense of $347,000 was recorded for the year ended December 31, 2009, compared to an income tax benefit of $3.2 million for the year ended December 31, 2008. The change in taxes is primarily attributed to the pretax loss recorded in 2008. Our effective tax rate, which is a combination of federal and state income tax rates, was 25.1% for the year ended December 31, 2009, compared to a benefit of 37.7% for the year ended December 31, 2008. The effective tax rate for the year ended December 31, 2009 was reduced by a $60,000 benefit from adjustments relating to changes in estimates. The effective tax rate for the year ended December 31, 2008 reflects a decreased benefit due to a 2008 tax adjustment of $239,000, primarily related to a true-up of our deferred tax accounts. Without these adjustments in 2009 and 2008, our effective tax rate would have been an expense of approximately 29.4% for the year ended December 31, 2009 compared to an effective tax rate benefit without adjustments of 40.5% for the year ended December 31, 2008. The change in effective tax rate for 2009 is also due to a change in the mix of pretax book income across the jurisdictions and entities. We generally expect an effective tax rate of approximately 39% in future years.

Comparison of the Years Ended December 31, 2008 and 2007

Net income(loss). A net loss of $5.2 million, or $0.44 per share, was recorded for the year ended December 31, 2008. This net loss includes an after-tax charge of approximately $6.7 million due to the change in market value of derivatives and an after-tax charge of approximately $3.0 million due to the reclassification into earnings from accumulated other comprehensive income related to a hedged forecasted transaction no longer anticipated to occur. Excluding these after-tax charges totaling $9.7 million, net income for the year ended December 31, 2008 would have been $4.5 million, a decrease of 75.0% or $13.5 million, compared to $18.0 million for the year ended December 31, 2007. Diluted earnings per share excluding these after-tax charges would have been $0.36 for the year ended December 31, 2008, compared to $1.45 for the year ended December 31, 2007.

Excluding the after-tax losses on hedging activities identified above, returns on average assets were 0.53% for the year ended December 31, 2008 and 2.09% for the year ended December 31, 2007. On the same basis, returns on average equity were 2.98% for the year ended December 31, 2008 and 12.37% for the year ended December 31, 2007.

The provision for credit losses increased $14.3 million, or 83.1%, to $31.5 million for the year ended December 31, 2008 from $17.2 million for the same period in 2007. For the year ended December 31, 2008, net interest and fee income decreased $4.6 million from the prior year, primarily due to reduced interest income from payoffs of older, higher yielding leases, combined with lower outstanding invested cash balances.

For the year ended December 31, 2008, we generated 24,869 new finance receivables at a cost of $256.6 million compared to 33,141 new finance receivables at a cost of $390.8 million for the year ended December 31, 2007. The reduction in volume was primarily due to a combination of our decision to lower approval rates in response to economic conditions. Overall, our average total finance receivables at December 31, 2008 decreased 0.9% to $715.6 million at December 31, 2008 from $721.9 million at December 31, 2007.

Average balances and net interest margin. The following table summarizes the Company's average balances, interest income, interest expense, and average yields and rates on major categories of interest-earning assets and interest-bearing liabilities for the years ended December 31, 2008 and 2007.

	Year Ended December 31,					
	2008			2007		
	Average[1] Balance	Interest	Average Yields/Rates	Average[1] Balance	Interest	Average Yields/Rates
	(Dollars in thousands)					
Interest-earning assets:						
Interest-earning deposits with banks	$ 31,026	$ 743	2.39%	$ 19,476	$ 812	4.17%
Restricted interest-earning deposits with banks	72,706	2,020	2.78	90,111	4,201	4.66
Net investment in leases[2]	700,332	81,436	11.63	714,106	83,814	11.74
Loans receivable[2]	15,317	1,900	12.40	7,794	927	11.89
Total interest-earning assets	819,381	86,099	10.51	831,487	89,754	10.79
Non-interest-earning assets:						
Cash and due from banks	625			(497)		
Property and equipment, net	3,141			3,318		
Property tax receivables	2,556			2,762		
Other assets[3]	19,267			24,005		
Total non-interest-earning assets	25,589			29,588		
Total assets	$844,970			$861,075		
Interest-bearing liabilities:						
Short-term borrowings[4]	$ 35,806	$ 2,191	6.12%	$112,220	$ 6,741	6.01%
Long-term borrowings[4]	591,815	33,515	5.66	562,774	28,581	5.08
Deposits	28,244	1,174	4.16	—	—	0.00
Total interest-bearing liabilities	655,865	36,880	5.62	674,994	35,322	5.23
Non-interest-bearing liabilities:						
Fair value of derivatives	7,065			2,109		
Sales and property taxes payable	8,989			8,919		
Accounts payable and accrued expenses	8,696			9,550		
Net deferred income tax liability	14,390			20,725		
Total non-interest-bearing liabilities	39,140			41,303		
Total liabilities	695,005			716,297		
Stockholders' equity	149,965			144,778		
Total liabilities and stockholders' equity	$844,970			$861,075		
Net interest income		$49,219			$54,432	
Interest rate spread[5]			4.89%			5.56%
Net interest margin[6]			6.01%			6.55%
Ratio of average interest-earning assets to average interest-bearing liabilities			124.93%			123.18%

(1) Average balances are calculated using month-end balances, to the extent such averages are representative of operations.

(2) Average balances of leases and loans include non-accrual leases and loans, and are presented net of unearned income.

(3) Includes operating leases.

(4) Includes effect of transaction costs.

(5) Interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents the components of the changes in net interest income by volume and rate.

	Year Ended December 31, 2008 Compared to Year Ended December 31, 2007		
	Volume[1]	Rate[1]	Total
	Increase (Decrease) Due to: (Dollars in thousands)		
Interest income:			
Interest-earning deposits with banks	$ 363	$ (432)	$ (69)
Restricted interest-earning deposits with banks	(706)	(1,475)	(2,181)
Net investment in leases	(1,607)	(771)	(2,378)
Loans receivable	931	42	973
Total interest income	(1,295)	(2,360)	(3,655)
Interest expense:			
Short-term borrowings	(4,673)	123	(4,550)
Long-term borrowings	1,528	3,406	4,934
Deposits	1,174	—	1,174
Total interest expense	(1,021)	2,579	1,558
Net interest income	(783)	(4,430)	(5,213)

(1) Changes due to volume and rate are calculated independently for each line item presented. Changes attributable to changes in volume represent changes in average balances multiplied by the prior period's average rates. Changes attributable to changes in rate represent changes in average rates multiplied by the prior year's average balances. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the change due to volume and the change due to rate.

Net interest and fee margin. The following table summarizes the Company's net interest and fee income as a percentage of average total finance receivables for the years ended December 31, 2008 and 2007.

	Year Ended December 31,	
	2008	2007
	(Dollars in thousands)	
Interest income	$ 86,099	$ 89,754
Fee income	21,354	20,778
Interest and fee income	107,453	110,532
Interest expense	36,880	35,322
Net interest and fee income	$ 70,573	$ 75,210
Average total finance receivables[1]	$715,649	$721,900
Percent of average total finance receivables:		
Interest income	12.03%	12.43%
Fee income	2.98	2.88
Interest and fee income	15.01	15.31
Interest expense	5.15	4.89
Net interest and fee margin	9.86%	10.42%

(1) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For the calculations above, the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred, are excluded from total finance receivables.

Net interest and fee income decreased $4.6 million, or 6.1%, to $70.6 million for the year ended December 31, 2008 from $75.2 million for the year ended December 31, 2007. The net interest and fee margin decreased 56 basis points to 9.86% for the year ended December 31, 2008 from 10.42% for the same period in 2007.

Interest income, net of amortized initial direct costs and fees, decreased $3.7 million, or 4.1%, to $86.1 million for the year ended December 31, 2008 from $89.8 million for the year ended December 31, 2007. The decrease in interest income was primarily due to a 40 basis point decrease in average yield. This reduction is partially due to payoffs of older, higher yielding leases, combined with lower earnings on outstanding invested cash balances. The weighted average implicit interest rate on new finance receivables originated was 13.67% for the year ended December 31, 2008 compared to 12.93% for year ended December 31, 2007.

Fee income increased $576,000, or 2.8%, to $21.4 million for the year ended December 31, 2008 from $20.8 million for the year ended December 31, 2007. The increase in fee income was primarily due to higher late fees that grew by $895,000 to $13.6 million for the year ended December 31, 2008 compared to $12.8 million for the year ended December 31, 2007. The increase in late fee income is primarily attributed to increased late fee billings. Fee income also included approximately $5.9 million of net residual income for each of the years ended December 31, 2008 and 2007.

Fee income, as a percentage of average total finance receivables, increased 10 basis points to 2.98% for the year ended December 31, 2008 from 2.88% for the year ended December 31, 2007. Late fees remained the largest component of fee income at 1.91% as a percentage of average total finance receivables for the year ended December 31, 2008 compared to 1.77% for the year ended December 31, 2007. As a percentage of average total finance receivables, net residual income was 0.83% for the year ended December 31, 2008 compared to 0.82% for the year ended December 31, 2007.

Interest expense increased $1.6 million to $36.9 million for the year ended December 31, 2008 from $35.3 million for the year ended December 31, 2007. Interest expense, as a percentage of the average total finance receivables, increased 25 basis points to 5.15% for the year ended December 31, 2008 from 4.90% for the year ended December 31, 2007. Interest expense has risen primarily due to higher interest rates on the Company's term note securitizations. During the year ended December 31, 2008, average term securitization borrowings outstanding were $591.8 million, representing 94.3% of total borrowings, compared to $562.8 million representing 83.4% of total borrowings for the same period in 2007.

Interest cost, excluding transaction costs, on short-term and long-term borrowings as a percentage of weighted average borrowings was 5.44% for the year ended December 31, 2008 compared to 5.23% for the year ended December 31, 2007. The average balance for our warehouse facilities was $35.8 million for the year ended December 31, 2008 compared to $112.2 million for the year ended December 31, 2007. The average borrowing costs for our warehouse facilities was 4.86% for the year ended December 31, 2008 compared to 5.76% for the year ended December 31, 2007. (See **Liquidity and Capital Resources** in this Item 7).

Interest costs on our August 2005, September 2006 and October 2007 issued term securitization borrowings increased over those issued in 2004 due to the rising interest rate environment. The coupon rate on the October 2007 securitization also reflects higher credit costs due to the general tightening of credit caused by recent overall stress and volatility in the financial markets. For the year ended December 31, 2008, average term securitization borrowings outstanding were $591.8 million at a weighted average coupon of 5.48% compared with $562.8 million at a weighted average coupon of 4.83% for the year ended December 31, 2007.

On August 18, 2005, we closed on the issuance of our seventh term note securitization transaction in the amount of $340.6 million at a weighted average interest coupon approximating 4.81% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2005 term transaction to approximate an average of 4.50% over the term of the borrowing. On September 21, 2006, we closed on the issuance of our eighth term note securitization transaction in the amount of $380.2 million at a weighted average interest coupon approximating 5.51% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2006 term transaction to approximate an average of 5.21% over the term of the financing. On October 24, 2007, we closed on the issuance of our ninth term note securitization transaction in the amount of $440.5 million at a weighted average interest coupon

approximating 5.70% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2007 term transaction to approximate an average of 6.32% over the term of the financing. Due to the impact on interest rates from unfavorable market conditions and the available capacity in our warehouse facilities, the Company elected not to complete fixed-rate term note securitizations in 2008 or 2009.

Our term note securitizations include multiple classes of fixed-rate notes with the shorter term, lower coupon classes amortizing (maturing) faster then the longer term higher coupon classes. This causes the blended interest expenses related to these borrowings to change and generally increase over the terms of the borrowings.

On February 15, 2008, we elected to exercise our call option and pay off the remaining $29.9 million of our 2004 term note securitization, which carried a coupon rate of approximately 4.64%.

The opening of our wholly-owned subsidiary, Marlin Business Bank, on March 12, 2008 provides an additional funding source. FDIC-insured deposits are raised nationally via the brokered certificates of deposit market and FDIC-insured retail deposits are also raised primarily directly from other financial institutions. Interest expense on deposits was $1.2 million, or 4.16% as a percentage of weighted average deposits, for the year ended December 31, 2008. The average balance of deposits was $28.2 million for the year ended December 31, 2008.

Provision for credit losses. The provision for credit losses increased $14.3 million, or 83.1%, to $31.5 million for the year ended December 31, 2008 from $17.2 million for the year ended December 31, 2007. Most of the increase was due to higher net charge-offs, which were $27.2 million for the year ended December 31, 2008, an increase of $12.8 million from $14.4 million during the year ended December 31, 2007. Net charge-offs as a percentage of average total finance receivables increased to 3.80% for the year ended December 31, 2008 from 2.00% for the same period in 2007. The allowance for credit losses increased approximately $4.3 million to $15.3 million at December 31, 2008, from $11.0 million at December 31, 2007.

Unfavorable economic trends have most significantly impacted the performance of rate-sensitive industries in our portfolio, specifically companies in the construction, mortgage and real estate businesses. Though these industries comprised approximately 10% of the total portfolio at December 31, 2008, approximately 22% of the charge-off activity related to these industries. Throughout 2007 and 2008, Marlin increased collection activities and strengthened underwriting criteria for these industries.

Insurance income. Insurance income increased $188,000 to $6.3 million for the year ended December 31, 2008 from $6.1 million for the year ended December 31, 2007. The increase is primarily related to insurance billings, which were $256,000 higher in 2008 than in 2007.

Loss on derivatives. Prior to July 1, 2008, the Company entered into derivative contracts which were accounted for as cash flow hedges under hedge accounting as prescribed by U.S. GAAP. While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting.

By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, are recognized immediately. This change creates volatility in our results of operations, as the market value of our derivative financial instruments changes over time.

For the year ended December 31, 2008, the loss on derivatives was $16.0 million. Of this amount, $11.0 million represented the change in the fair value of derivatives contracts during the year. These losses were based on the value of the derivative contracts at December 31, 2008 in a volatile market that is changing daily, and will not necessarily reflect the value at settlement.

During 2008, the Company concluded that certain forecasted transactions were not probable of occurring on the anticipated date or in the additional time period permitted by U.S. GAAP. A $5.0 million pretax loss was reclassified into loss on derivatives for the year ended December 31, 2008 for the related cash flow hedges.

Other income. Other income remained almost unchanged; increasing $54,000 from the year ended December 31, 2007 to $1.9 million for the year ended December 31, 2008.

Salaries and benefits expense. Salaries and benefits expense increased $1.6 million, or 7.5%, to $22.9 million for the year ended December 31, 2008 from $21.3 million for the year ended December 31, 2007. The increase in compensation expense is primarily due to costs associated with the staff reduction initiative discussed below and lower capitalized costs as a result of lower origination volumes, partially offset by the discontinuance of the factoring business. There was no compensation related to the factoring business for the year ended December 31, 2008, compared to $364,000 for the same period in 2007.

As a financial services company, we were navigating through the current challenging economic environment. In response to this, on May 13, 2008, we reduced our staffing by approximately 14.7%. This action was part of an overall effort to reduce operating costs in light of our decision to moderate growth in fiscal 2008. Approximately 51 employees were affected as a result of the staff reduction. On May 13, 2008, we notified the affected employees. We incurred pretax costs during the twelve months ended December 31, 2008 of approximately $501,000 related to this action, almost all of which was related to severance costs. The total annualized pretax cost savings resulting from this reduction is estimated to be approximately $2.6 million. Total personnel decreased to 284 at December 31, 2008 from 357 at December 31, 2007.

Salaries and benefits expense, as a percentage of the average total finance receivables, was 3.20% for the year ended December 31, 2008 compared with 2.95% for the same period in 2007.

General and administrative expense. General and administrative expense increased $1.6 million, or 11.8%, to $15.2 million for the year ended December 31, 2008 from $13.6 million for the year ended December 31, 2007. Over half of the increase related to temporary services for lease servicing and professional fees. As a percentage of average total finance receivables, general and administrative expense increased to 2.13% for the year ended December 31, 2008 from 1.89% for the year ended December 31, 2007.

Selected major components of general and administrative expense for the year ended December 31, 2008 included $3.3 million of premises and occupancy expense, $1.3 million of audit and tax expense, $1.0 million of data processing expense, and $1.1 million of marketing expense. In comparison, selected major components of general and administrative expense for the year ended December 31, 2007 included $3.3 million of premises and occupancy expense, $1.1 million of audit and tax expense, $902,000 of data processing expense, and $989,000 of marketing expense.

Financing related costs. Financing related costs primarily represent bank commitment fees paid to our financing sources. Financing related costs increased $373,000 to $1.4 million for the year ended December 31, 2008 from $1.0 million for the year ended December 31, 2007. Mark-to-market expense recognized on our interest-rate caps was $39,000 for the year ended December 31, 2008 compared to expense of $8,000 for the year ended December 31, 2007. Commitment fees were $1.4 million for the year ended December 31, 2008 compared to $1.0 million for the year ended December 31, 2007.

Income tax expense (benefit). An income tax benefit of $3.2 million was recorded for the year ended December 31, 2008, compared to income tax expense of $11.9 million for the year ended December 31, 2007. The change in taxes is primarily attributed to the pretax loss recorded in 2008. Our effective tax rate, which is a combination of federal and state income tax rates, was a benefit of 37.7% for the year ended December 31, 2008, compared to expense of 39.8% for the year ended December 31, 2007. The effective tax rate for the year ended December 31, 2008 reflects a reduced benefit related to a 2008 tax adjustment of $239,000, primarily related to a true-up of our deferred tax accounts.

Operating Data

We manage expenditures using a comprehensive budgetary review process. Expenses are monitored by departmental heads and are reviewed by senior management monthly. The efficiency ratio (relating expenses with revenues) and the ratio of salaries and benefits and general and administrative expense as a percentage of the average total finance receivables shown below are metrics used by management to monitor productivity and spending levels.

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Average total finance receivables	$558,311	$715,649	$721,900
Salaries and benefits expense	19,071	22,916	21,329
General and administrative expense	12,854	15,241	13,633
Efficiency ratio	50.71%	48.47%	42.07%
Percent of average total finance receivables:			
Salaries and benefits	3.42%	3.20%	2.95%
General and administrative	2.30%	2.13%	1.89%

We generally reach our lessees through a network of independent equipment dealers and lease brokers. The number of dealers and brokers that we conduct business with depends on, among other things, the number of sales account executives we have. Sales account executive staffing levels and the activity of our origination sources are shown below.

	As of or For the Year Ended December 31,				
	2009	2008	2007	2006	2005
Number of sales account executives	38	86	118	100	103
Number of originating sources(1)	465	1,014	1,246	1,295	1,295

(1) Monthly average of origination sources generating lease volume.

Finance Receivables and Asset Quality

Our net investment in leases and loans declined $220.5 million, or 33.0%, to $448.6 million at December 31, 2009, from $669.1 million at December 31, 2008. The Company continues to respond to current economic conditions with restrictive credit standards. The Company's leases are generally assigned as collateral for borrowings as described below in Liquidity and Capital Resources.

The chart below provides our asset quality statistics for the years ended December 31, 2009, 2008, 2007, 2006 and 2005:

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Allowance for credit losses, beginning of period	$ 15,283	$ 10,988	$ 8,201	$ 7,813	$ 6,062
Charge-offs	(33,575)	(30,231)	(18,022)	(12,551)	(11,851)
Recoveries	3,296	3,032	3,588	3,005	2,716
Net charge-offs	(30,279)	(27,199)	(14,434)	(9,546)	(9,135)
Provision for credit losses	27,189	31,494	17,221	9,934	10,886
Allowance for credit losses, end of period[1]	$ 12,193	$ 15,283	$ 10,988	$ 8,201	$ 7,813
Net charge-offs to average total finance receivables[2]	5.42%	3.80%	2.00%	1.56%	1.74%
Allowance for credit losses to total finance receivables, end of period[2]	2.71%	2.30%	1.47%	1.21%	1.39%
Average total finance receivables[2]	$558,311	$715,649	$721,900	$611,348	$523,948
Total finance receivables, end of period[2]	$450,595	$664,902	$749,712	$679,729	$562,110
Delinquencies greater than 60 days past due	$ 8,334	$ 12,203	$ 8,377	$ 5,676	$ 4,063
Delinquencies greater than 60 days past due[3]	1.67%	1.59%	0.95%	0.71%	0.61%
Allowance for credit losses to delinquent accounts greater than 60 days past due[3]	146.30%	125.24%	131.17%	144.49%	192.30%
Non-accrual leases and loans, end of period	$ 4,557	$ 6,380	$ 3,695	$ 2,250	$ 2,017
Renegotiated leases and loans, end of period	$ 4,521	$ 8,256	$ 6,987	$ 3,819	$ 4,140
Accruing leases and loans past due 90 days or more	$ —	$ —	$ —	$ —	$ —
Interest income included on non-accrual leases and loans[4]	$ 493	$ 711	$ 420	$ 232	$ 228
Interest income excluded on non-accrual leases and loans[5]	$ 103	$ 92	$ 55	$ 27	$ 28

(1) The allowance for credit losses allocated to loans at December 31, 2009, 2008, 2007, 2006 and 2005 was $399,000, $881,000, $649,000, $25,000 and $0, respectively.

(2) Total finance receivables include net investment in direct financing leases, loans and factoring receivables. For purposes of asset quality and allowance calculations, the effects of (1) the allowance for credit losses and (2) initial direct costs and fees deferred are excluded from total finance receivables. Total finance receivables for 2005 to 2008 have been restated as described in Note 20 to the Consolidated Financial Statements.

(3) Calculated as a percent of minimum lease payments receivable for leases and as a percent of principal outstanding for loans and factoring receivables.

(4) Represents interest which was recognized during the period on non-accrual loans and leases, prior to non-accrual status.

(5) Represents interest which would have been recorded on non-accrual loans and leases had they performed in accordance with their contractual terms during the period.

Net investments in finance receivables are generally charged-off when they are contractually past due for 121 days and are reported net of recoveries. Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when a lease or loan becomes less than 90 days delinquent.

Net charge-offs for the year ended December 31, 2009 were $30.3 million, or 5.42% of average total finance receivables, compared to $27.2 million, or 3.80% of average total finance receivables, for the year ended December 31, 2008. Approximately ¾ of the 1.62% increase from 2008 was related to the impact on the calculation of the decrease in average total finance receivables, and approximately ¼ of the percentage increase was due to the $3.1 million increase in net charge-offs. The increase in net charge-offs during 2009 compared to prior periods is primarily due to worsening general economic trends.

The Company's net charge-offs began increasing during 2007, primarily due to worsening general economic trends from the favorable experience of 2006. These trends continued to worsen during 2008 and 2009. The economic environment has most significantly impacted the performance of interest rate-sensitive industries in our portfolio, specifically companies in the construction, financial services, mortgage and real estate businesses. Though these industries comprised approximately 9% of the total portfolio at December 31, 2009, approximately 17% of the charge-off activity for the year ended December 31, 2009 related to these industries. During 2007 and 2008, the Company increased collection activities and strengthened underwriting criteria for these industries and for the geographical areas most affected by these industries, specifically California and Florida. These trends continue to be closely monitored. In addition, during 2009 the Company discontinued substantially all origination activity from indirect origination channels, due to the higher credit risk associated with these channels.

Delinquent accounts greater than 60 days past due (as a percentage of minimum lease payments receivable for leases and as a percentage of principal outstanding for loans and factoring receivables) increased to 1.67% at December 31, 2009 from 1.59% at December 31, 2008. Worsening general economic trends have resulted in increased delinquencies, as discussed above. Supplemental information regarding loss statistics and delinquencies is available on the investor relations section of Marlin's website at www.marlincorp.com.

In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. The factors and trends discussed above were included in the Company's analysis to determine its allowance for credit losses. (See "Critical Accounting Policies.")

Residual Performance

Our leases offer our end user customers the option to own the purchased equipment at lease expiration. Based on the minimum lease payments receivable as of December 31, 2009, approximately 71% of our leases were one dollar purchase option leases, 26% were fair market value leases and 3% were fixed purchase option leases, the latter of which typically are 10% of the original equipment cost. As of December 31, 2009, there were $43.9 million of residual assets retained on our Consolidated Balance Sheet of which $35.1 million, or 79.9%, were related to copiers. As of December 31, 2008, there were $51.2 million of residual assets retained on our Consolidated Balance Sheet of which $40.5 million, or 79.2%, were related to copiers. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2009 and 2008, respectively. Improvements in technology and other market changes, particularly in copiers, could adversely impact our ability to realize the recorded residual values of this equipment.

Fee income included approximately $5.4 million, $5.9 million, and $5.9 million of net residual income for the years ended December 31, 2009, 2008 and 2007, respectively. Net residual income includes income from lease renewals and gains and losses on the realization of residual values of leased equipment disposed at the end of term.

Our leases generally include automatic renewal provisions and many leases continue beyond their initial contractual term. We consider renewal income a component of residual performance. For the years ended December 31, 2009, 2008 and 2007 renewal income, net of depreciation, amounted to $7.2 million, $7.0 million and $6.6 million and net losses on residual values on equipment disposed amounted to $1.8 million, $1.1 million and $640,000, respectively. The primary driver of the changes was a shift in the mix of the amounts and types of equipment disposed at the end of the term.

Liquidity and Capital Resources

Our business requires a substantial amount of cash to operate and grow. Our primary liquidity need is for new originations. In addition, we need liquidity to pay interest and principal on our borrowings, to pay fees and expenses incurred in connection with our securitization transactions, to fund infrastructure and technology investment and to pay administrative and other operating expenses.

We are dependent upon the availability of financing from a variety of funding sources to satisfy these liquidity needs. Historically, we have relied upon four principal types of third-party financing to fund our operations:

- borrowings under a revolving, short-term or long-term bank facility;
- financing of leases and loans in CP conduit warehouse facilities;
- financing of leases through term note securitizations; and
- FDIC-insured certificates of deposit issued by our wholly-owned subsidiary, MBB.

On March 20, 2007, the FDIC approved the application of our wholly-owned subsidiary, MBB, to become an industrial bank chartered by the State of Utah. MBB commenced operations effective March 12, 2008. MBB provides diversification of the Company's funding sources and, over time, may add other product offerings to better serve our customer base. From its opening to December 31, 2009, MBB has funded $133.7 million of leases and loans through its initial capitalization of $12 million and its issuance of $115.6 million in FDIC-insured deposits at an average borrowing rate of 3.65%.

On December 31, 2008, Marlin Business Services Corp. received approval from the Federal Reserve Bank of San Francisco ("FRB") to become a bank holding company upon conversion of MBB from an industrial bank to a commercial bank. In January 2009, MBB became a commercial bank and a member of the Federal Reserve System, and Marlin Business Services Corp. became a bank holding company. MBB is operating in accordance with its original de novo three-year business plan, which assumed total assets of up to $128 million by March 2011 (the end of the three-year de novo period.)

Our strategy has generally included funding new originations, other than those originated by MBB, in the short-term with cash from operations or through borrowings under our CP conduit warehouse facility, our short-term bank facility or our long-term loan facility. Historically, we have executed a term note securitization approximately once a year to refinance and relieve the CP conduit warehouse facility. Due to the impact on borrowing costs from unfavorable market conditions and the available capacity in our warehouse facilities at that time, the Company elected not to complete fixed-rate term note securitizations in 2008 or 2009. The revolving bank facility had a termination date of March 31, 2009, and was subsequently amended to a short-term borrowing facility which was paid off on its revised termination date of June 29, 2009.

As of December 31, 2009, we had $62.5 million in borrowings outstanding under our CP conduit warehouse facility. The CP conduit warehouse facility had a termination date of March 15, 2009, and was subsequently amended to terminate on March 30, 2010. Borrowings under the CP conduit warehouse facility are currently being amortized and there is no available borrowing capacity in the facility. Subsequent to December 31, 2009, we completed an $80.7 million TALF eligible term asset-backed securitization, discussed in more detail on the following page. A portion of the proceeds from the new securitization was used to repay the full amount outstanding under the CP conduit warehouse facility.

On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, Marlin Receivables Corp. ("MRC"), closed on a $75,000,000, three-year committed loan facility ("long-term loan facility") with the Lender Finance division of Wells Fargo Foothill. The facility is secured by a lien on MRC's assets and is supported by guaranties from Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility will be made pursuant to a borrowing base formula, and the proceeds will be used to fund lease originations. The maturity date of the facility is October 9, 2012.

At December 31, 2009 we have approximately $58.5 million of available borrowing capacity through these facilities in addition to available cash and cash equivalents of $37.1 million. Our debt to equity ratio was 2.61 to 1 at December 31, 2009 and 4.41 to 1 at December 31, 2008.

Net cash used in financing activities for the years ended December 31, 2009 and 2008 was $221.2 million and $168.6 million, respectively. Net cash provided by financing activities for the year ended December 31, 2007 was $156.4 million. Financing activities include net advances and repayments on our various borrowing sources.

Net cash provided by investing activities for the years ended December 31, 2009 and 2008 was $184.7 million and $130.4 million, respectively. We used cash in investing activities of $171.3 million for the year ended December 31, 2007. Investing activities primarily relate to lease payment activity and restricted interest-earning deposits with banks.

Additional liquidity is provided by or used by our cash flow from operating activities. We generated net cash from operating activities of $33.4 million, $39.7 million and $23.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

On February 12, 2010 we completed an $80.7 million TALF eligible term asset-backed securitization. This transaction was Marlin's tenth term note securitization and the fifth to earn a AAA rating. As with all of the Company's prior term note securitizations, this financing provides the Company with fixed-cost borrowing and will be recorded in long-term borrowings in the Consolidated Balance Sheets.

This was a private offering made to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, by Marlin Leasing Receivables XII LLC, a wholly owned subsidiary of Marlin Leasing Corporation. DBRS, Inc. and Standard & Poor's Ratings Services have assigned a AAA rating to the senior tranche of this offering. The effective weighted average interest expense over the term of the financing is expected to be approximately 3.13%. A portion of the proceeds of the new securitization was used to repay the full amount outstanding under the CP conduit warehouse facility.

We expect cash from operations, additional borrowings on existing and future credit facilities, funds from certificates of deposit through brokers and other financial institutions, and the completion of additional on-balance sheet term note securitizations to be adequate to support our operations and projected growth.

Total cash and cash equivalents. Our objective is to maintain a low cash balance, investing any free cash in leases and loans. We primarily fund our originations and growth using advances under our long-term bank facility and certificates of deposit issued through MBB. Total cash and cash equivalents available as of December 31, 2009 totaled $37.1 million compared to $40.3 million at December 31, 2008.

Restricted interest-earning deposits with banks. As of December 31, 2009, we also had $63.4 million of cash that was classified as restricted interest-earning deposits with banks, compared to $66.2 million at December 31, 2008. Restricted interest-earning deposits with banks consist primarily of various trust accounts related to our secured debt facilities.

Borrowings. Our primary borrowing relationships each require the pledging of eligible lease and loan receivables to secure amounts advanced. Our aggregate outstanding secured borrowings amounted to $307.0 million

at December 31, 2009 and $543.3 million at December 31, 2008. Borrowings outstanding under the Company's revolving or short-term credit facilities and long-term debt consist of the following:

	For the 12 Months Ended December 31, 2009				As of December 31, 2009		
	Maximum Facility Amount	Maximum Month End Amount Outstanding	Average Amount Outstanding	Weighted Average Coupon	Amounts Outstanding	Weighted Average Coupon	Unused Capacity[1]
	(Dollars in thousands)						
Revolving or short-term bank facility[2]	$ —	$ 16,839	$ 4,421	2.92%	$ —	—%	$ —
Federal funds purchased	1,200	1,200	3	0.65%	—	—%	1,200
CP conduit warehouse facility[3]	—	111,380	90,167	4.88%	62,541	5.15%	—
Term note securitizations[4]	—	419,167	330,110	5.67%	226,716	6.03%	—
Long-term loan facility	75,000	17,729	3,084	5.50%	17,729	5.50%	57,271
	$76,200		$427,785	5.47%	$306,986	5.82%	$58,471

(1) Does not include MBB's access to the Federal Reserve Discount Window, which is based on the amount of assets MBB chooses to pledge. Based on assets pledged at December 31, 2009, MBB had $8.2 million in unused, secured borrowing capacity at the Federal Reserve Discount Window.

(2) Paid off and not renewed at June 29, 2009. Therefore, there was no unused capacity at December 31, 2009.

(3) Converted from a revolving facility to an amortizing facility in March, 2009.

(4) Our term note securitizations are one-time fundings that pay down over time without any ability for us to draw down additional amounts.

Revolving bank facility/short-term bank facility. As of December 31, 2008, the Company had a committed revolving line of credit with several participating banks to provide up to $40.0 million in borrowings. The revolving bank facility had a termination date of March 31, 2009, and was subsequently amended to a short-term borrowing facility scheduled to terminate on June 29, 2009. The Company elected to pay off the balance outstanding at the termination date. Therefore, there were no outstanding borrowings under this facility at December 31, 2009. There were $20.0 million of outstanding borrowings under this facility at December 31, 2008. For the years ended December 31, 2009 and 2008, the Company incurred commitment fees on the unused portion of the credit facility of $24,000 and $138,000, respectively.

Our weighted average outstanding borrowings under this facility were $4.4 million for the year ended December 31, 2009 compared to $18.5 million for the year ended December 31, 2008. We incurred interest expense under this facility of $129,000 for the year ended December 31, 2009 compared to $808,000 for the year ended December 31, 2008.

Federal funds line of credit with correspondent bank. MBB has established a federal funds line of credit with a correspondent bank. This line allows for both selling and purchasing of federal funds. The amount that can be drawn against the line is limited to $1.2 million.

Federal Reserve Discount Window ("Federal Reserve Advances"). In addition, MBB has received approval to borrow from the Federal Reserve Discount Window based on the amount of assets MBB chooses to pledge. Based on assets pledged at December 31, 2009, MBB had $8.2 million in unused, secured borrowing capacity at the Federal Reserve Discount Window.

CP conduit warehouse facility. We have a CP conduit warehouse facility that, until March 31, 2009, allowed us to borrow, repay and re-borrow based on a borrowing base formula. In these transactions, we transferred pools of leases and interests in the related equipment to special purpose, bankruptcy remote subsidiaries. These special purpose entities in turn pledged their interests in the leases and related equipment to an unaffiliated conduit entity, which generally issued commercial paper to investors. The warehouse facility allowed the Company on an ongoing basis to transfer lease receivables to a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issued variable-rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period.

This facility was scheduled to expire in March 2009, and was amended to (1) extend the termination date to March 30, 2010, (2) convert the facility from a revolving facility to an amortizing facility, and (3) revise the interest rate margin and fees. Borrowings outstanding under this facility were $62.5 million and $81.9 million at December 31, 2009 and December 31, 2008, respectively. There is no additional borrowing capacity under this facility. For the year ended December 31, 2009, the weighted average interest rate was 4.88%. For the year ended December 31, 2008, the weighted average interest rate was 5.37%. The facility requires that the Company limit its exposure to adverse interest rate movements on the variable-rate notes through entering into interest-rate cap agreements.

Subsequent to December 31, 2009, the CP conduit warehouse facility was fully repaid from the proceeds of the term asset-backed securitization that closed on February 12, 2010.

Term note securitizations. Since our founding through December 31, 2009, we have completed nine on-balance-sheet term note securitizations of which three remain outstanding. In connection with each securitization transaction, we have transferred leases to our wholly-owned, special purpose bankruptcy remote subsidiaries and issued term debt collateralized by such commercial leases to institutional investors in private securities offerings. Our term note securitizations differ from our CP conduit warehouse facility primarily in that our term note securitizations have fixed terms, fixed interest rates and fixed principal amounts. Our securitizations do not qualify for sales accounting treatment due to certain call provisions that we maintain and because the special purpose entities also hold residual assets. Accordingly, assets and the related debt of the special purpose entities are included in our Consolidated Balance Sheets. Our leases and interest-earning deposits with banks are assigned as collateral for these borrowings and there is no further recourse to the general credit of the Company. By entering into term note securitizations, we have historically reduced the outstanding borrowings under our CP conduit warehouse facility in order to increase the amount available to us under this facility to fund additional lease originations. Our current strategy includes using term note securitizations to periodically reduce the outstanding borrowings under our long-term loan facility to increase the amount available to us to fund additional lease originations. Failure to periodically pay down the outstanding borrowings under our long-term loan facility or CP conduit warehouse facility, or to increase such facilities, would significantly limit our ability to grow our lease portfolio. At December 31, 2009 and at December 31, 2008, outstanding term note securitizations amounted to $226.7 million and $441.4 million, respectively.

As of December 31, 2009, $238.2 million of our net investment in leases and loans was pledged to our term note securitizations. Each of our outstanding term note securitizations is summarized below:

	Notes Originally Issued	Outstanding Balance as of December 31, 2009	Scheduled Maturity Date	Original Coupon Rate
	(Dollars in thousands)			
2005 — 1				
Class A-1	$ 92,000	$ —	August 2006	4.05%
Class A-2	73,500	—	January 2008	4.49
Class A-3	50,000	—	November 2008	4.63
Class A-4	46,749	—	August 2012	4.75
Class B	55,546	2,832	August 2012	5.09
Class C	22,765	11,003	August 2012	5.67
	$340,560	$ 13,835		4.60%(1)(2)
2006 — 1				
Class A-1	$100,000	$ —	September 2007	5.48%
Class A-2	65,000	—	November 2008	5.43
Class A-3	65,000	—	December 2009	5.34
Class A-4	62,761	23,696	September 2013	5.33
Class B	62,008	24,260	September 2013	5.63
Class C	25,413	12,967	September 2013	6.20
	$380,182	$ 60,923		5.51%(1)(3)
2007 — 1				
Class A-1	$112,000	$ —	July 2008	5.21%
Class A-2	80,000	—	April 2009	5.35
Class A-3	75,000	29,574	April 2010	5.32
Class A-4	72,174	72,174	May 2011	5.37
Class B	32,975	15,405	May 2011	5.82
Class C	38,864	18,156	May 2011	6.31
Class D	29,442	16,649	May 2011	7.30
	$440,455	$151,958		5.70%(1)(4)
Total Term Note Securitizations		$226,716		

(1) Represents the original weighted average initial coupon rate for all tranches of the securitization. In addition to this coupon interest, term note securitizations also have other transaction costs which are amortized over the life of the borrowings as additional interest expense.

(2) The weighted average coupon rate of the 2005-1 term note securitization will approximate 4.81% over the term of the borrowing.

(3) The weighted average coupon rate of the 2006-1 term note securitization will approximate 5.51% over the term of the borrowing.

(4) The weighted average coupon rate of the 2007-1 term note securitization will approximate 5.70% over the term of the borrowing.

Long-term loan facility. On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, Marlin Receivables Corp. ("MRC"), closed on a $75,000,000, three-year committed loan facility with the Lender Finance division of Wells Fargo Foothill. The facility is secured by a lien on MRC's assets and is supported by guaranties from the Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility

will be made pursuant to a borrowing base formula, and the proceeds will be used to fund lease originations. The maturity date of the facility is October 9, 2012. An event of default such as non-payment of amounts when due under the loan agreement or a breach of covenants may accelerate the maturity date of the facility.

Item subsequent to December 31, 2009. On February 12, 2010 we completed an $80.7 million TALF eligible term asset-backed securitization. This transaction was Marlin's tenth term note securitization and the fifth to earn a AAA rating. As with all of the Company's prior term note securitizations, this financing provides the Company with fixed-cost borrowing and will be recorded in long-term borrowings in the Consolidated Balance Sheets.

This was a private offering made to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, by Marlin Leasing Receivables XII LLC, a wholly owned subsidiary of Marlin Leasing Corporation. DBRS, Inc. and Standard & Poor's Ratings Services have assigned a AAA rating to the senior tranche of this offering. The effective weighted average interest expense over the term of the financing is expected to be approximately 3.13%. A portion of the proceeds of the new securitization was used to repay the full amount outstanding under the CP conduit warehouse facility.

Financial Covenants

Our secured borrowing arrangements have numerous covenants, restrictions and default provisions that we must comply with in order to obtain funding through the facilities and to avoid an event of default. A change in the Chief Executive Officer or Chief Operating Officer is an event of default under our long-term loan facility and CP conduit warehouse facility, unless we hire a replacement acceptable to our lenders within 120 days. Such an event is also an immediate event of service termination under the term note securitizations.

A merger or consolidation with another company in which the Company is not the surviving entity is also an event of default under the financing facilities. The Company's long-term loan facility contains an acceleration clause allowing the creditor to accelerate the scheduled maturities of the obligation under certain conditions that may not be objectively determinable (for example, "if a material adverse change occurs"). In addition, the CP conduit warehouse facility contains a cross-default provision whereby certain defaults under a term note securitization would also be an event of default. An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility.

Some of the critical financial and credit quality covenants under our borrowing arrangements as of December 31, 2009 include:

	Actual[(1)]	Requirement
Tangible net worth minimum	$148.5 million	$138.2 million
Debt-to-equity ratio maximum	2.7 to 1	10.0 to 1
Maximum servicer senior leverage ratio	2.3 to 1	4.0 to 1
Four-quarter rolling average interest coverage ratio minimum	1.70 to 1	1.50 to 1
Maximum portfolio delinquency ratio	1.68%	3.50%
Maximum charge-off ratio	5.69%	7.00%

(1) Calculations are based on specific contractual definitions and subsidiaries per the applicable debt agreements, which may differ from ratios or amounts presented elsewhere in this document.

As of December 31, 2009, the Company was in compliance with terms of the CP conduit warehouse facility, the long-term loan facility and the term note securitization agreements.

Bank Capital and Regulatory Oversight

On January 13, 2009, in connection with the conversion of MBB from an industrial bank to a commercial bank, we became a bank holding company by order of the Federal Reserve Board and are subject to regulation under the Bank Holding Company Act ("BHCA"). All of our subsidiaries may be subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board.

MBB is also subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including minimum capital standards, reserve requirements, terms on which a bank may engage in transactions with its affiliates, restrictions as to dividend payments, and numerous other aspects of its operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders.

There are a number of restrictions on bank holding companies that are designed to minimize potential loss to depositors and the FDIC insurance funds. If an FDIC-insured depository subsidiary is "undercapitalized", the bank holding company is required to ensure (subject to certain limits) the subsidiary's compliance with the terms of any capital restoration plan filed with its appropriate banking agency. Also, a bank holding company is required to serve as a source of financial strength to its depository institution subsidiaries and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the BHCA, the Federal Reserve Board has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness and stability of a depository institution subsidiary of the bank holding company.

Capital adequacy. Under the risk-based capital requirements applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered "well-capitalized"). At least 4% out of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles ("Tier 1 Capital"). The remainder of total capital ("Tier 2 Capital") may consist of certain perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for loan and lease losses, allowance for credit losses on off-balance-sheet credit exposures, and unrealized gains on equity securities.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of Tier 1 Capital to adjusted quarterly average total assets less certain amounts ("leverage amounts") equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board's guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (*i.e.*, after deducting all intangibles) in evaluating proposals for expansion or new activities. MBB is subject to similar capital standards promulgated by the Federal Reserve Board.

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 capital. In addition to the risk-based capital guidelines, the Federal Reserve Board has adopted a minimum leverage capital ratio under which a bank holding company must maintain a level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage capital ratio of at least 4%.

At December 31, 2009, MBB's Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 15.55%, 16.07% and 17.12%, respectively, compared to requirements for well-capitalized status of 5%, 6% and 10%, respectively. At December 31, 2009, Marlin Business Services Corp.'s Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 24.89%, 30.19% and 31.45%, respectively, compared to requirements for well-capitalized status of 5%, 6% and 10%, respectively.

Pursuant to the Order issued by the FDIC on March 20, 2007 (the "Order"), MBB was required to have beginning paid-in capital funds of not less than $12.0 million and must keep its total risk-based capital ratio above 15%. MBB's equity balance at December 31, 2009 was $16.1 million, which qualifies for "well capitalized" status. On January 20, 2009, we submitted a request to modify the Order issued when MBB became an industrial bank to

eliminate certain inconsistencies between the Order and the FRB Approval of MBB as a commercial bank. Until we receive the FDIC's response to our submission, MBB will continue to operate in accordance with its original de novo three-year business plan, which assumed total assets of up to $128 million by March 2011 (the end of the thee-year de novo period.)

Information on Stock Repurchases

Information on Stock Repurchases is provided in "Part II, Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities," herein.

Contractual Obligations (Excluding Deposits)

In addition to our scheduled maturities on our credit facilities and term debt, we have future cash obligations under various types of contracts. We lease office space and office equipment under long-term operating leases. The contractual obligations under our agreements, credit facilities, term note securitizations, operating leases and commitments under non-cancelable contracts as of December 31, 2009 were as follows:

	Contractual Obligations as of December 31, 2009					
	Borrowings	Interest[1]	Operating Leases	Leased Facilities	Capital Leases	Total
			(Dollars in thousands)			
2010	$195,164	$10,285	$11	$1,576	$38	$207,074
2011	68,277	4,334	8	1,431	35	74,085
2012	41,555	1,435	4	1,460	18	44,472
2013	1,857	44	4	624	—	2,529
2014	133	2	4	0	—	139
Thereafter	—	—	—	—	—	—
Total	$306,986	$16,100	$31	$5,091	$91	$328,299

(1) Interest on the CP conduit warehouse facility and the long-term loan facility is assumed at the December 31, 2009 rate for the remaining term.

Market Interest-Rate Risk and Sensitivity

Market risk is the risk of losses arising from changes in values of financial instruments. We engage in transactions in the normal course of business that expose us to market risks. We attempt to mitigate such risks through prudent management practices and strategies such as attempting to match the expected cash flows of our assets and liabilities.

We are exposed to market risks associated with changes in interest rates and our earnings may fluctuate with changes in interest rates. The lease assets we originate are almost entirely fixed-rate. Accordingly, we generally seek to finance these assets with fixed interest cost term note securitization borrowings that we issue periodically. Between term note securitization issues, we have historically financed our new lease and loan originations through a combination of variable-rate warehouse facilities and working capital. Our mix of fixed- and variable-rate borrowings and our exposure to interest-rate risk changes over time. Over the past twelve months, the mix of variable-rate borrowings to total borrowings has ranged from none to 26.1% and averaged 23.3%. Our highest exposure to variable-rate borrowings generally occurs just prior to the issuance of a term note securitization. At December 31, 2009, $80.3 million, or 26.1%, of our borrowings were variable-rate borrowings.

We use derivative financial instruments to attempt to further reduce our exposure to changing cash flows caused by possible changes in interest rates. We use forward starting interest-rate swap agreements to reduce our exposure to changing market interest rates prior to issuing a term note securitization. In this scenario, we usually enter into a forward starting swap to coincide with the forecasted pricing date of future term note securitizations. The intention of this derivative is to reduce possible variations in future cash flows caused by changes in interest

rates prior to our forecasted securitization. The value of the derivative contract correlates with the movements of interest rates, and we may choose to hedge all or a portion of forecasted transactions.

All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment pursuant to the Derivatives and Hedging Topic of the FASB ASC.

Prior to July 1, 2008, these interest-rate swap agreements were designated and accounted for as cash flow hedges of specific term note securitization transactions, as prescribed by U.S. GAAP. Under hedge accounting, the effective portion of the gain or loss on a derivative designated as a cash flow hedge was reported net of tax effects in accumulated other comprehensive income on the Consolidated Balance Sheets, until the pricing of the related term note securitization.

Certain of these agreements were terminated simultaneously with the pricing of the related term note securitization transactions. For each terminated agreement, the realized gain or loss was deferred and recorded in the equity section of the Consolidated Balance Sheets, and is being reclassified into earnings as an adjustment to interest expense over the terms of the related term note securitizations.

While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting. By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, is recognized immediately in loss on derivatives. This change creates volatility in our results of operations, as the fair value of our derivative financial instruments changes over time, and this volatility may adversely impact our results of operations and financial condition.

For the forecasted transactions that were probable of occurring, the derivative gain or loss in accumulated other comprehensive income as of June 30, 2008 would have been reclassified into earnings as an adjustment to interest expense over the terms of the related forecasted borrowings, consistent with hedge accounting treatment. At the time that any related forecasted borrowing was no longer probable of occurring, the related gain or loss in accumulated other comprehensive income became recognized immediately in earnings.

During 2009 and 2008, the Company concluded that certain forecasted transactions were not probable of occurring on the anticipated date or in the additional time period permitted by U.S. GAAP. As a result, during 2009 an $880,000 pretax ($529,000 after-tax) gain on the related cash flow hedges was reclassified from accumulated other comprehensive income into loss on derivatives. During 2008, a $5.0 million pretax ($3.0 million after-tax) loss on the related cash flow hedges was reclassified from accumulated other comprehensive income into loss on derivatives.

The tables in Note 11 of the Company's Consolidated Financial Statements summarize specific information regarding the active and terminated interest-rate swap agreements described above.

The Company recorded a loss on derivatives for the periods indicated as follows:

	Year Ended December 31,		
	2009	2008[(1)]	2007[(1)]
	(Dollars in thousands)		
Change in fair value of derivative contracts	$(2,839)	$(10,998)	$—
Cash flow hedging gains (losses) on forecasted transactions no longer probable of occurring[(2)]	880	(5,041)	—
Loss on derivatives	$(1,959)	$(16,039)	$—

(1) Prior to July 1, 2008, the Company's derivatives were designated and accounted for as cash flow hedges. Effective July 1, 2008, the Company discontinued the use of hedge accounting and subsequent changes in the fair value of derivative instruments began to be recognized immediately in loss on derivatives in the Consolidated Statements of Operations.

(2) Reclassified from accumulated other comprehensive income

These results are based on the fair value of the Company's derivative contracts at December 31, 2009, and will not necessarily reflect the value at settlement due to inherent volatility in the financial markets. At December 31, 2009, a total of $820,000 of interest-earning cash is assigned as collateral for interest-rate swap agreements.

Cash payments related to the termination of derivative contracts totaled $7.3 million and $3.3 million for the years ended December 31, 2009 and 2008, respectively. Cash payments pursuant to the terms of active derivative contracts totaled $4.7 million and $320,000 for the years ended December 31, 2009 and 2008, respectively.

The Company also uses interest-rate cap agreements that are not designated for hedge accounting treatment to fulfill certain covenants in its special purpose subsidiary's warehouse borrowing arrangements and for overall interest-rate risk management. Accordingly, these interest-rate cap agreements are recorded at fair value in other assets at $119,000 and $53,000 as of December 31, 2009 and December 31, 2008, respectively. The notional amount of interest-rate caps owned as of December 31, 2009 and December 31, 2008 was $121.4 million and $175.8 million, respectively. Changes in the fair values of the caps are recorded in loss on derivatives in the accompanying Consolidated Statements of Operations.

The Company also sells interest-rate caps to offset a portion of the interest-rate caps required to be purchased by the Company's special purpose subsidiary under its warehouse borrowing arrangements. These sales generate premium revenues to offset a portion the premium cost of purchasing the required interest-rate caps. On a consolidated basis, the interest-rate cap positions sold offset a portion of the interest-rate cap positions owned. There were no outstanding notional amounts for interest-rate cap agreements sold at December 31, 2009. As of December 31, 2008, the notional amount of interest-rate cap agreements sold totaled $165.5 million. The fair value of interest-rate cap agreements sold was recorded in other liabilities at $40,000 as of December 31, 2008. Changes in the fair values of the caps are recorded in loss on derivatives in the accompanying Consolidated Statements of Operations.

The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents the contractually scheduled maturities and the related weighted average interest rates as of December 31, 2009 expected as of and for each year ended through December 31, 2013 and for periods thereafter.

	Scheduled Maturities by Calendar Year					
	2010	2011	2012	2013	2014 & Thereafter	Total Carrying Amount
	(Dollars in thousands)					
Debt:						
Fixed-rate debt	$132,623	$68,277	$23,826	$1,857	$ 133	$226,716
Average fixed rate	6.11%	6.40%	7.00%	7.95%	8.25%	6.31%
Variable-rate debt	$ 62,541	$ —	$17,729	$ —	$ —	$ 80,270
Average variable rate	5.15%	—	5.50%	—	—	5.23%
Interest-rate caps purchased:						
Beginning notional balance	$121,409	$70,102	$28,107	$6,000	$1,000	$121,409
Ending notional balance	70,102	28,107	6,000	1,000	—	—
Average receive rate	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Interest-rate caps sold:						
Beginning notional balance	$ —	$ —	$ —	$ —	$ —	$ —
Ending notional balance	—	—	—	—	—	—
Average pay rate	—%	—%	—%	—%	—%	—%
Forward starting interest-rate swaps:						
Beginning notional balance	$100,000	$ —	$ —	$ —	$ —	$100,000
Ending notional balance	—	—	—	—	—	—
Average pay rate	5.09%	—%	—%	—%	—%	5.09%

Our earnings are sensitive to fluctuations in interest rates. The long-term loan facility and CP conduit warehouse facility charge variable rates of interest based on LIBOR, prime rate or commercial paper interest rates. Because our assets are predominantly fixed-rate, increases in these market interest rates would negatively impact earnings and decreases in the rates would positively impact earnings because the rate charged on our borrowings would change faster than our assets could reprice. We would have to offset increases in borrowing costs by adjusting the pricing of our new lease originations or our net interest margin would be reduced. There can be no assurance that we will be able to offset higher borrowing costs with increased pricing of our assets.

For example, the impact of a hypothetical 100 basis point, or 1.00%, increase in the market rates to which our borrowings are indexed for the year ended December 31, 2009 would have been to reduce net interest and fee income by approximately $977,000 based on our average variable-rate borrowings of approximately $97.7 million for the year then ended, excluding the effects of any changes in the value of derivatives, taxes and possible increases in the yields from our lease and loan portfolios due to the origination of new contracts at higher interest rates. The impact of a hypothetical 100 basis point, or 1.00%, increase in the market rates to which our interest-rate swap agreements are indexed would have resulted in an estimated change in fair value of approximately $257,000 at December 31, 2009, which would have been reflected as a reduction in the loss on derivatives in the Consolidated Statements of Operations.

We manage and monitor our exposure to interest-rate risk using balance sheet simulation models. Such models incorporate many of our assumptions about our business including new asset production and pricing, interest rate forecasts, overhead expense forecasts and assumed credit losses. Many of the assumptions we use in our simulation models are based on past experience and actual results could vary substantially.

Selected Quarterly Data (Unaudited)

	Fiscal Year Quarters			
	First	Second	Third	Fourth
	(Dollars in thousands, except per share amounts)			
Year ended December 31, 2009				
Interest income	$ 19,072	$ 17,281	$ 15,591	$ 14,095
Fee income	5,034	4,380	4,288	3,703
Interest and fee income	24,106	21,661	19,879	17,798
Interest expense	7,832	7,444	6,448	5,614
Provision for credit losses	8,748	6,793	5,951	5,697
Gain (Loss) on derivatives	(1,306)	646	(1,164)	(135)
Income tax expense (benefit)	(491)	434	225	179
Net income (loss)	(879)	946	508	461
Basic earnings (loss) per share	(0.08)	0.08	0.04	0.04
Diluted earnings (loss) per share	(0.08)	0.08	0.04	0.04
Net investment in leases and loans	620,934	555,082	499,556	448,610
Total assets	763,639	690,646	628,057	565,803
Net deferred income tax liability	13,382	12,979	13,317	16,037
Total liabilities	617,983	543,985	480,599	417,565
Retained earnings	61,791	62,737	63,245	63,706
Total stockholders' equity	145,656	146,661	147,458	148,238
Year ended December 31, 2008				
Interest income	$ 22,953	$ 21,870	$ 21,062	$ 20,214
Fee income	5,235	5,252	5,534	5,333
Interest and fee income	28,188	27,122	26,596	25,547
Interest expense	10,247	9,359	8,790	8,484
Provision for credit losses	7,006	6,530	8,602	9,356
Loss on derivatives	—	—	(3,280)	(12,759)
Income tax expense (benefit)	1,157	985	(425)	(4,878)
Net income (loss)	1,359	1,700	(941)	(7,348)
Basic earnings (loss) per share	0.11	0.14	(0.08)	(0.62)
Diluted earnings (loss) per share	0.11	0.14	(0.08)	(0.62)
Net investment in leases and loans	752,150	730,042	700,170	669,109
Total assets	871,448	854,192	802,533	794,431
Net deferred income tax liability	13,748	13,959	14,307	15,119
Total liabilities	724,677	702,628	650,915	647,806
Retained earnings	69,259	70,959	70,017	62,670
Total stockholders' equity	146,771	151,564	151,618	146,625

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") confirmed that the FASB Accounting Standards Codification ("ASC") would become the single official source of authoritative U.S. GAAP (other than guidance issued by the SEC), superseding all other accounting literature except that issued by the SEC. The Codification does not change U.S. GAAP. However, as a result, only one level of authoritative U.S. GAAP exists. All other literature is considered non-authoritative. The FASB ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Therefore, we have changed the way specific accounting standards are referenced in our consolidated financial statements.

On June 16, 2008, the FASB issued FASB Staff Position No. Emerging Issues Task Force 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"), which was subsequently included in the Earnings Per Share Topic of the FASB ASC. This guidance concluded that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities to be included in the computation of earnings per share ("EPS") using the two-class method. The guidance was effective for fiscal years beginning after December 15, 2008 on a retrospective basis, including interim periods within those years.

In this report for the annual period ended December 31, 2009, the Company has retrospectively adjusted its earnings per share data to conform to the provisions of FSP EITF 03-6-1, as incorporated in the Earnings Per Share Topic of the FASB ASC. The adoption of these provisions resulted in an increase of approximately 1% in the weighted average number of shares used in computing basic and diluted EPS for the year ended December 31, 2007, which reduced both basic and diluted earnings per share by $0.02. There was no change in the weighted average number of shares used in computing basic and diluted loss per share for the year ended December 31, 2008 because the inclusion of additional shares would have been anti-dilutive.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP FAS 157-4"), which was subsequently incorporated in the Fair Value Measurements and Disclosures Topic of the ASC. This guidance provided additional direction in determining whether a market for a financial asset is inactive and, if so, whether transactions in that market are distressed, in order to determine whether an adjustment to quoted prices is necessary to estimate fair value. This additional guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The adoption of the guidance did not have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In April 2009, the FASB issued FASB Staff Position No. 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*, which was subsequently incorporated in the Financial Instruments Topic of the FASB ASC. This guidance requires disclosures about the fair value of an entity's financial instruments, whenever financial information is issued for interim reporting periods. The additional guidance was effective for interim periods ending after June 15, 2009. Accordingly, the Company has included these disclosures in its Notes to Consolidated Financial Statements.

In May 2009, the FASB issued FASB Statement No. 165, *Subsequent Events*, which was subsequently incorporated in the Subsequent Events Topic of the FASB ASC. The new guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The circumstances under which these events or transactions should be recognized or disclosed in financial statements were defined. Disclosure of the date through which subsequent events have been evaluated was also required, as well as whether that date was the date the financial statements were issued or the date the financial statements were available to be issued.

The new guidance was effective for interim or annual reporting periods ending after June 15, 2009. In February 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09 to further amend the Subsequent Events Topic of the FASB ASC. ASU 2010-09 removed the requirement for an entity that is an SEC filer to disclose the date through which subsequent events have been evaluated. Although we have evaluated events and transactions that occurred after the balance sheet date through the issuance date of these financial statements to determine if financial statement recognition or additional disclosure is required, the Company has discontinued the separate evaluation date disclosure in its Notes to Consolidated Financial Statements.

In June 2009, the FASB issued two standards changing the accounting for securitizations. FASB Statement No. 166, *Accounting for Transfers of Financial Assets,* is a revision to FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It also changes the requirements for derecognizing financial assets, and requires additional disclosures. These changes have been incorporated in the Transfers and Servicing Topic of the FASB ASC.

FASB Statement No. 167, *Amendments to FASB Interpretation No. 46(R)*, is a revision to FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities*, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This change has been incorporated in the Consolidation Topic of the FASB ASC, and requires additional disclosures about involvement with variable interest entities, the related risk exposure due to that involvement, and the impact on the entity's financial statements.

The new guidance for the accounting for securitizations will be effective for the Company on January 1, 2010. Early application is not permitted. The adoption of the new requirements is not expected to have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In August 2009, the FASB issued Accounting Standards Update 2009-05, *Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value*. This guidance provides clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, fair value should be measured using one or more specific techniques outlined in the update. The guidance was effective for the first reporting period after issuance. The adoption of the guidance did not have a material impact on the consolidated earnings, financial position or cash flows of the Company.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

The information appearing in the section captioned "Management's Discussion and Analysis of Operations and Financial Condition — Market Interest-Rate Risk and Sensitivity" under Item 7 of this Form 10-K is incorporated herein by reference.

Item 8. ***Financial Statements and Supplementary Data***

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control — Integrated Framework.*

Management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on the criteria set forth by the COSO of the Treadway Commission in *Internal Control — Integrated Framework.*

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

March 5, 2010

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103
USA

Tel: 215-246-2300
Fax: 215-569-2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries
Mount Laurel, New Jersey

We have audited the internal control over financial reporting of Marlin Business Services Corp. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 5, 2010 expressed an unqualified opinion on those financial statements.



Philadelphia, Pennsylvania
March 5, 2010

Member of
Deloitte Touche Tohmatsu

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	69
Consolidated Balance Sheets	70
Consolidated Statements of Operations	71
Consolidated Statements of Stockholders' Equity	72
Consolidated Statements of Cash Flows	73
Notes to Consolidated Financial Statements	74

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103
USA

Tel: 215-246-2300
Fax: 215-569-2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marlin Business Services Corp. and Subsidiaries
Mount Laurel, New Jersey

We have audited the accompanying consolidated balance sheets of Marlin Business Services Corp. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marlin Business Services Corp. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.



Philadelphia, Pennsylvania
March 5, 2010

Member of
Deloitte Touche Tohmatsu

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(Dollars in thousands, except per-share data)	
ASSETS		
Cash and due from banks	$ 1,372	$ 1,604
Interest-earning deposits with banks	35,685	38,666
Total cash and cash equivalents	37,057	40,270
Restricted interest-earning deposits with banks	63,400	66,212
Net investment in leases and loans	448,610	669,109
Property and equipment, net	2,431	2,961
Property tax receivables	1,135	3,120
Other assets	13,170	12,759
Total assets	$565,803	$794,431
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term borrowings	$ 62,541	$101,923
Long-term borrowings	244,445	441,385
Deposits	80,288	63,385
Other liabilities:		
Fair value of derivatives	2,408	11,528
Sales and property taxes payable	4,197	6,540
Accounts payable and accrued expenses	7,649	7,926
Net deferred income tax liability	16,037	15,119
Total liabilities	417,565	647,806
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common Stock, $0.01 par value; 75,000,000 shares authorized; 12,778,935 and 12,246,405 shares issued and outstanding at December 31, 2009 and 2008, respectively	128	122
Preferred Stock, $0.01 par value; 5,000,000 shares authorized; none issued	—	—
Additional paid-in capital	84,674	83,671
Stock subscription receivable	(3)	(5)
Accumulated other comprehensive income (loss)	(267)	167
Retained earnings	63,706	62,670
Total stockholders' equity	148,238	146,625
Total liabilities and stockholders' equity	$565,803	$794,431

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands, except per-share data)		
Interest income	$ 66,039	$ 86,099	$ 89,754
Fee income	17,405	21,354	20,778
Interest and fee income	83,444	107,453	110,532
Interest expense	27,338	36,880	35,322
Net interest and fee income	56,106	70,573	75,210
Provision for credit losses	27,189	31,494	17,221
Net interest and fee income after provision for credit losses	28,917	39,079	57,989
Other income:			
Insurance income	5,330	6,252	6,064
Loss on derivatives	(1,959)	(16,039)	—
Other income	1,525	1,892	1,838
Other income (loss)	4,896	(7,895)	7,902
Other expense:			
Salaries and benefits	19,071	22,916	21,329
General and administrative	12,854	15,241	13,633
Financing related costs	505	1,418	1,045
Other expense	32,430	39,575	36,007
Income (loss) before income taxes	1,383	(8,391)	29,884
Income tax expense (benefit)	347	(3,161)	11,884
Net income (loss)	$ 1,036	$ (5,230)	$ 18,000
Basic earnings (loss) per share	$ 0.08	$ (0.44)	$ 1.47
Diluted earnings (loss) per share	$ 0.08	$ (0.44)	$ 1.45
Weighted average shares used in computing basic earnings (loss) per share	12,549,167	11,874,647	12,237,263
Weighted average shares used in computing diluted earnings (loss) per share	12,579,806	11,874,647	12,399,786

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Shares	Common Stock	Additional Paid-In Capital	Stock Subscription Receivable	Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
	(Dollars in thousands, except per-share data)						
Balance, December 31, 2006	12,030,259	$120	$81,850	$(18)	$ 1,892	$49,900	$133,744
Issuance of common stock	17,994	—	290	—	—	—	290
Repurchase of common stock	(122,000)	(1)	(1,613)	—	—	—	(1,614)
Exercise of stock options	217,417	2	1,742	—	—	—	1,744
Tax benefit on stock options exercised	—	—	1,220	—	—	—	1,220
Stock option compensation recognized	—	—	413	—	—	—	413
Payment of receivables	—	—	—	11	—	—	11
Restricted stock grant	57,634	1	—	—	—	—	1
Restricted stock compensation recognized	—	—	527	—	—	—	527
Net change related to derivatives, net of tax	—	—	—	—	(5,022)	—	(5,022)
Net income	—	—	—	—	—	18,000	18,000
Balance, December 31, 2007	12,201,304	$122	$84,429	$ (7)	$(3,130)	$67,900	$149,314
Issuance of common stock	36,360	—	148	—	—	—	148
Repurchase of common stock	(333,759)	(3)	(2,380)	—	—	—	(2,383)
Exercise of stock options	46,616	—	145	—	—	—	145
Tax benefit on stock options exercised	—	—	102	—	—	—	102
Stock option compensation recognized	—	—	304	—	—	—	304
Payment of receivables	—	—	—	2	—	—	2
Restricted stock grant	295,884	3	(3)	—	—	—	—
Restricted stock compensation recognized	—	—	926	—	—	—	926
Net change related to derivatives, net of tax	—	—	—	—	3,297	—	3,297
Net income (loss)	—	—	—	—	—	(5,230)	(5,230)
Balance, December 31, 2008	12,246,405	$122	$83,671	$ (5)	$ 167	$62,670	$146,625
Issuance of common stock	35,004	1	105	—	—	—	106
Repurchase of common stock	(102,614)	(1)	(399)	—	—	—	(400)
Exercise of stock options	40,424	—	167	—	—	—	167
Tax benefit on stock options exercised	—	—	48	—	—	—	48
Stock option compensation recognized	—	—	298	—	—	—	298
Payment of receivables	—	—	—	2	—	—	2
Restricted stock grant	559,716	6	(6)	—	—	—	—
Restricted stock compensation recognized	—	—	790	—	—	—	790
Net change related to derivatives, net of tax	—	—	—	—	(434)	—	(434)
Net income	—	—	—	—	—	1,036	1,036
Balance, December 31, 2009	12,778,935	$128	$84,674	$ (3)	$ (267)	$63,706	$148,238

See accompanying notes to consolidated financial statements.

MARLIN BUSINESS SERVICES CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 1,036	$ (5,230)	$ 18,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	2,481	2,845	2,877
Stock-based compensation	1,450	1,178	940
Excess tax benefits from stock-based payment arrangements	(48)	(101)	(1,198)
Amortization of deferred net loss (gain) on cash flow hedge derivatives	159	(172)	(2,037)
Change in fair value of derivatives	(1,837)	10,998	—
Cash flow hedge losses (gains) reclassified from accumulated other comprehensive income	(880)	5,041	—
Provision for credit losses	27,189	31,494	17,221
Net deferred income taxes	255	(2,146)	(4,140)
Amortization of deferred initial direct costs and fees	11,843	16,493	16,661
Deferred initial direct costs and fees	(2,561)	(10,126)	(19,269)
Loss on equipment disposed	1,767	1,072	640
Effect of changes in other operating items:			
Other assets	2,528	(6,556)	1,056
Other liabilities	(10,026)	(5,106)	(6,959)
Net cash provided by operating activities	33,356	39,684	23,792
Cash flows from investing activities:			
Purchases of equipment for direct financing lease contracts and funds used to originate loans	(88,934)	(256,554)	(388,376)
Principal collections on leases and loans	270,680	310,600	298,550
Security deposits collected, net of refunds	(4,484)	(2,979)	(2,380)
Proceeds from the sale of equipment	4,999	5,445	5,404
Acquisitions of property and equipment	(418)	(938)	(1,106)
Change in restricted interest-earning deposits with banks	2,812	74,858	(83,365)
Net cash provided by (used in) investing activities	184,655	130,432	(171,273)
Cash flows from financing activities:			
Issuances of common stock	108	150	301
Repurchases of common stock	(400)	(2,383)	(1,614)
Exercise of stock options	167	145	1,744
Excess tax benefits from stock-based payment arrangements	48	101	1,198
Debt issuance costs	(1,728)	(175)	(1,965)
Term note securitization advances	—	—	440,455
Term note securitization repayments	(214,669)	(331,700)	(283,692)
Warehouse and bank facility advances	61,166	192,353	416,006
Warehouse and bank facility repayments	(82,819)	(90,430)	(416,006)
Other short-term borrowing advances	2,200	—	—
Other short-term borrowing repayments	(2,200)	—	—
Increase in deposits	16,903	63,385	—
Net cash provided by (used in) financing activities	(221,224)	(168,554)	156,427
Net increase (decrease) in total cash and cash equivalents	(3,213)	1,562	8,946
Total cash and cash equivalents, beginning of period	40,270	38,708	29,762
Total cash and cash equivalents, end of period	$ 37,057	$ 40,270	$ 38,708
Supplemental disclosures of cash flow information:			
Cash paid for interest on deposits and borrowings	$ 26,059	$ 35,051	$ 34,976
Cash paid for income taxes	499	2,758	15,708

See accompanying notes to consolidated financial statements.

1. The Company

Through its principal operating subsidiary, Marlin Leasing Corporation, Marlin Business Services Corp. ("Company") was incorporated in the Commonwealth of Pennsylvania on August 5, 2003. Through its principal operating subsidiary, Marlin Leasing Corporation, the Company provides equipment leasing and working capital solutions nationwide, primarily to small businesses nationwide in a segment of the equipment leasing market commonly referred to in the leasing industry as the "small-ticket" segment. The Company finances over 100 categories of commercial equipment important to its end user customers including copiers, telephone systems, computers, security systems and certain commercial and industrial equipment. Effective March 12, 2008, the Company also opened Marlin Business Bank ("MBB"), a commercial bank chartered by the State of Utah and a member of the Federal Reserve System. MBB currently provides diversification of the Company's funding sources through the issuance of certificates of deposit. Marlin Business Services Corp. is managed as a single business segment.

References to the "Company," "Marlin," "we," "us," and "our" herein refer to Marlin Business Services Corp. and its wholly-owned subsidiaries, unless the context otherwise requires.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current presentation, pursuant to the requirements of the Securities and Exchange Commission's Regulation S-X, Article 9, applicable to bank holding companies. Certain prior period amounts have also been restated as described in Note 20, Restatement of Prior Financial Statements.

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") confirmed that the FASB Accounting Standards Codification ("ASC") would become the single official source of authoritative U.S. generally accepted accounting principles ("GAAP") (other than guidance issued by the SEC), superseding all other accounting literature except that issued by the SEC. The Codification does not change U.S. GAAP. However, as a result, only one level of authoritative U.S. GAAP exists. All other literature is considered non-authoritative. The FASB ASC is effective for interim and annual periods ending on or after September 15, 2009. Therefore, we have changed the way specific accounting standards are referenced in our consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for income recognition, the residual values of leased equipment, the allowance for credit losses, deferred initial direct costs and fees, late fee receivables, performance assumptions for stock-based compensation awards, the probability of forecasted transactions, the fair value of financial instruments and income taxes. Actual results could differ from those estimates.

At this time, the Company has not elected to report any assets and liabilities using the fair value option available under the Financial Instruments Topic of the FASB ASC.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest-bearing money market funds. For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Restricted Interest-earning Deposits with Banks

Restricted interest-earning deposits with banks consist primarily of various trust accounts related to the Company's secured debt facilities. The balance also includes amounts due from securitizations representing reimbursements of servicing fees and excess spread income.

Net Investment in Leases and Loans

The Company uses the direct finance method of accounting to record direct financing leases and related interest income. At the inception of a lease, the Company records as an asset the minimum future lease payments receivable, plus the estimated residual value of the leased equipment, less unearned lease income. Initial direct costs and fees related to lease originations are deferred as part of the investment and amortized over the lease term. Unearned lease income is the amount by which the total lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income, net of initial direct costs and fees, is recognized as revenue over the lease term using the effective interest method.

Residual values reflect the estimated amounts to be received at lease termination from lease extensions, sales or other dispositions of leased equipment. Estimates are based on industry data and management's experience. Management performs periodic reviews of the estimated residual values recorded and any impairment, if other than temporary, is recognized in the current period.

Allowance for Credit Losses

In accordance with the Contingencies Topic of the FASB ASC, we maintain an allowance for credit losses at an amount sufficient to absorb losses inherent in our existing lease and loan portfolios as of the reporting dates based on our projection of probable net credit losses. We evaluate our portfolios on a pooled basis, due to their composition of small balance, homogenous accounts with similar general credit risk characteristics, diversified among a large cross section of variables including industry, geography, equipment type, obligor and vendor. To project probable net credit losses, we perform a migration analysis of delinquent and current accounts based on historic loss experience. A migration analysis is a technique used to estimate the likelihood that an account will progress through the various delinquency stages and ultimately charge off. In addition to the migration analysis, we also consider other factors including recent trends in delinquencies and charge-offs; accounts filing for bankruptcy; account modifications; recovered amounts; forecasting uncertainties; the composition of our lease and loan portfolios; economic conditions; and seasonality. The various factors used in the analysis are reviewed periodically, and no less frequently than each quarter. We then establish an allowance for credit losses for the projected probable net credit losses based on this analysis. A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level. Our policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Our projections of probable net credit losses are inherently uncertain, and as a result we cannot predict with certainty the amount of such losses. Changes in economic conditions, the risk characteristics and composition of the portfolio, bankruptcy laws, and other factors could impact our actual and projected net credit losses and the related allowance for credit losses. To the degree we add new leases and loans to our portfolios, or to the degree credit quality is worse than expected, we record expense to increase the allowance for credit losses to reflect the estimated net losses inherent in our portfolios. Actual losses may vary from current estimates.

Property and Equipment

The Company records property and equipment at cost. Equipment capitalized under capital leases is recorded at the present value of the minimum lease payments due over the lease term. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or lease term, whichever is shorter. The Company generally uses depreciable lives that range from three to seven years based on equipment type.

Other Assets

Included in other assets on the Consolidated Balance Sheets are transaction costs associated with warehouse facilities and term note securitization transactions that are being amortized over the estimated lives of the related warehouse facilities and the term note securitization transactions using a method which approximates the effective interest method. In addition, other assets include derivative collateral, income taxes receivable, prepaid expenses, accrued fee income and progress payments on equipment purchased to lease.

Securitizations

From inception through December 31, 2009, the Company has completed nine term note securitizations of which six have been repaid. In connection with each transaction, the Company has established a bankruptcy remote special-purpose subsidiary and issued term debt to institutional investors. Under the Transfers and Servicing Topic of the FASB ASC, the Company's securitizations do not qualify for sales accounting treatment due to certain call provisions that the Company maintains as well as the fact that the special purpose entities used in connection with the securitizations also hold the residual assets. Accordingly, assets and related debt of the special purpose entities are included in the accompanying Consolidated Balance Sheets. The Company's leases and interest-earning deposits with banks are assigned as collateral for these borrowings and there is no further recourse to the general credit of the Company. Collateral in excess of these borrowings represents the Company's maximum loss exposure.

Derivatives

The Derivatives and Hedging Topic of the FASB ASC requires recognition of all derivatives at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment pursuant to the accounting standard.

Prior to July 1, 2008, the Company entered into derivative contracts which were accounted for as cash flow hedges under hedge accounting as prescribed by U.S. GAAP. Under hedge accounting, the effective portion of the gain or loss on a derivative designated as a cash flow hedge was reported net of tax effects in accumulated other comprehensive income on the Consolidated Balance Sheets, until the pricing of the related term note securitization. The derivative gain or loss recognized in accumulated other comprehensive income was then reclassified into earnings as an adjustment to interest expense over the terms of the related borrowings.

While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting. By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, is recognized immediately in loss on derivatives. This change creates volatility in our results of operations, as the fair value of our derivative financial instruments changes over time, and this volatility may adversely impact our results of operations and financial condition.

For the forecasted transactions that are probable of occurring, the derivative gain or loss in accumulated other comprehensive income as of June 30, 2008 will be reclassified into earnings as an adjustment to interest expense over the terms of the related forecasted borrowings, consistent with hedge accounting treatment. In the event that the

related forecasted borrowing is no longer probable of occurring, the related gain or loss in accumulated other comprehensive income is recognized in earnings immediately.

The Fair Value Measurements and Disclosures Topic of the FASB ASC establishes a framework for measuring fair value under U.S. GAAP and requires certain disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability at the measurement date (exit price). Because the Company's derivatives are not listed on an exchange, the Company values these instruments using a valuation model with pricing inputs that are observable in the market or that can be derived principally from or corroborated by observable market data.

Interest Income

Interest income is recognized under the effective interest method. The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease. When a lease or loan is 90 days or more delinquent, the contract is classified as non-accrual and we do not recognize interest income on that contract until it is less than 90 days delinquent.

Fee Income

Fee income consists of fees for delinquent lease and loan payments, cash collected on early termination of leases and net residual income. Net residual income includes income from lease renewals and gains and losses on the realization of residual values of leased equipment disposed at the end of term.

At the end of the original lease term, lessees may choose to purchase the equipment, renew the lease or return the equipment to the Company. The Company receives income from lease renewals when the lessee elects to retain the equipment longer than the original term of the lease. This income, net of appropriate periodic reductions in the estimated residual values of the related equipment, is included in fee income as net residual income.

When the lessee elects to return the equipment at lease termination, the equipment is transferred to other assets at the lower of its basis or fair market value. The Company generally sells returned equipment to an independent third party, rather than leasing the equipment a second time. The Company does not maintain equipment in other assets for longer than 120 days. Any loss recognized on transferring the equipment to other assets, and any gain or loss realized on the sale or disposal of equipment to the lessee or to others is included in fee income as net residual income. Management performs periodic reviews of the estimated residual values and any impairment, if other than temporary, is recognized in the current period.

Fee income from delinquent lease payments is recognized on an accrual basis based on anticipated collection rates. At a minimum of every quarter, an analysis of anticipated collection rates is performed based on updates to collection history. Adjustments in assumptions are made as needed based on this analysis. Other fees are recognized when received.

Insurance Income

Insurance income is recognized on an accrual basis as earned over the term of the lease. Payments that are 120 days or more past due are charged against income. Ceding commissions, losses and loss adjustment expenses are recorded in the period incurred and netted against insurance income.

Other Income

Other income includes various administrative transaction fees, fees received from lease syndications and gains on sales of leases.

Initial Direct Costs and Fees

We defer initial direct costs incurred and fees received to originate our leases and loans in accordance with the Receivables Topic and the Nonrefundable Fees and Other Costs Subtopic of the FASB ASC. The initial direct costs and fees we defer are part of the net investment in leases and loans and are amortized to interest income using the effective interest method. We defer third-party commission costs as well as certain internal costs directly related to the origination activity. Costs subject to deferral include evaluating the prospective customer's financial condition, evaluating and recording guarantees and other security arrangements, negotiating terms, preparing and processing documents and closing the transaction. The fees we defer are documentation fees collected at inception. The realization of the deferred initial direct costs, net of fees deferred, is predicated on the net future cash flows generated by our lease and loan portfolios.

Common Stock and Equity

On November 2, 2007, the Board of Directors approved a stock repurchase plan. Under the stock repurchase plan, the Company is authorized to repurchase common stock on the open market. The par value of the shares repurchased is charged to common stock with the excess of the purchase price over par charged against any available additional paid-in capital.

Financing Related Costs

Financing related costs primarily consist of bank commitment fees paid to our financing sources.

Stock-Based Compensation

The Compensation — Stock Compensation Topic of the FASB ASC establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees and non-employees, except for equity instruments held by employee share ownership plans.

The Company measures stock-based compensation cost at grant date, based on the fair value of the awards ultimately expected to vest. Compensation cost is recognized on a straight-line basis over the service period.

We use the Black-Scholes valuation model to measure the fair value of our stock options utilizing various assumptions with respect to expected holding period, risk-free interest rates, stock price volatility, and dividend yield. The assumptions are based on subjective future expectations combined with management judgment.

As required by U.S. GAAP, the Company uses judgment in estimating the amount of awards that are expected to be forfeited, with subsequent revisions to the assumptions if actual forfeitures differ from those estimates. In addition, for performance-based awards the Company estimates the degree to which the performance conditions will be met to estimate the number of shares expected to vest and the related compensation expense. Compensation expense is adjusted in the period such performance estimates change.

Income Taxes

The Income Taxes Topic of the FASB ASC requires the use of the asset and liability method under which deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income

over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items, for example, leases for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Consolidated Balance Sheets. Our management must then assess the likelihood that deferred tax assets will be recovered from future taxable income or tax carry-back availability and, to the extent our management believes recovery is not likely, a valuation allowance must be established. To the extent that we establish a valuation allowance in a period, an expense must be recorded within the tax provision in the Consolidated Statements of Operations.

In accordance with U.S. GAAP, uncertain tax positions taken or expected to be taken in a tax return are subject to potential financial statement recognition based on prescribed recognition and measurement criteria. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. At December 31, 2009 and 2008, there have been no material changes to the liability for uncertain tax positions and there are no significant unrecognized tax benefits.

The periods subject to general examination for the Company's federal return include the 2006 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for the years 2005 through the present are subject to examination.

The Company records penalties and accrued interest related to uncertain tax positions in income tax expense. Such adjustments have historically been minimal and immaterial to our financial results.

Earnings Per Share

The Company follows guidance previously promulgated in Statement of Financial Accounting Standards ("SFAS") No. 128, *Earnings Per Share*, as clarified by the requirements of FASB Staff Position No. Emerging Issues Task Force 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"), which were both subsequently incorporated in the Earnings Per Share Topic of the FASB ASC. This guidance concluded that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities to be included in the computation of earnings per share using the two-class method. The guidance was effective for fiscal years beginning after December 15, 2008 on a retrospective basis, including interim periods within those years.

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period using the two-class method, which includes our unvested restricted stock awards as participating securities. Diluted earnings per share is computed based on the weighted average number of common shares outstanding for the period using the two-class method, which includes our unvested restricted stock awards as participating securities, and the dilutive impact of the exercise or conversion of common stock equivalents, such as stock options, into shares of Common Stock as if those securities were exercised or converted.

In this report for the annual period ended December 31, 2009, the Company has retrospectively adjusted its earnings per share data to conform to the provisions of FSP EITF 03-6-1, as incorporated in the Earnings Per Share Topic of the FASB ASC. The adoption of these provisions resulted in an increase of approximately 1% in the weighted average number of shares used in computing basic and diluted earnings per share for the annual period ended December 31, 2007, which reduced both basic and diluted earnings per share by $0.02. There was no change in the weighted average number of shares used in computing basic and diluted loss per share for the year ended December 31, 2008 because the inclusion of additional shares would have been anti-dilutive.

Recent Accounting Pronouncements

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP FAS 157-4"), which was subsequently incorporated in the Fair Value Measurements and Disclosures Topic of the ASC. This guidance provided additional direction in determining whether a market for a financial asset is inactive and, if so, whether transactions in that market are distressed, in order to determine whether an adjustment to quoted prices is necessary to estimate fair value. This additional guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The adoption of the guidance did not have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In April 2009, the FASB issued FASB Staff Position No. 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments,* which was subsequently incorporated in the Financial Instruments Topic of the FASB ASC. This guidance requires disclosures about the fair value of an entity's financial instruments, whenever financial information is issued for interim reporting periods. The additional guidance was effective for interim periods ending after June 15, 2009. Accordingly, the Company has included these disclosures in its interim period Notes to Consolidated Financial Statements.

In May 2009, the FASB issued FASB Statement No. 165, *Subsequent Events*, which was subsequently incorporated in the Subsequent Events Topic of the FASB ASC. The new guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The circumstances under which these events or transactions should be recognized or disclosed in financial statements were defined. Disclosure of the date through which subsequent events have been evaluated was also required, as well as whether that date was the date the financial statements were issued or the date the financial statements were available to be issued.

The new guidance was effective for interim or annual reporting periods ending after June 15, 2009. In February 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09 to further amend the Subsequent Events Topic of the FASB ASC. ASU 2010-09 removed the requirement for an entity that is an SEC filer to disclose the date through which subsequent events have been evaluated. Although we have evaluated events and transactions that occurred after the balance sheet date through the issuance date of these financial statements to determine if financial statement recognition or additional disclosure is required, the Company has discontinued the separate evaluation date disclosure in its Notes to Consolidated Financial Statements.

In June 2009, the FASB issued two standards changing the accounting for securitizations. FASB Statement No. 166, *Accounting for Transfers of Financial Assets*, is a revision to FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It also changes the requirements for derecognizing financial assets, and requires additional disclosures. These changes have been incorporated in the Transfers and Servicing Topic of the FASB ASC.

FASB Statement No. 167, *Amendments to FASB Interpretation No. 46(R)*, is a revision to FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities*, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This change has been incorporated in the Consolidation Topic of the FASB ASC, and requires additional disclosures about involvement with variable interest entities, the related risk exposure due to that involvement, and the impact on the entity's financial statements.

The new guidance for the accounting for securitizations will be effective for the Company on January 1, 2010. Early application is not permitted. The adoption of the new requirements is not expected to have a material impact on the consolidated earnings, financial position or cash flows of the Company.

In August 2009, the FASB issued Accounting Standards Update 2009-05, *Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value.* This guidance provides clarification that in circumstances in which a quoted price in an active market for an identical liability is not available, fair value should be measured using one or more specific techniques outlined in the update. The guidance was effective for the first reporting period after issuance. The adoption of the guidance did not have a material impact on the consolidated earnings, financial position or cash flows of the Company.

3. Net Investment in Leases and Loans

Net investment in leases and loans consists of the following:

	December 31,	
	2009	2008
	(Dollars in thousands)	
Minimum lease payments receivable	$494,954	$ 752,802
Estimated residual value of equipment	43,928	51,197
Unearned lease income, net of initial direct costs and fees deferred	(74,823)	(119,775)
Security deposits	(7,681)	(12,165)
Loans, net of unamortized deferred fees and costs	4,425	12,333
Allowance for credit losses	(12,193)	(15,283)
	$448,610	$ 669,109

At December 31, 2009, a total of $373.4 million of minimum lease payments receivable are assigned as collateral for the CP conduit warehouse facility, the long-term loan facility and term secured borrowings as further discussed in Note 10.

Initial direct costs net of fees deferred were $10.2 million and $19.5 million as of December 31, 2009 and 2008, respectively, and are netted in unearned income and will be amortized to income using the effective interest method. At December 31, 2009 and 2008, $35.1 million and $40.5 million, respectively, of the estimated residual value of equipment retained on our Consolidated Balance Sheets were related to copiers.

Minimum lease payments receivable under lease contracts and the amortization of unearned lease income, including initial direct costs and fees deferred, are as follows as of December 31, 2009:

	Minimum Lease Payments Receivable	Income Amortization
	(Dollars in thousands)	
Year Ending December 31:		
2010	$234,212	$41,742
2011	150,341	21,239
2012	76,054	8,828
2013	28,539	2,631
2014	5,727	381
Thereafter	81	2
	$494,954	$74,823

Income is not recognized on leases or loans when a default on monthly payment exists for a period of 90 days or more. Income recognition resumes when the contract becomes less than 90 days delinquent. As of December 31, 2009 and 2008, the Company maintained total finance receivables which were on a non-accrual basis of $4.6 million and $6.4 million, respectively. As of December 31, 2009 and 2008, the Company had total finance receivables in

which the terms of the original agreements had been renegotiated in the amount of $4.5 million and $8.3 million, respectively.

4. Concentrations of Risk

As of December 31, 2009, leases approximating 13%, 9%, and 9% of the net investment balance of leases by the Company were located in the states of California, Florida, and New York, respectively. No other state accounted for more than 8% of the net investment balance of leases owned and serviced by the Company as of December 31, 2009. As of December 31, 2009, no single vendor source accounted for more than 3% of the net investment balance of leases owned by the Company. The largest single obligor accounted for less than 1% of the net investment balance of leases owned by the Company as of December 31, 2009. Although the Company's portfolio of leases includes lessees located throughout the United States, such lessees' ability to honor their contracts may be substantially dependent on economic conditions in these states. All such contracts are collateralized by the related equipment. The Company leases to a variety of different industries, including retail, construction, real estate, mortgage brokers, financial services, manufacturing, medical, service and restaurant, among others. To the extent that the economic or regulatory conditions prevalent in such industries change, the lessees' ability to honor their lease obligations may be adversely impacted. The estimated residual value of leased equipment was comprised of 79.9% of copiers as of December 31, 2009. No other group of equipment represented more than 10% of equipment residuals as of December 31, 2009. Improvements and other changes in technology could adversely impact the Company's ability to realize the recorded value of this equipment. There were no impairments of estimated residual value recorded during the years ended December 31, 2009, 2008 or 2007.

The Company enters into derivative instruments with counterparties that generally consist of large financial institutions. The Company monitors its positions with these counterparties and the credit quality of these financial institutions. The Company does not anticipate nonperformance by any of its counterparties. In addition to the fair value of derivative instruments recognized in the Consolidated Financial Statements, the Company could be exposed to increased interest costs in future periods if the counterparties failed.

5. Allowance for Credit Losses

Net investments in leases and loans are generally charged-off when they are contractually past due for 121 days based on the historical net loss rates realized by the Company.

Activity in this account is as follows:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Allowance for credit losses, beginning of period	$ 15,283	$ 10,988	$ 8,201
Charge-offs	(33,575)	(30,231)	(18,022)
Recoveries	3,296	3,032	3,588
Net charge-offs	(30,279)	(27,199)	(14,434)
Provision for credit losses	27,189	31,494	17,221
Balance, end of period	$ 12,193	$ 15,283	$ 10,988

The Company's net charge-offs began increasing during 2007, primarily due to worsening general economic trends. These trends continued to worsen during 2008 and 2009, most significantly impacting the performance of interest rate-sensitive industries in our portfolio, specifically companies in construction, financial services, mortgage and real estate businesses. The increased charge-offs during 2008 and 2009 compared to prior periods are primarily due to the unfavorable changes in the economic environment. The decrease in the allowance for credit

losses from 2008 to 2009 was primarily due to the decrease in overall portfolio levels, partially offset by the impact of weakening economic conditions on delinquency levels.

6. Property and Equipment, Net

Property and equipment consist of the following:

	December 31,		
	2009	2008	Depreciable Life
	(Dollars in thousands)		
Furniture and equipment	$ 2,719	$ 2,815	7 years
Computer systems and equipment	7,351	6,962	3-5 years
Leasehold improvements	566	569	Estimated useful life or remaining lease term, whichever is shorter
Total property and equipment	10,636	10,346	
Less — accumulated depreciation and amortization	(8,205)	(7,385)	
Property and equipment, net	$ 2,431	$ 2,961	

Depreciation and amortization expense was $1.0 million, $1.2 million and $1.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

7. Other Assets

Other assets are comprised of the following:

	December 31,	
	2009	2008
	(Dollars in thousands)	
Income taxes receivable	$ 5,178	$ 4,136
Accrued fees receivable	3,189	3,559
Deferred transaction costs	1,893	1,375
Prepaid expenses	1,360	1,990
Other	1,550	1,699
	$13,170	$12,759

8. Commitments and Contingencies

The Company is involved in legal proceedings, which include claims, litigation and suits arising in the ordinary course of business. In the opinion of management, these actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

As of December 31, 2009, the Company leases all four of its office locations including its executive offices in Mt. Laurel, New Jersey, and its offices in or near Atlanta, Georgia; Philadelphia, Pennsylvania; and Salt Lake City, Utah. These lease commitments are accounted for as operating leases.

The Company has entered into several capital leases to finance corporate property and equipment.

The following is a schedule of future minimum lease payments for capital and operating leases as of December 31, 2009:

	Capital Leases	Operating Leases
	(Dollars in thousands)	
Year Ending December 31:		
2010	$38	$1,587
2011	35	1,439
2012	18	1,464
2013	—	628
2014	—	4
Thereafter	—	—
Total minimum lease payments	$91	$5,122
Less — amount representing interest	(8)	
Present value of minimum lease payments	$83	

Rent expense was $1.1 million, $1.3 million and $1.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has employment agreements with certain senior officers that currently extend through November 12, 2011, with certain renewal options.

9. Short-term and Long-term Borrowings

Borrowings with an original maturity of less than one year are classified as short-term borrowings. The Company's revolving and short-term credit facilities (secured bank facility and commercial paper ("CP") conduit warehouse facility) are classified as short-term borrowings, along with MBB's federal funds purchased. Borrowings with an original maturity of one year or more are classified as long-term borrowings. The Company's term note securitizations and long-term loan facility are classified as long-term borrowings. The Company has generally used its short-term bank facility, CP conduit warehouse facility and long-term loan facility as warehouse facilities for interim financing to fund new originations until the leases may be included in a subsequent securitization.

Borrowings outstanding under the Company's revolving or short-term credit facilities and long-term debt consist of the following:

	December 31,	
	2009	2008
	(Dollars in thousands)	
Revolving/Short-term Bank Facility	$ —	$ 20,048
CP Conduit Warehouse Facility	62,541	81,875
05-1 Term Note Securitization	13,835	42,129
06-1 Term Note Securitization	60,923	123,371
07-1 Term Note Securitization	151,958	275,885
Long-term Loan Facility	17,729	—
Total Borrowings	$306,986	$543,308

The Company's short-term and long-term borrowings are collateralized by certain of the Company's direct financing leases. The Company is restricted from selling, transferring, or assigning these leases or placing liens or

pledges on these leases. At the end of each period, the Company has the following minimum lease payments receivable assigned as collateral:

	December 31,	
	2009	2008
	(Dollars in thousands)	
Revolving/Short-term Bank Facility	$ —	$ 25,418
CP Conduit Warehouse Facility	100,746	124,104
05-1 Term Note Securitization	13,397	43,830
06-1 Term Note Securitization	65,229	135,467
07-1 Term Note Securitization	167,703	318,750
Long-term Loan Facility	26,325	—
	$373,400	$647,569

On June 29, 2009, the Company terminated the secured bank facility and paid off the outstanding balance. In March 2009, the CP conduit warehouse facility was converted from a revolving facility to an amortizing facility, scheduled to mature in March 2010. Subsequent to December 31, 2009, we completed an $80.7 million term asset-backed securitization eligible under the Term Asset-Backed Securities Loan Facility ("TALF") program established by the Federal Reserve. A portion of the proceeds of the new securitization was used to repay the full amount outstanding under the CP conduit warehouse facility.

Revolving Bank Facility/Short-term Bank Facility

As of December 31, 2008, the Company had a committed revolving line of credit with several participating banks to provide up to $40.0 million in borrowings. The revolving bank facility had a termination date of March 31, 2009, and was subsequently amended to a short-term borrowing facility scheduled to terminate on June 29, 2009. The Company elected to pay off the balance outstanding at the termination date. Therefore, there were no outstanding borrowings under this facility at December 31, 2009. There were $20.0 million of outstanding borrowings under this facility at December 31, 2008. For the years ended December 31, 2009, 2008 and 2007, the Company incurred commitment fees on the unused portion of the credit facility of $24,000, $138,000 and $186,000, respectively.

Federal Funds Line of Credit with Correspondent Bank

MBB has established a federal funds line of credit with a correspondent bank. This line allows for both selling and purchasing of federal funds. The amount that can be drawn against the line is limited to $1.2 million. There were no outstanding borrowings under this line of credit at December 31, 2009 or 2008.

Federal Reserve Discount Window ("Federal Reserve Advances")

In addition, MBB has received approval to borrow from the Federal Reserve Discount Window based on the amount of assets MBB chooses to pledge. Based on assets pledged at December 31, 2009, MBB had $8.2 million in unused, secured borrowing capacity at the Federal Reserve Discount Window.

CP Conduit Warehouse Facility

We have a CP conduit warehouse facility that, until March 31, 2009, allowed us to borrow, repay and re-borrow based on a borrowing base formula. In these transactions, we transferred pools of leases and interests in the related equipment to special purpose, bankruptcy remote subsidiaries. These special purpose entities in turn pledged their interests in the leases and related equipment to an unaffiliated conduit entity, which generally issued commercial paper to investors. The warehouse facility allowed the Company on an ongoing basis to transfer lease receivables to

a wholly-owned, bankruptcy remote, special purpose subsidiary of the Company, which issued variable-rate notes to investors carrying an interest rate equal to the rate on commercial paper issued to fund the notes during the interest period.

This facility was scheduled to expire in March 2009, and was amended to (1) extend the termination date to March 30, 2010, (2) convert the facility from a revolving facility to an amortizing facility, and (3) revise the interest rate margin and fees. Subsequent to December 31, 2009, this facility was repaid in full. (See ***Item Subsequent to December 31, 2009,*** below.)

For the years ended December 31, 2009, 2008 and 2007, the weighted average interest rate was 4.88%, 5.37% and 5.84%, respectively. At December 31, 2009 and 2008, borrowings outstanding under this facility were $62.5 million and $81.9 million, respectively. There is no additional borrowing capacity under this facility.

The CP Conduit Warehouse Facility requires that the Company limit its exposure to adverse interest rate movements on the variable-rate notes through entering into interest-rate cap agreements. As of December 31, 2009, the Company had interest-rate cap transactions with notional values of $63.8 million at a weighted average rate of 6.00%. The fair value of these interest-rate cap transactions was $57,000 included in other assets as of December 31, 2009.

Term Note Securitizations

05-1 Transaction — On August 18, 2005, the Company closed a $340.6 million term note securitization. In connection with the 2005-1 transaction, 6 classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 4.81% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2005 term transaction to approximate an average of 4.50% over the term of the borrowing.

06-1 Transaction — On September 21, 2006, the Company closed a $380.2 million term note securitization. In connection with the 2006-1 transaction, 6 classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 5.51% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2006 term transaction to approximate an average of 5.21% over the term of the financing.

07-1 Transaction — On October 24, 2007, the Company closed a $440.5 million term note securitization. In connection with the 2007-1 transaction, 7 classes of fixed-rate notes were issued to investors. The weighted average interest coupon will approximate 5.70% over the term of the financing. After the effects of hedging and other transaction costs are considered, we expect total interest expense on the 2007 term transaction to approximate an average of 6.32% over the term of the financing.

Long-term Loan Facility

On October 9, 2009, Marlin Business Services Corp.'s wholly-owned subsidiary, Marlin Receivables Corp. ("MRC"), closed on a $75,000,000, three-year committed loan facility with the Lender Finance division of Wells Fargo Foothill. The facility is secured by a lien on MRC's assets and is supported by guaranties from the Marlin Business Services Corp. and Marlin Leasing Corporation. Advances under the facility will be made pursuant to a borrowing base formula, and the proceeds will be used to fund lease originations. The maturity date of the facility is October 9, 2012. An event of default such as non-payment of amounts when due under the loan agreement or a breach of covenants may accelerate the maturity date of the facility.

Item Subsequent to December 31, 2009

On February 12, 2010 we completed an $80.7 million term asset-backed securitization eligible under the TALF program established by the Federal Reserve. As with all of the Company's prior term note securitizations, this

financing provides the Company with fixed-cost borrowing and will be recorded in long-term borrowings in the Consolidated Balance Sheets. A portion of the proceeds of the new securitization was used to repay the full amount outstanding under the CP conduit warehouse facility.

Financial Covenants

Under the CP conduit warehouse facility, long-term loan facility and term note securitization agreements, the Company is subject to numerous covenants, restrictions and default provisions. Some of the critical financial and credit quality covenants under our borrowing arrangements as of December 31, 2009 include:

	Actual[1]	Requirement
Tangible net worth minimum	$148.5 million	$138.2 million
Debt-to-equity ratio maximum	2.7 to 1	10.0 to 1
Maximum servicer senior leverage ratio	2.3 to 1	4.0 to 1
Four-quarter rolling average interest coverage ratio minimum	1.70 to 1	1.50 to 1
Maximum portfolio delinquency ratio	1.68%	3.50%
Maximum charge-off ratio	5.69%	7.00%

(1) Calculations are based on specific contractual definitions and subsidiaries per the applicable debt agreements, which may differ from ratios or amounts presented elsewhere in this document.

A change in the Chief Executive Officer or Chief Operating Officer is an event of default under the long-term loan facility and CP conduit warehouse facility unless a replacement acceptable to the Company's lenders is hired within 120 days. Such an event is also an immediate event of service termination under the term note securitizations. A merger or consolidation with another company in which the Company is not the surviving entity is an event of default under the financing facilities. The Company's long-term loan facility contains an acceleration clause allowing the creditor to accelerate the scheduled maturities of the obligation under certain conditions that may not be objectively determinable (for example, "if a material adverse change occurs"). In addition, the CP conduit warehouse facility and the long-term loan facility contain cross default provisions whereby certain defaults under one facility would also be an event of default under the other facilities. An event of default under any of the facilities could result in an acceleration of amounts outstanding under the facilities, foreclosure on all or a portion of the leases financed by the facilities and/or the removal of the Company as servicer of the leases financed by the facility.

As of December 31, 2009, the Company was in compliance with the terms of the CP conduit warehouse facility, the long-term loan facility and the term note securitization agreements.

Scheduled principal and interest payments on outstanding borrowings as of December 31, 2009 are as follows:

	Principal	Interest[1]
	(Dollars in thousands)	
Year Ending December 31:		
2010	$195,164	$10,285
2011	68,277	4,334
2012	41,555	1,435
2013	1,857	44
2014	133	2
Thereafter	—	—
	$306,986	$16,100

(1) Interest on the CP conduit warehouse facility and the long-term loan facility is assumed at the December 31, 2009 rate for the remaining term.

10. Deposits

Effective March 12, 2008, the Company opened MBB. MBB currently provides diversification of the Company's funding sources primarily through the issuance of Federal Deposit Insurance Corporation ("FDIC") insured certificates of deposit raised nationally through various brokered deposit relationships and FDIC-insured retail deposits directly from other financial institutions. As of December 31, 2009, the remaining scheduled maturities of time deposits are as follows:

Period Ending December 31,	Scheduled Maturities
	(Dollars in thousands)
2010	$26,138
2011	23,700
2012	19,028
2013	9,172
2014	2,250
Thereafter	—
	$80,288

All time deposits are in denominations of less than $250,000 and all are fully insured by the FDIC. The weighted average all-in interest rate of deposits outstanding at December 31, 2009 was 3.16%.

11. Derivative Financial Instruments

The Company uses derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities. The accounting for subsequent changes in the fair value of these derivatives depends on whether each has been designated and qualifies for hedge accounting treatment pursuant to U.S. GAAP.

The Company has entered into various forward starting interest-rate swap agreements related to anticipated term note securitization transactions. Prior to July 1, 2008, these interest-rate swap agreements were designated and accounted for as cash flow hedges of specific term note securitization transactions, as prescribed by U.S. GAAP. Under hedge accounting, the effective portion of the gain or loss on a derivative designated as a cash flow hedge was reported net of tax effects in accumulated other comprehensive income on the Consolidated Balance Sheets, until the pricing of the related term note securitization.

These hedges were expected to be highly effective in offsetting the changes in cash flows of the forecasted transactions, and this expected relationship was documented at the inception of each hedge. Prior to July 1, 2008, expected hedge effectiveness was assessed using the dollar-offset "change in variable cash flows" method which involves a comparison of the present value of the cumulative change in the expected future cash flows on the variable side of the interest-rate swap to the present value of the cumulative change in the expected future cash flows on the hedged floating-rate asset or liability. The Company retrospectively measured ineffectiveness using the same methodology. The gain or loss from the effective portion of a derivative designated as a cash flow hedge was recorded net of tax effects in other comprehensive income and the gain or loss from the ineffective portion was reported in earnings.

Certain of these agreements were terminated simultaneously with the pricing of the related term note securitization transactions. For each terminated agreement, the realized gain or loss was deferred and recorded in the equity section of the Consolidated Balance Sheets, and is being reclassified into earnings as an adjustment to interest expense over the terms of the related term note securitizations.

While the Company may continue to use derivative financial instruments to reduce exposure to changing interest rates, effective July 1, 2008, the Company discontinued the use of hedge accounting. By discontinuing hedge accounting effective July 1, 2008, any subsequent changes in the fair value of derivative instruments, including those that had previously been accounted for under hedge accounting, is recognized immediately in loss on derivatives. This change creates volatility in our results of operations, as the fair value of our derivative financial instruments changes over time, and this volatility may adversely impact our results of operations and financial condition.

For the forecasted transactions that were probable of occurring, the derivative gain or loss in accumulated other comprehensive income as of June 30, 2008 would have been reclassified into earnings as an adjustment to interest expense over the terms of the related forecasted borrowings, consistent with hedge accounting treatment. At the time that any related forecasted borrowing was no longer probable of occurring, the related gain or loss in accumulated other comprehensive income became recognized immediately in earnings.

During 2009 and 2008, the Company concluded that certain forecasted transactions were not probable of occurring on the anticipated date or in the additional time period permitted by U.S. GAAP. As a result, during 2009 an $880,000 pretax ($529,000 after-tax) gain on the related cash flow hedges was reclassified from accumulated other comprehensive income into loss on derivatives in the Consolidated Statements of Operations. During 2008, a $5.0 million pretax ($3.0 million after-tax) loss on the related cash flow hedges was reclassified from accumulated other comprehensive income into loss on derivatives in the Consolidated Statements of Operations.

The following tables summarize specific information regarding the active and terminated interest-rate swap agreements described above:

For Active Agreements:

Inception Date Commencement Date	March, 2008 October, 2009	January, 2008 October, 2009	December, 2007 October, 2009	August, 2007 October, 2008	August, 2006 October, 2008
			(Dollars in thousands)		
Notional amount:					
December 31, 2009	$ —	$ —	$ —	$50,000	$50,000
December 31, 2008	$25,000	$25,000	$100,000	$50,000	$50,000
For active agreements:					
Fair value recorded in other assets (liabilities)					
December 31, 2009	$ —	$ —	$ —	$ (1,145)	$ (1,263)
December 31, 2008	$ (653)	$ (922)	$ (3,955)	$ (2,823)	$ (3,175)
Unrealized gain, net of tax, recorded in equity					
December 31, 2009	$ —	$ —	$ —	$ —	$ —
December 31, 2008	$ 246	$ 93	$ 190	$ —	$ —

For Terminated Agreements:

Inception Date Commencement Date Termination Date	January, 2008 October, 2009 October, 2009	December, 2007 October, 2009 October, 2009	March, 2008 October, 2009 May, 2009	August, 2006/2007 October, 2008 September/October, 2008	August, 2006/ 2007 October, 2007 October, 2007	June/September, 2005 September, 2006 September, 2006	October/December, 2004 August, 2005 August, 2005
				(Dollars in thousands)			
Notional amount	$25,000	$100,000	$25,000	$100,000	$300,000	$225,000	$250,000
Realized gain (loss) at termination	$(1,254)	$ (5,287)	$ (775)	$ (3,312)	$ (2,683)	$ 3,732	$ 3,151
Deferred gain (loss), net of tax, recorded in equity:							
December 31, 2009	$ —	$ —	$ —	$ —	$ (357)	$ 90	$ —
December 31, 2008	$ —	$ —	$ —	$ —	$ (777)	$ 399	$ 16
Amortization recognized as increase (decrease) in interest expense:							
Year ended December 31, 2009	$ —	$ —	$ —	$ —	$ 699	$ (514)	$ (26)
Year ended December 31, 2008	$ —	$ —	$ —	$ —	$ 1,136	$ (953)	$ (354)
Expected amortization during next 12 months as increase (decrease) in interest expense	$ —	$ —	$ —	$ —	$ 379	$ (150)	$ —

The Company recorded a loss on derivatives for the periods indicated as follows:

	Year Ended December 31,		
	2009	2008[1]	2007[1]
	(Dollars in thousands)		
Change in fair value of derivative contracts	$(2,839)	$(10,998)	$—
Cash flow hedging gains (losses) on forecasted transactions no longer probable of occurring[2]	880	(5,041)	—
Loss on derivatives	$(1,959)	$(16,039)	$—

(1) Prior to July 1, 2008, the Company's derivatives were designated and accounted for as cash flow hedges. Effective July 1, 2008, the Company discontinued the use of hedge accounting and subsequent changes in the fair value of derivative instruments began to be recognized immediately in loss on derivatives in the Consolidated Statements of Operations.

(2) Reclassified from accumulated other comprehensive income

These results are based on the fair value of the Company's derivative contracts at December 31, 2009, and will not necessarily reflect the value at settlement due to inherent volatility in the financial markets. At December 31, 2009, a total of $820,000 of interest-earning cash is assigned as collateral for interest-rate swap agreements.

Cash payments related to the termination of derivative contracts totaled $7.3 million and $3.3 million for the years ended December 31, 2009 and 2008, respectively. Cash payments pursuant to the terms of active derivative contracts totaled $4.7 million and $320,000 for the years ended December 31, 2009 and 2008, respectively.

The Company also uses interest-rate cap agreements that are not designated for hedge accounting treatment to fulfill certain covenants in its special purpose subsidiary's warehouse borrowing arrangements and for overall interest-rate risk management. Accordingly, these cap agreements are recorded at fair value in other assets at $119,000 and $53,000 as of December 31, 2009 and December 31, 2008, respectively. The notional amount of interest-rate caps owned as of December 31, 2009 and December 31, 2008 was $121.4 million and $175.8 million, respectively. Changes in the fair values of the caps are recorded in loss on derivatives in the accompanying Consolidated Statements of Operations.

The Company also sells interest-rate caps to offset a portion of the interest-rate caps required to be purchased by the Company's special purpose subsidiary under its warehouse borrowing arrangements. These sales generate

premium revenues to offset a portion of the premium cost of purchasing the required interest-rate caps. On a consolidated basis, the interest-rate cap positions sold offset a portion of the interest-rate cap positions owned. There were no outstanding notional amounts for interest-rate cap agreements sold at December 31, 2009. As of December 31, 2008, the notional amount of interest-rate cap agreements sold was $165.5 million. The fair value of interest-rate caps sold was recorded in other liabilities at $40,000 as of December 31, 2008. Changes in the fair values of the caps are recorded in loss on derivatives in the accompanying Consolidated Statements of Operations.

In March 2006, the FASB issued additional guidance on disclosures about derivative instruments and hedging activities, which was subsequently incorporated in the Derivatives and Hedging Topic of the FASB ASC. As a result, enhanced disclosures are required about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The additional requirements are effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The adoption of the new guidance did not have an impact on the consolidated earnings, financial position or cash flows of the Company because it only amended the disclosure requirements for derivatives and hedged items.

12. Fair Value Measurements and Disclosures about the Fair Value of Financial Instruments

Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB ASC establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. Its provisions do not apply to fair value measurements for purposes of lease classification, which is addressed in the Leases Topic of the FASB ASC.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability at the measurement date (exit price). A three-level valuation hierarchy is required for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

The three levels are defined as follows:

- Level 1 — Inputs to the valuation are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs to the valuation may include quoted prices for similar assets and liabilities in active or inactive markets, and inputs other than quoted prices, such as interest rates and yield curves, that are observable for the asset or liability for substantially the full term of the financial instrument.
- Level 3 — Inputs to the valuation are unobservable and significant to the fair value measurement. Level 3 inputs shall be used to measure fair value only to the extent that observable inputs are not available.

The Company uses derivative financial instruments to manage exposure to the effects of changes in market interest rates and to fulfill certain covenants in our borrowing arrangements. All derivatives are recorded on the Consolidated Balance Sheets at their fair value as either assets or liabilities using measurements classified as Level 2. Because the Company's derivatives are not listed on an exchange, the Company values these instruments using a valuation model with pricing inputs that are observable in the market or that can be derived principally from or corroborated by observable market data. The Company's methodology also incorporates the impact of both the Company's and the counterparty's credit standing.

All of the Company's assets and liabilities measured at fair value on a recurring basis are computed using fair value measurements classified as Level 2, and include the following as of December 31, 2009 and 2008:

	Fair Value Measurements Using Level 2 December 31,	
	2009	2008
	(Dollars in thousands)	
Assets		
Interest-rate caps purchased	$ 119	$ 53
Liabilities		
Interest-rate caps sold	—	40
Interest-rate swaps	2,408	11,528

Disclosures about the Fair Value of Financial Instruments

The Financial Instruments Topic of the FASB ASC requires the disclosure of the estimated fair value of financial instruments including those financial instruments not measured at fair value on a recurring basis. This requirement excludes certain instruments, such as the net investment in leases and all nonfinancial instruments.

The fair values shown below have been derived, in part, by management's assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Valuation techniques involve uncertainties and require assumptions and judgments regarding prepayments, credit risk and discount rates. Changes in these assumptions will result in different valuation estimates. The fair values presented would not necessarily be realized in an immediate sale. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets or to other companies' fair value information.

The following summarizes the carrying amount and estimated fair value of the Company's financial instruments:

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Assets:				
Cash and cash equivalents	$ 37,057	$ 37,057	$ 40,270	$ 40,270
Restricted interest-earning deposits with banks	63,400	63,400	66,212	66,212
Loans	4,026	3,969	11,452	11,201
Interest-rate caps purchased	119	119	53	53
Liabilities:				
Short-term borrowings	62,541	62,541	101,923	101,923
Long-term borrowings	244,445	244,477	441,385	433,119
Deposits	80,288	81,903	63,385	64,635
Accounts payable and accrued expenses[1]	11,846	11,846	14,426	14,426
Interest-rate caps sold	—	—	40	40
Interest-rate swaps	2,408	2,408	11,528	11,528

[1] Includes sales and property taxes payable.

The paragraphs which follow describe the methods and assumptions used in estimating the fair values of financial instruments.

(a) Cash and Cash Equivalents

The carrying amounts of the Company's cash and cash equivalents approximate fair value as of December 31, 2009 and 2008, because they bear interest at market rates and have maturities of less than 90 days.

(b) Restricted Interest-earning Deposits with Banks

The Company maintains various interest-earning trust accounts related to our secured debt facilities. The book value of such accounts is included in restricted interest-earning deposits with banks on the accompanying Consolidated Balance Sheet. These accounts earn a floating market rate of interest which results in a fair value approximating the carrying amount at December 31, 2009 and 2008.

(c) Loans

The fair values of loans are estimated by discounting contractual cash flows, using interest rates currently being offered by the Company for loans with similar terms and remaining maturities to borrowers with similar credit risk characteristics. Estimates utilized were based on the original credit status of the borrowers combined with the portfolio delinquency statistics.

(d) Short-term and Long-term Borrowings

The fair value of the Company's debt and secured borrowings was estimated by discounting cash flows at current rates offered to the Company for debt and secured borrowings of the same or similar remaining maturities.

(e) Deposits

The fair value of the Company's deposits was estimated by discounting cash flows at current rates paid by the Company for similar certificates of deposit of the same or similar remaining maturities.

(f) Accounts Payable and Accrued Expenses

The carrying amount of the Company's accounts payable approximates fair value as of December 31, 2009 and 2008, because of the relatively short timeframe to realization.

(g) Interest-Rate Swaps and Interest-Rate Caps

Interest-rate swaps and interest-rate caps are measured at fair value on a recurring basis in accordance with the requirements of the Fair Value Measurements and Disclosures Topic of the FASB ASC, using the inputs and methods described previously in the Fair Value Measurements section of this Note.

13. Income Tax Expense (Benefit)

The Company's income tax provision consisted of the following components:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Current:			
Federal	$ (54)	$(2,147)	$13,490
State	146	1,132	2,534
Total current	92	(1,015)	16,024
Deferred:			
Federal	483	(928)	(3,993)
State	(228)	(1,218)	(147)
Total deferred	255	(2,146)	(4,140)
Total income tax expense (benefit)	$ 347	$(3,161)	$11,884

In accordance with U.S. GAAP, uncertain tax positions taken or expected to be taken in a tax return are subject to potential financial statement recognition based on prescribed recognition and measurement criteria. Based on our evaluation, we concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. At December 31, 2009, there have been no material changes to the liability for uncertain tax positions and there are no significant unrecognized tax benefits. We do not expect our unrecognized tax positions to change significantly over the next twelve months.

The periods subject to general examination for the Company's federal return include the 2006 tax year to the present. The Company files state income tax returns in various states which may have different statutes of limitations. Generally, state income tax returns for the years 2005 through the present are subject to examination.

Deferred income tax expense results principally from the use of different revenue and expense recognition methods for tax and financial accounting purposes, primarily related to lease accounting. The Company estimates these differences and adjusts to actual upon preparation of the income tax returns. The sources of these temporary differences and the related tax effects were as follows:

	December 31,	
	2009	2008
	(Dollars in thousands)	
Deferred income tax assets:		
Allowance for credit losses	$ 4,802	$ 6,071
Interest-rate swaps and caps	1,003	5,000
Accrued expenses	278	281
Deferred income	1,443	1,728
Deferred compensation	1,789	1,513
Other comprehensive income	177	—
Other	142	250
Total deferred income tax assets	9,634	14,843
Deferred income tax liabilities:		
Lease accounting	(23,451)	(26,589)
Deferred acquisition costs	(1,954)	(2,957)
Other comprehensive income	—	(110)
Depreciation	(266)	(306)
Total deferred income tax liabilities	(25,671)	(29,962)
Net deferred income tax liability	$(16,037)	$(15,119)

As of December 31, 2009, the Company has utilized all of its federal net operating loss carryforwards ("NOLs") generated in prior tax years. The federal net operating loss generated in 2008 has been carried back to tax year 2006.

The following is a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	December 31,		
	2009	2008	2007
Statutory federal income tax rate	35.0%	(35.0)%	35.0%
State taxes, net of federal benefit	(9.6)%	(5.7)%	5.1%
Other permanent differences	0.5%	0.1%	(0.6)%
Other, including true-up of deferred tax accounts	(0.8)%	2.9%	0.3%
Effective Rate	25.1%	(37.7)%	39.8%

14. Earnings (Loss) Per Share

The Company follows guidance previously promulgated in SFAS No. 128, Earnings Per Share, as clarified by the requirements of FSP EITF 03-6-1, which were both subsequently incorporated in the Earnings Per Share Topic of the FASB ASC. This guidance concluded that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities to be included in the computation of EPS using the two-class method. The guidance was effective for fiscal years beginning after December 15, 2008 on a retrospective basis, including interim periods within those years.

In this report for the annual period ended December 31, 2009, the Company has retrospectively adjusted its earnings per share data to conform to the provisions of FSP EITF 03-6-1, as incorporated in the Earnings Per Share Topic of the FASB ASC. The adoption of these provisions resulted in an increase of approximately 1% in the weighted average number of shares used in computing basic and diluted EPS for the year ended December 31, 2007, which reduced both basic and diluted earnings per share by $0.02. There was no change in the weighted average number of shares used in computing basic and diluted loss per share for the year ended December 31, 2008 because the inclusion of additional shares would have been anti-dilutive.

The following table provides net income and shares used in computing basic and diluted earnings per common share:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands, except per-share data)		
Net income (loss)	$ 1,036	$ (5,230)	$ 18,000
Weighted average common shares outstanding	11,693,720	11,874,647	12,079,172
Add: Unvested restricted stock awards considered participating securities	855,447	—	158,091
Adjusted weighted average common shares used in computing basic EPS	12,549,167	11,874,647	12,237,263
Add: Effect of dilutive stock options	30,639	—	162,523
Adjusted weighted average common shares used in computing diluted EPS	12,579,806	11,874,647	12,399,786
Net earnings (loss) per common share:			
Basic	$ 0.08	$ (0.44)	$ 1.47
Diluted	$ 0.08	$ (0.44)	$ 1.45

For the years ended December 31, 2009, 2008 and 2007, options to purchase 670,776, 711,510 and 373,543 shares of common stock were not considered in the computation of potential common shares for purposes of diluted EPS, since the exercise prices of the options were greater than the average market price of the Company's common stock for the respective periods.

When computing diluted loss per share for the year ended December 31, 2008, all potential common shares, including stock options and restricted stock, are anti-dilutive to the loss per common share calculation. Therefore, for the year ended December 31, 2008, the effect of 391,372 potential common shares have not been considered for diluted EPS purposes.

15. Comprehensive Income (Loss)

The following table details the components of comprehensive income (loss):

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Net income (loss), as reported	$1,036	$(5,230)	$18,000
Other comprehensive income (loss):			
Change in fair value of derivatives	—	593	(6,287)
Reclassification of cash flow hedging (gains) losses on forecasted transactions no longer probable of occurring[(1)]	(880)	5,041	—
Amortization of net deferred (gain) loss on cash flow hedge derivatives	159	(171)	(2,037)
Tax effect	287	(2,166)	3,302
Total other comprehensive income (loss)	(434)	3,297	(5,022)
Comprehensive income (loss)	$ 602	$(1,933)	$12,978

(1) Reclassified to loss on derivatives.

16. Stockholders' Equity

Stockholders' Equity

On November 2, 2007, the Board of Directors (the "Board") approved a stock repurchase plan. Under this program, the Company is authorized to repurchase up to $15 million of its outstanding shares of common stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Any shares purchased under this plan are returned to the status of authorized but unissued shares of common stock. The repurchases may be made on the open market, in block trades or otherwise. The program may be suspended or discontinued at any time. The stock repurchases are funded using the Company's working capital.

The Company purchased 88,894 shares of its common stock for $347,000 during the year ended December 31, 2009. The Company purchased 331,315 shares of its common stock for $2.4 million during the year ended December 31, 2008. At December 31, 2009, the Company had $10.7 million remaining in its stock repurchase plan authorized by the Board.

In addition to the repurchases described above, pursuant to the Company's 2003 Equity Compensation Plan (as amended, the "2003 Plan"), participants may have shares withheld to cover income taxes. There were 13,720 shares repurchased to cover income taxes during the year ended December 31, 2009, at an average cost of $3.89. There were 2,444 shares repurchased to cover income taxes during the year ended December 31, 2008, at an average cost of $6.78.

Regulatory Capital Requirements

On March 20, 2007, the FDIC approved the application of our wholly-owned subsidiary, MBB, to become an industrial bank chartered by the State of Utah. MBB commenced operations effective March 12, 2008. MBB provides diversification of the Company's funding sources and, over time, may add other product offerings to better serve our customer base.

On December 31, 2008, Marlin Business Services Corp. received approval from the Federal Reserve Bank of San Francisco (the "FRB") to become a bank holding company upon conversion of MBB from an industrial bank to a commercial bank. On January 13, 2009, MBB received approval from the FRB to become a member of the Federal Reserve System.

On January 13, 2009, MBB converted from an industrial bank to a commercial bank chartered and supervised by the State of Utah and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In connection with the conversion of MBB to a commercial bank, Marlin Business Services Corp. became a bank holding company on January 13, 2009. On January 20, 2009, MBB submitted a modification request to the FDIC related to the Order issued by the FDIC on March 20, 2007 (the "Order") to eliminate certain inconsistencies between the Order and the FRB Approval of MBB as a commercial bank. Until we receive the FDIC's response to our submission, MBB intends to continue operating in accordance with its original de novo three-year business plan, which assumed total assets of up to $128 million by March 2011 (the end of the three-year de novo period.)

MBB is subject to capital adequacy guidelines issued by the Federal Financial Institutions Examination Council (the "FFIEC"). These risk-based capital and leverage guidelines make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations and consider off-balance sheet exposures in determining capital adequacy. The FFIEC and/or the U.S. Congress may determine to increase capital requirements in the future due to the current economic environment. Under the rules and regulations of the FFIEC, at least half of a bank's total capital is required to be "Tier I capital" as defined in the regulations, comprised of common equity, retained earnings and a limited amount of non-cumulative perpetual preferred stock. The remaining capital, "Tier II capital," as defined in the regulations, may consist of other preferred stock, a limited amount of term subordinated debt or a limited amount of the reserve for possible credit losses. The FFIEC has also adopted minimum leverage ratios for banks, which are calculated by dividing Tier I capital by total quarterly average assets. Recognizing that the risk-based capital standards principally address credit risk rather than interest rate, liquidity, operational or other risks, many banks are expected to maintain capital in excess of the minimum standards. The Company will provide the necessary capital to maintain MBB at "well-capitalized" status as defined by banking regulations. MBB's equity balance at December 31, 2009 was $16.1 million, which met all capital requirements to which MBB is subject and qualified for "well-capitalized" status. Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 capital. In addition to the risk-based capital guidelines, the Federal Reserve Board has adopted a minimum leverage capital ratio under which a bank holding company must maintain a level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage capital ratio of at least 4%. At December 31, 2009, Marlin Business Services Corp. also exceeded its regulatory capital requirements and is considered "well-capitalized" as defined by federal banking regulations. MBB is designated a Risk Category I institution for purposes of the risk-based assessment for FDIC deposit insurance. Risk Category I institutions pay the lowest tier of premiums for their deposit insurance.

The following table sets forth the Tier 1 leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio for Marlin Business Services Corp. and MBB at December 31, 2009.

	Actual		Minimum Capital Requirement		Well-Capitalized Capital Requirement	
	Ratio	Amount	Ratio[1]	Amount	Ratio	Amount
			(Dollars in thousands)			
Tier 1 Leverage Capital						
Marlin Business Services Corp.	24.89%	$148,505	4%	$23,867	5%	$29,834
Marlin Business Bank	15.55%	$ 16,071	5%	$ 5,169	5%	$ 5,169
Tier 1 Risk-based Capital						
Marlin Business Services Corp.	30.19%	$148,505	4%	$19,679	6%	$29,519
Marlin Business Bank	16.07%	$ 16,071	6%	$ 6,000	6%	$ 6,000
Total Risk-based Capital						
Marlin Business Services Corp.	31.45%	$154,728	8%	$39,358	10%	$49,198
Marlin Business Bank	17.12%	$ 17,122	15%	$15,000	10%[1]	$10,000

[1] MBB is required to maintain "well-capitalized" status. In addition, MBB must maintain a total risk-based capital ratio greater than 15%.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet but do not significantly exceed the required minimum level for each relevant capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Institutions that are adequately capitalized but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The federal bank regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution's capital, the agency's corrective powers include, among other things:

- prohibiting the payment of principal and interest on subordinated debt;
- prohibiting the holding company from making distributions without prior regulatory approval;
- placing limits on asset growth and restrictions on activities;
- placing additional restrictions on transactions with affiliates;
- restricting the interest rate the institution may pay on deposits;

- prohibiting the institution from accepting deposits from correspondent banks; and
- in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution's holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

Pursuant to the Order, MBB was required to have beginning paid-in capital funds of not less than $12.0 million and must keep its total risk-based capital ratio above 15%. MBB's equity balance at December 31, 2009 was $16.1 million, which qualifies for "well capitalized" status.

Dividends. The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings. Pursuant to the Order, MBB is not permitted to pay dividends during the first three years of operations without the prior written approval of the FDIC and the State of Utah.

17. Stock-Based Compensation

Under the terms of the Marlin Business Services Corp. 2003 Equity Compensation Plan (as amended, the "2003 Plan"), employees, certain consultants and advisors, and non-employee members of the Board have the opportunity to receive incentive and nonqualified grants of stock options, stock appreciation rights, restricted stock and other equity-based awards as approved by the Board. These award programs are used to attract, retain and motivate employees and to encourage individuals in key management roles to retain stock. The Company has a policy of issuing new shares to satisfy awards under the 2003 Plan. The aggregate number of shares under the 2003 Plan that may be issued pursuant to stock options or restricted stock grants was increased from 2,100,000 to 3,300,000 at the annual meeting of shareholders on May 22, 2008. Not more than 1,650,000 of such shares shall be available for issuance as restricted stock grants. There were 489,354 shares available for future grants under the 2003 Plan as of December 31, 2009.

Total stock-based compensation expense was $1.5 million, $1.2 million and $0.9 million for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively. Excess tax benefits from stock-based payment arrangements decreased cash provided by operating activities and increased cash provided by financing activities by $48,000, $101,000 and $1.2 million for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

Stock Options

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of the grant and have 7- to 10-year contractual terms. All options issued contain service conditions based on the participant's continued service with the Company, and provide for accelerated vesting if there is a change in control as defined in the 2003 Plan.

Employee stock options generally vest over four years. The vesting of certain options is contingent on various Company performance measures, such as earnings per share and net income. Of the total options granted during the year ended December 31, 2009, no shares are contingent on performance factors. The Company has recognized expense related to performance options based on the most probable performance assumptions as of December 31, 2009. Revised performance assumptions during 2007 resulted in a reduction of $248,000 in expense related to stock options during the year ended December 31, 2007. There were no revisions necessary to performance assumptions in 2008 or 2009.

The Company also issues stock options to non-employee independent directors. These options generally vest in one year.

There were 15,877 stock options granted during the year ended December 31, 2009. The fair value of each stock option granted during the years ended December 31, 2009, 2008, and 2007 was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average grant-date fair value of stock options issued for the years ended December 31, 2009, 2008 and 2007, was $4.49, $3.25, and $7.93 per share, respectively.

The following weighted average assumptions were used for valuing option grants made during the years ended December 31, 2009, 2008, and 2007:

Weighted Averages:	December 31, 2009	December 31, 2008	December 31, 2007
Risk-free interest rate	1.97%	2.45%	4.50%
Expected life	4.0 years	5.1 years	5.1 years
Expected volatility	84%	35%	35%
Expected dividends	$ —	$ —	$ —

The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life for options granted represents the period each option is expected to be outstanding and was determined by applying the simplified method as defined by the Securities and Exchange Commission's Staff Accounting Bulletin No. 107 ("SAB 107") due to the limited period of time the Company's shares have been publicly traded. The expected volatility was determined using historical volatilities based on historical stock prices. The Company does not pay dividends, and therefore did not assume expected dividends.

The following table summarizes option activity during the each of the three years in the period ended December 31, 2009:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2006	918,977	$11.61
Granted	108,409	20.49
Exercised	(217,417)	8.02
Forfeited	(82,785)	18.70
Expired	—	—
Outstanding, December 31, 2007	727,184	$13.20
Granted	271,926	9.29
Exercised	(46,616)	3.12
Forfeited	(67,035)	15.98
Expired	—	—
Outstanding, December 31, 2008	885,459	$12.32
Granted	15,877	7.30
Exercised	(40,424)	4.13
Forfeited	(82,751)	16.51
Expired	—	—
Outstanding, December 31, 2009	778,161	$12.20

During the years ended December 31, 2009, December 31, 2008 and December 31, 2007, the Company recognized total compensation expense related to options of $0.3 million, $0.4 million and $0.4 million,

respectively. The total pre-tax intrinsic value of stock options exercised was $0.1 million, $0.3 million and $3.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. The related tax benefits realized from the exercise of stock options for the years ended December 31, 2009, 2008 and 2007 were $0.1 million, $0.1 million and $1.2 million, respectively.

The following table summarizes information about the stock options outstanding and exercisable as of December 31, 2009:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (In thousands)	Number Exercisable	Weighted Average Remaining Life (Years)	Weighted Average Exercisable Price	Aggregate Intrinsic Value (In thousands)
$3.39	94,134	2.3	$ 3.39	$427	94,134	2.3	$ 3.39	$427
$4.23 — $5.01	25,344	0.3	4.39	90	25,344	0.3	4.39	90
$7.17 — $10.18	356,839	4.3	9.43	19	158,061	3.0	9.61	8
$14.00 — $16.01	63,484	4.1	14.63	—	57,235	4.0	14.57	—
$17.52 — $22.23	238,360	3.5	20.00	—	137,813	3.3	19.37	—
	778,161	3.7	$12.20	$536	472,587	2.9	$11.54	$525

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $7.93 as of December 31, 2009, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2009, the total future compensation cost related to non-vested stock options not yet recognized in the Consolidated Statements of Operations was $319,000 and the weighted average period over which these awards are expected to be recognized was 1.2 years, based on the most probable performance assumptions as of December 31, 2009. In the event maximum performance targets are achieved, an additional $1.0 million of compensation cost would be recognized over a weighted average period of 1.7 years.

At the October 28, 2009 annual stockholders' meeting, the shareholders voted to approve an amendment to the 2003 Plan to allow a one-time stock option exchange program for the Company's employees, to commence within six months following the annual meeting. If implemented, the exchange program would allow us to cancel certain underwater stock options currently held by our employees in exchange for the grant of a lesser amount of stock options with lower exercise prices and a new vesting schedule and term. Each replacement option will have an exercise price per share equal to the closing price of our common stock on the date of grant, and will have a new seven-year term.

Restricted Stock Awards

Restricted stock awards provide that, during the applicable vesting periods, the shares awarded may not be sold or transferred by the participant. The vesting period for restricted stock awards generally ranges from 3 to 10 years, though certain awards for special projects may vest in as little as one year depending on the duration of the project. All awards issued contain service conditions based on the participant's continued service with the Company, and may provide for accelerated vesting if there is a change in control as defined in the 2003 Plan.

The vesting of certain restricted shares may be accelerated to a minimum of 3 to 4 years based on achievement of various individual and Company performance measures. In addition, the Company has issued certain shares under a Management Stock Ownership Program. Under this program, restrictions on the shares lapse at the end of 10 years but may lapse (vest) in a minimum of three years if the employee continues in service at the Company and owns a matching number of other common shares in addition to the restricted shares.

Of the total restricted stock awards granted during the year ended December 31, 2009, 477,341 shares may be subject to accelerated vesting based on performance factors; no shares have vesting contingent upon performance factors. Certain of the awards granted during 2009 may result in the issuance of 212,902 additional shares of stock if achievement of certain targets is greater than 100%. The Company has recognized expense related to performance-based shares based on the most probable performance assumptions as of December 31, 2009. Revised performance assumptions during 2007 resulted in a reduction of $425,000 in expense related to restricted stock awards during the year ended December 31, 2007. There were no revisions necessary to performance assumptions in 2008 or 2009.

The Company also issues restricted stock to non-employee independent directors. These shares generally vest in seven years from the grant date or six months following the director's termination from Board service.

The following table summarizes the activity of the non-vested restricted stock during each of the three years in the period ended December 31, 2009:

	Shares	Weighted Average Grant-Date Fair Value
Non-vested restricted stock at December 31, 2006	207,731	$19.57
Granted	95,295	19.76
Vested	(47,211)	17.60
Forfeited	(37,567)	19.06
Non-vested restricted stock at December 31, 2007	218,248	$20.17
Granted	330,168	6.13
Vested	(15,684)	18.58
Forfeited	(28,818)	15.49
Non-vested restricted stock at December 31, 2008	503,914	$11.29
Granted	628,772	6.26
Vested	(40,177)	18.23
Forfeited	(69,106)	14.06
Non-vested restricted stock at December 31, 2009	1,023,403	$ 7.74

During the years ended December 31, 2009, 2008 and 2007, the Company granted restricted stock awards with grant date fair values totaling $3.9 million, $2.0 million and $1.9 million, respectively. As vesting occurs, or is deemed likely to occur, compensation expense is recognized over the requisite service period and additional paid-in capital is increased. The Company recognized compensation expense of $1.1 million, $0.7 million and $0.5 million related to restricted stock for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, there was $5.2 million of unrecognized compensation cost related to non-vested restricted stock compensation scheduled to be recognized over a weighted average period of 4.7 years, based on the most probable performance assumptions as of December 31, 2009. In the event maximum performance targets are achieved, $2.8 million of the unrecognized compensation cost would accelerate to be recognized over a weighted average period of 1.3 years, and an additional $231,000 of compensation cost would be recognized over a weighted average period of 0.9 years. In addition, certain of the awards granted during 2009 may result in the issuance of 212,902 additional shares of stock if achievement of certain targets is greater than 100%. The expense related to the additional shares awarded will be dependent on the Company's stock price when the achievement level is determined.

The fair value of shares that vested was $0.2 million, $0.1 million and $1.1 million during the years ended December 31, 2009, 2008 and 2007, respectively.

Employee Stock Purchase Plan

In October 2003, the Company adopted the Employee Stock Purchase Plan (the "ESPP"). Under the terms of the ESPP, employees have the opportunity to purchase shares of common stock during designated offering periods equal to the lesser of 95% of the fair market value per share on the first day of the offering period or the purchase date. Participants are limited to 10% of their compensation. The aggregate number of shares under the ESPP that may be issued is 200,000. During 2009, 2008 and 2007, 35,004, 36,360 and 17,994 shares, respectively, of common stock were sold for $106,000, $149,000 and $273,000, respectively, pursuant to the terms of the ESPP.

18. Employee 401(k) Plan

The Company adopted a 401(k) plan (the "Plan") which originally became effective as of January 1, 1997. The Company's employees are entitled to participate in the Plan, which provides savings and investment opportunities. Employees can contribute up to the maximum annual amount allowable per Internal Revenue Service ("IRS") guidelines. During 2006 and the first six months of 2007, the Plan also provided for Company contributions equal to 25% of an employee's contribution percentage up to a maximum employee contribution of 4%. Effective July 1, 2007, the Plan provides for Company contributions equal to 25% of an employee's contribution percentage up to a maximum employee contribution of 6%. The Company's contributions to the Plan for the years ended December 31, 2009, 2008 and 2007 were approximately $119,000, $177,000 and $159,000, respectively.

19. Related Party Transactions

The Company obtains all of its commercial, healthcare and other insurance coverage through The Selzer Company, an insurance broker located in Warrington, Pennsylvania. Richard Dyer, the brother of Daniel P. Dyer, the Chief Executive Officer, is the President of The Selzer Company. We do not have any contractual arrangement with The Selzer Group or Richard Dyer, nor do we pay either of them any direct fees. Insurance premiums paid to The Selzer Company were $495,000, $584,000 and $521,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

20. Restatement of Prior Financial Statements

Subsequent to the issuance of the Company's Form 10-K for the year ended December 31, 2008, the Company identified a software error affecting the timing of interest income recognition on approximately 1,500 of its 107,000 active leases. This software calculation error was identified and the programming was corrected during the second quarter of 2009.

This error impacted the Consolidated Financial Statements for the fiscal years ended December 31, 2005 through 2008, including interim periods therein, and the three-month period ended March 31, 2009. The impact of the error on the Consolidated Statements of Operations was limited to the fiscal years ended December 31, 2005 through 2007, including the interim periods therein. It is a non-cash adjustment impacting the timing of income recognition, and will not have any impact on historical or future cash flows or any other aspect of the Company's business. It did not adversely affect compliance with covenants under the Company's existing credit facilities. The Company concluded that the impact of correcting the error on each individual previously filed consolidated financial statement was not material, and therefore the Company did not amend its previous filings with the SEC.

The cumulative effect of this adjustment reduced interest income through December 31, 2007 by $1.4 million, with a corresponding increase in unearned lease income, a component of net investment in leases and loans, to be recognized in the future. The cumulative effect of this adjustment also decreased the net deferred income tax liability through December 31, 2007 by $554,000, and decreased retained earnings by $831,000. Accordingly, the

Company has restated the accompanying consolidated financial statements as of December 31, 2008 from amounts previously reported to correct the error by increasing unearned lease income and reducing the net deferred income tax liability and retained earnings as follows:

	December 31, 2008		
	As Previously Reported	Adjustment	As Restated
	(Dollars in thousands)		
Consolidated Balance Sheet			
Net investment in leases and loans	$670,494	$(1,385)	$669,109
Total assets	795,816	(1,385)	794,431
Net deferred income tax liability	15,673	(554)	15,119
Total liabilities	648,360	(554)	647,806
Retained earnings	63,501	(831)	62,670
Total stockholders' equity	147,456	(831)	146,625
Total liabilities and stockholders' equity	795,816	(1,385)	794,431

A summary of the effects of the restatement for the year ended December 31, 2007 is presented below.

	For the Year Ended December 31, 2007		
	As Previously Reported	Adjustment	As Restated
	(Dollars in thousands, except per-share data)		
Statement of Operations			
Interest income	$90,231	$ (477)	$89,754
Income before income taxes	30,361	(477)	29,884
Income tax expense	12,075	(191)	11,884
Net income	18,286	(286)	18,000
Basic earnings per share[(2)]	$ 1.49	$(0.02)	$ 1.47
Diluted earnings per share[(2)]	$ 1.47	$(0.02)	$ 1.45

(1) The amount for interest income "as previously reported" reflects the impact of the reclassifications to conform to the current year's presentation, pursuant to the requirements of the Securities and Exchange Commission's Regulation S-X, Article 9, applicable to bank holding companies, previously discussed in Note 2 herein. Therefore, the difference between the amounts "as previously reported" and "as restated" represents the effect of the error correction discussed above.

(2) The amounts for basic and diluted earnings per share "as previously reported" reflect the impact of the retrospective adjustment to conform to the provisions of FSP EITF 03-6-1, as incorporated in the Earnings Per Share Topic of the FASB ASC and previously discussed in Note 2 herein. Therefore, the difference between the amounts "as previously reported" and "as restated" represents the effect of the error correction discussed above.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2009, we updated our evaluation of the effectiveness of the design and operation of our disclosure controls and procedures for purposes of filing reports under the Securities and Exchange Act of 1934. This controls evaluation was done under the supervision and with the participation of management, including our CEO and our CFO. Our CEO and our CFO have concluded that our disclosure controls and procedures (as defined in Rule 13(a)-15(e) and 15(d)-15(e) under the Exchange Act) are designed and operating effectively to provide reasonable assurance that information relating to us and our subsidiaries that we are required to disclose in the reports that we file or submit to the SEC is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported with the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control over Financial Reporting — Our CEO and CFO provided a report on behalf of management on our internal control over financial reporting. The full text of management's report is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Attestation Report of the Registered Public Accounting Firm — The attestation report of our independent registered public accounting firm on their assessment of internal control over financial reporting is contained in Item 8 of this Form 10-K and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting — There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter of 2009 that have materially affected, or are reasonably likely to affect materially, the Company's internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by Item 10 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2010 Annual Meeting of Stockholders.

We have adopted a code of ethics and business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Our code of ethics and business conduct is available free of charge within the investor relations' section of our Web site at www.marlincorp.com. We intend to post on our Web site any amendments and waivers to the code of ethics and business conduct that are required to be disclosed by the rules of the Securities and Exchange Commission, or file a Form 8-K, Item 5.05 to the extent required by NASDAQ listing standards.

Item 11. ***Executive Compensation***

The information required by Item 11 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2010 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2010 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by Item 13 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2010 Annual Meeting of Stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by Item 14 is incorporated by reference from the information in the Registrant's definitive Proxy Statement to be filed pursuant to Regulation 14A for its 2010 Annual Meeting of Stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *Documents filed as part of this Report*

The following is a list of consolidated and combined financial statements and supplementary data included in this report under Item 8 of Part II hereof:

1. Financial Statements and Supplemental Data

   Reports of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of December 31, 2009 and 2008.

   Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007.

   Consolidated Statements of Stockholders' Equity for the years ended December 31, 2009, 2008 and 2007.

   Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007.

   Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

Schedules are omitted because they are not applicable or are not required or because the required information is included in the consolidated and combined financial statements or notes thereto.

(b) *Exhibits.*

Number	Description
1.1[11]	Purchase Agreement, dated November 15, 2006, between Piper Jaffray & Co., Primus Capital Fund IV Limited Partnership and its affiliate and Marlin Business Services Corp.
3.1[15]	Amended and Restated Articles of Incorporation of the Registrant.
3.2[2]	Bylaws of the Registrant.
4.1[2]	Second Amended and Restated Registration Agreement, as amended through July 26, 2001, by and among Marlin Leasing Corporation and certain of its shareholders.
10.1[17]†	2003 Equity Compensation Plan of the Registrant, as amended.
10.2[26]†	Amendment 2009-1 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended.

Number	Description
10.3[(26)†]	Amendment 2009-2 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended.
10.4[(26)†]	Amendment 2009-3 to the Marlin Business Services Corp. 2003 Equity Compensation Plan, as amended.
10.5[(2)†]	2003 Employee Stock Purchase Plan of the Registrant.
10.6[(4)]	Lease Agreement, dated as of October 21, 2003, between Liberty Property Limited Partnership and Marlin Leasing Corporation.
10.7[(2)†]	Employment Agreement, dated as of October 14, 2003 between Daniel P. Dyer and the Registrant.
10.8[(20)†]	Amendment 2008-1 dated as of December 31, 2008 to the Employment Agreement between Daniel P. Dyer and the Registrant.
10.9[(2)†]	Employment Agreement, dated as of October 14, 2003 between George D. Pelose and the Registrant.
10.10[(10)†]	Amendment 2006-1 dated as of May 19, 2006 to the Employment Agreement between George D. Pelose and the Registrant.
10.11[(20)†]	Amendment 2008-1 dated as of December 31, 2008 to the Employment Agreement between George D. Pelose and the Registrant.
10.12[(1)]	Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of August 31, 2001, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.13[(1)]	First Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of July 28, 2003, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.14[(3)]	Second Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of October 16, 2003, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.15[(7)]	Third Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement dated as of August 26, 2005, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.16[(13)]	Fourth Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement, dated as of April 2, 2007, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.17[(19)]	Fifth Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement, dated as of September 12, 2008, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.18[(21)]	Sixth Amendment to Second Amended and Restated Warehouse Revolving Credit Facility Agreement, dated as of March 31, 2009, by and among Marlin Leasing Corporation, the Lenders and National City Bank.
10.19[(1)]	Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of April 1, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II and Wells Fargo Bank Minnesota, National Association.
10.20[(1)]	Series 2002-A Supplement, dated as of April 1, 2002, to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of April 1, 2002, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, National City Bank and Wells Fargo Bank Minnesota, National Association.
10.21[(1)]	First Amendment to Series 2002-A Supplement and Consent to Assignment of 2002-A Note, dated as of July 10, 2003, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, ABN AMRO Bank N.V. and Wells Fargo Bank Minnesota, National Association.
10.22[(4)]	Second Amendment to Series 2002-A Supplement, dated as of January 13, 2004, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, Bank One, N.A., and Wells Fargo Bank Minnesota, National Association.
10.23[(4)]	Third Amendment to Series 2002-A Supplement, dated as of March 19, 2004, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, Bank One, N.A., and Wells Fargo Bank Minnesota, National Association.

Number	Description
10.24[5]	Fifth Amendment to Series 2002-A Supplement, dated as of March 18, 2005, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JP Morgan Chase Bank, N.A., (successor by merger to Bank One, N.A.), and Wells Fargo Bank Minnesota, National Association.
10.25[9]	Amended & Restated Series 2002-A Supplement to the Master Facility Agreement, dated as of March 15, 2006, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JPMorgan Chase Bank, N.A. and Wells Fargo Bank, N.A.
10.26[22]	Consent and Amendment to the Amended and Restated Series 2002-A Supplement, dated as of June 29, 2009, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JP Morgan Chase Bank, N.A., and Wells Fargo Bank Minnesota, N.A., as the trustee.
10.27[14]	First Amendment to the Amended and Restated Series 2002-A Supplement to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of August 30, 2007, by and among Marlin Leasing Corporation, JP Morgan Chase Bank, N.A., (successor by merger to Bank One, N.A.), and Wells Fargo Bank Minnesota, National Association.
10.28[18]	First Amendment to the Amended & Restated Series 2002-A Supplement to the Master Facility Agreement, dated as of August 29, 2008, by and among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JPMorgan Chase Bank, N.A. and Wells Fargo Bank, N.A.
10.29[23]	Second Amendment to the Amended and Restated Series 2002-A Supplement to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of March 15, 2009, among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JPMorgan Chase Bank, N.A., as the agent and Wells Fargo Bank, N.A., as the trustee.
10.30[24]	Third Amendment to the Amended and Restated Series 2002-A Supplement to the Master Lease Receivables Asset-Backed Financing Facility Agreement, dated as of March 31, 2009, among Marlin Leasing Corporation, Marlin Leasing Receivables Corp. II, Marlin Leasing Receivables II LLC, JPMorgan Chase Bank, N.A., as the agent and Wells Fargo Bank, N.A., as the trustee.
10.31†	Compensation Policy for Non-Employee Independent Directors (Filed herewith).
10.32[8]†	Transition & Release Agreement made as of December 6, 2005 (effective as of December 14, 2005) between Bruce E. Sickel and the Registrant.
10.33[12]†	Separation Agreement, dated December 20, 2006, between Marlin Business Services Corp. and Gary R. Shivers.
10.34[16]	Letter Agreement, dated as of June 11, 2007 and effective as of March 11, 2008, by and between the Registrant, Peachtree Equity Investment Management, Inc. and WCI (Private Equity) LLC.
10.35[25]	Loan and Security Agreement, dated as of October 9, 2009, by and among Marlin Receivables Corp., Marlin Leasing Corporation, Marlin Business Services Corp. and Wells Fargo Foothill, LLC.
16.1[6]	Letter on Change in Certifying Accountant dated June 27, 2005 from KPMG LLP to the Securities and Exchange Commission.
21.1	List of Subsidiaries (Filed herewith)
23.1	Consent of Deloitte & Touche LLP (Filed herewith)
31.1	Certification of the Chief Executive Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
31.2	Certification of the Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. (Filed herewith)
32.1	Certification of the Chief Executive Officer and Chief Financial Officer of Marlin Business Services Corp. required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.). (Furnished herewith)

† Management contract or compensatory plan or arrangement.

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 333-108530), filed on September 5, 2003, and incorporated by reference herein.

(2) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-108530), filed on October 14, 2003, and incorporated by reference herein.

(3) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Amendment No. 2 to Registration Statement on Form S-1 filed on October 28, 2003 (File No. 333-108530), and incorporated by reference herein.

(4) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed on March 29, 2004, and incorporated by reference herein.

(5) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 9, 2005, and incorporated by reference herein.

(6) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated June 24, 2005 filed on June 29, 2005, and incorporated by reference herein.

(7) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated August 26, 2005 filed on August 26, 2005, and incorporated by reference herein.

(8) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 14, 2005 and filed on December 14, 2005, and incorporated by reference herein.

(9) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated March 15, 2006 and filed on March 17, 2006, and incorporated by reference herein.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated May 19, 2006 and filed on May 25, 2006, and incorporated by reference herein.

(11) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated November 15, 2006 and filed on November 17, 2006, and incorporated by reference herein.

(12) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 20, 2006 and filed on December 21, 2006, and incorporated by reference herein.

(13) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated April 2, 2007 and filed on April 6, 2007, and incorporated by reference herein.

(14) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated August 30, 2007 and filed on September 5, 2007, and incorporated by reference herein.

(15) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed on March 5, 2008, and incorporated by reference herein.

(16) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated March 11, 2008 and filed on March 17, 2008, and incorporated by reference herein.

(17) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Registration Statement on Form S-8 (File No. 333-151358) filed on June 2, 2008, and incorporated by reference herein.

(18) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated August 29, 2008 and filed on September 5, 2008, and incorporated by reference herein.

(19) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated September 12, 2008 and filed on September 16, 2008, and incorporated by reference herein.

(20) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated December 31, 2008 and filed on January 7, 2009, and incorporated by reference herein.

(21) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Form 8-K dated March 31, 2009 and filed on April 2, 2009, and incorporated by reference herein.



Received SEC

APR 2 1 2010

Washington, DC 20549



2009 ANNUAL REPORT

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2010

MARLIN BUSINESS SERVICES CORP.

By: /s/ DANIEL P. DYER

Daniel P. Dyer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ DANIEL P. DYER Daniel P. Dyer	Chief Executive Officer and President (Principal Executive Officer)	March 5, 2010
By: /s/ LYNNE C. WILSON Lynne C. Wilson	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	March 5, 2010
By: /s/ KEVIN J. MCGINTY Kevin J. McGinty	Chairman of the Board of Directors	March 5, 2010
By: /s/ JOHN J. CALAMARI John J. Calamari	Director	March 5, 2010
By: /s/ LAWRENCE J. DEANGELO Lawrence J. DeAngelo	Director	March 5, 2010
By: /s/ EDWARD GRZEDZINSKI Edward Grzedzinski	Director	March 5, 2010
By: /s/ MATTHEW J. SULLIVAN Matthew J. Sullivan	Director	March 5, 2010
By: /s/ JAMES W. WERT James W. Wert	Director	March 5, 2010

Dear Fellow Shareholders:

2009 was a year filled with a high degree of uncertainty and much more than anyone expected. The recession, which officially began in December 2007, marked the longest and most severe downturn to the economy since 1981. Unemployment hovered at close to 10% throughout most of the year, depleting the confidence level of both consumers and businesses. Compounding matters was the disruptive influence of the credit crisis, creating a perfect storm for banks and financial services companies such as Marlin.

In spite of the economy's difficulties and the disruptions caused by the liquidity crisis, I'm pleased to report much progress has been made managing our way through the storm, and more importantly, positioning the company for future success. This progress began in 2008 and accelerated in 2009 as the full impact of management's decisions began to bear fruit.

CREDIT QUALITY

Portfolio quality and risk management are two aspects of our business at which we excel. Our disciplined credit culture combined with the strength of our analytics enabled us to improve portfolio credit quality in 2009, despite the economy's growing weakness throughout most of the year. We purposefully steered clear of the most vulnerable sectors of the economy while adding new customers that strengthened the credit profile of our portfolio. By design, the well-diversified nature of our portfolio insulated us from many of the issues that plagued certain regional lenders and those with excessive exposure to any one segment of the economy. I am confident in the actions taken to-date and the benefits that will accrue to our business now and in the future - free from credit related issues that are likely impacting other lenders we compete against in the marketplace.

LIQUIDITY

The credit markets continued to struggle in 2009 making access to funding extremely difficult for many companies. Unfortunately, Marlin felt the effects of the credit crunch early in 2009. Since then, I'm pleased to report the company has repositioned itself to be much stronger and less reliant on any single funding source. Marlin Business Bank, our wholly owned FDIC insured depository institution, is well positioned to grow once its de-novo period lapses in 2011. In addition to deposit funding, our newly established lending relationship with Wells Fargo Capital Finance provides access to the bank syndicate market. Finally, the company recently re-entered the securitization market with the closing of the company's tenth term securitization, which was its fifth AAA-rated deal.

FUTURE OPPORTUNITY

While 2009 will surely go down in the history books as a memorable year, as we look ahead Marlin is solidly positioned to serve small business customers and grow profitably. The business is advantageously positioned with attractive profit fundamentals in place, a well-capitalized balance sheet and a relatively conservative financial leverage position. On the credit side of the equation we've built a solidly performing and well-diversified portfolio. Add this to the fact that fewer competitors are in existence today and the availability of credit to the small business sector is in shorter supply (compared to a few years ago), the market opportunity for growth is substantial. While there is more work to be done and challenges remain with the economy's full recovery, Marlin is poised to take advantage of present and future opportunities and the demand businesses have to finance equipment.

In closing, I want to thank our dedicated employees who work tirelessly to serve our customers each and every day. To our customers, thank you for your loyalty and business. And to our shareholders, our mission is to maintain your trust and to deliver long-term sustainable value.



Daniel P. Dyer
Chief Executive Officer





CORPORATE HEADQUARTERS
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SOUTHEASTERN DIVISION
6470 East Johns Crossing
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LEASE PROCESSING CENTER
1500 John F. Kennedy Blvd.
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MARLIN BUSINESS BANK
2795 E. Cottonwood Pkwy.
Suite 120
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